Form 10KSB40, Exhibit 13
period 1999-12-31
CNBC BANCORP /OH
filed 2000-03-29
CIK 1050078

                                                                      Exhibit 13

                         CNBC BANCORP 1999 ANNUAL REPORT
                                 TO SHAREHOLDERS



                                      INDEX

                        CONSOLIDATED FINANCIAL STATEMENTS
                    AND MANAGEMENT'S DISCUSSION AND ANALYSIS


         Selected Financial Data.......................................................................  2

         Description of Business.......................................................................  3

         Average Balance Sheet and Rate Volume Analysis................................................  4

         Management's Discussion and Analysis of Financial Condition
                     and Results of Operations.........................................................  6

         Market for Common Equity and Related Shareholder Matters...................................... 10

         Report of Independent Auditors................................................................ 11

         Consolidated Financial Statements............................................................. 12

         Directors and Executive Officers of CNBC Bancorp.............................................. 31

                             SELECTED FINANCIAL DATA

                                                               YEAR ENDED DECEMBER 31,
                                             1999            1998            1997            1996            1995
                                         ---------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

SELECTED OPERATING DATA:

Interest income ......................   $    15,152     $    12,727     $     9,730     $     7,679     $     6,439
Interest expense .....................         7,065           6,221           4,624           3,704           3,113
                                         -----------     -----------     -----------     -----------     -----------
Net interest income ..................         8,087           6,506           5,106           3,975           3,326
Provision for loan losses ............          (509)           (480)           (386)           (254)           (288)
Noninterest income ...................           361             248             189             161
                                                                                                                 113
Noninterest expenses .................        (4,250)         (3,481)         (2,769)         (2,246)         (1,887)
Income tax expense ...................        (1,291)           (969)           (745)           (573)           (440)
                                         -----------     -----------     -----------     -----------     -----------
Net income ...........................   $     2,398     $     1,824     $     1,395     $     1,063     $       824
                                         ===========     ===========     ===========     ===========     ===========


SELECTED PER SHARE DATA:

Basic earnings per common share ......   $      1.93     $      1.64     $      1.31     $      1.02     $       .79
Diluted earnings per common share ....   $      1.76     $      1.48     $      1.21     $       .95     $       .76
Dividends declared per common
    share ............................   $       .40     $       .34     $       .25     $      .175     $      .125
Book value per share .................   $     14.42     $     10.72     $      9.43     $      7.88     $      7.08
Shares outstanding (1) ...............     1,324,532       1,116,972       1,111,780       1,053,654       1,046,192


SELECTED OPERATING RATIOS:

Return on average assets .............          1.21%           1.16%           1.20%           1.14%           1.09%
Return on average shareholders' equity         14.82%          16.12%          15.18%          13.38%          11.52%
Dividend payout (2) ..................         22.73%          22.97%          20.66%          18.42%          16.45%
Average equity to average assets .....          8.16%           7.20%           7.83%           8.50%           9.47%


SELECTED FINANCIAL CONDITION DATA:

Total Assets .........................   $   202,928     $   175,113     $   139,325     $   104,207     $    82,224
Loans, net ...........................       175,670         148,881         117,078          85,087          67,907
Securities available-for-sale ........        11,010           5,218           4,051           3,130           3,364
Deposits .............................       169,068         151,480         119,105          90,377          69,048
Borrowed funds .......................        13,573          10,685           8,860           4,884           5,149
Shareholders' equity .................        19,105          11,972          10,482           8,297           7,404

(1) As adjusted for stock splits and dividends
(2) Dividends per share divided by diluted earnings per share

                             DESCRIPTION OF BUSINESS

CNBC Bancorp ("CNBC") was incorporated in Ohio on August 23, 1996, for the purpose of effecting a reorganization whereby Commerce National Bank ("Commerce National"), a national bank established in 1991 and more fully described below, would become a wholly-owned subsidiary of CNBC and CNBC would become a bank holding company as defined by the Bank Holding Company Act of 1956, as amended. This reorganization was completed effective November 30, 1996.

Substantially all of the consolidated revenues and net income are generated by the business activities of Commerce National. Commerce National is a full service national bank primarily serving small to medium-sized businesses located in the Columbus, Ohio metropolitan area. Commerce National has experienced steady growth in asset size, number of customers served and net income over the past five years.

Commerce National's only office is located at 100 East Wilson Bridge Road, Worthington, Ohio, which is located directly north of Columbus near the intersection of Rt. 23 and I-270. Commerce National utilizes approximately 75% of its office building, with the remaining space being leased to two tenants.

Banking deposit products offered include checking accounts, NOW accounts, savings accounts and certificates of deposit for both businesses and individuals. Loan products include residential and commercial real estate loans, business lines of credit, business term loans and consumer home equity lines of credit. Commerce National participates in many government sponsored lending programs including the Small Business Administration and Columbus Countywide Development Corporation. Commerce National also offers business and consumer credit cards.

Banking services include providing courier pickup of banking transactions, daily processing of deposit transactions through its wholesale lockbox department, telephone banking, PC banking, wire transfers and direct deposit payroll and electronic tax payments. Commerce National does not currently provide services via the Internet, but is evaluating the possibility of offering such services within the next year.

The market served by Commerce National is dominated by four large, national bank holding companies which control over 75% of the deposits in Franklin County. Total banking deposits approximate $15 billion, with Commerce National having about a 1% market share. While its larger competitors have a significant influence on the pricing of loans and deposits, Commerce National has had a history of delivering high quality service, which is its primary competitive advantage in obtaining new customers.

CNBC is a bank holding company subject to the supervision of and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). CNBC is required to file periodic reports with the Federal Reserve.

Commerce National is a nationally-chartered bank and is subject to the direct supervision and regulation and is regularly examined by the Office of the Comptroller of the Currency. Additionally, Commerce National is a member of the Federal Reserve System and its deposits are insured by the FDIC to applicable limits.

  DISTRIBUTION OF BALANCE SHEET ITEMS; INTEREST RATES AND INTEREST DIFFERENTIAL

The following tables set forth certain information relating to CNBC's average balance sheets and the statements of income for the years ended December 31, 1999, 1998, and 1997, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                  1999                                       1998
                                ----------------------------------------     ----------------------------------------    -
                                AVERAGE                         AVERAGE      AVERAGE                        AVERAGE
                                BALANCE        INTEREST       YIELD/COST     BALANCE       INTEREST       YIELD/COST
                                ----------------------------------------     ----------------------------------------    -
                                                                                 (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
   Money market funds,
     federal funds sold
     and interest-earning
     deposits ...............   $    16,451    $       805           4.89%   $    13,444    $       715          5.32%
   Securities available
     for sale, net (2) ......         7,689            426           5.53          5,149            302          5.87
   Loans, net (1) ...........       165,444         13,921           8.41        131,048         11,710          8.94
                                -----------    -----------         ------    -----------    -----------        ------

       Total interest-earning
              assets ........       189,584         15,152           7.99        149,641         12,727          8.51

Noninterest-earning
  assets ....................         8,779                                        7,739
                                -----------                                  -----------

       Total assets .........   $   198,363                                  $   157,380
                                ===========                                  ===========

LIABILITIES AND
  SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:
   NOW deposits .............   $    10,365            148           1.43    $    10,544            192          1.82
   Savings deposits .........        68,076          2,530           3.72         49,191          2,135          4.34
   Certificates of deposit ..        65,725          3,558           5.41         56,975          3,278          5.75
                                -----------    -----------         ------    -----------    -----------        ------

       Total deposits .......       144,166          6,236           4.33        116,710          5,605          4.80
Borrowed Funds ..............        13,868            829           5.98          9,348            616          6.59
                                -----------    -----------         ------    -----------    -----------        ------

       Total interest-bearing
         liabilities ........       158,034          7,065           4.47        126,058          6,221          4.94
                                               -----------         ------                   -----------        ------

Noninterest-bearing
  liabilities ...............        24,150                                       19,992
                                -----------                                  -----------

       Total liabilities ....       182,184                                      146,050
Shareholders' equity ........        16,179                                       11,330
                                -----------                                  -----------

       Total liabilities
         and shareholders'
         equity .............   $   198,363                                  $   157,380
                                ===========                                  ===========

Net interest income/interest
  rate spread(3) ............                 $     8,087           3.52%                   $     6,506         3.57%
                                              ===========     ===========                   ===========   ===========

Net interest margin(4) ......                                       4.27%                                       4.35%
                                                              ===========                                 ===========

Ratio of interest-earning
   assets to interest-bearing
   liabilities ..............                                      120.0%                                      118.7%
                                                              ===========                                 ===========

                                        FOR THE YEAR ENDED DECEMBER 31,
                                                   1997
                                ------------------------------------------
                                  AVERAGE                     AVERAGE
                                  BALANCE       INTEREST      YIELD/COST
                                ------------------------------------------
                                              (DOLLARS IN THOUSANDS)

ASSETS:
Interest-earning assets:
   Money market funds,
     federal funds sold
     and interest-earning
     deposits ...............   $     6,723   $       357          5.31%
   Securities available
     for sale, net (2) ......         3,543           213          6.01
   Loans, net (1) ...........       100,237         9,160          9.14
                                -----------    ----------          ----

       Total interest-earning
              assets ........       110,503         9,730          8.81

Noninterest-earning
  assets ....................         6,148
                                -----------

       Total assets .........   $   116,651
                                ===========

LIABILITIES AND
  SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:
   NOW deposits .............   $     7,130           147          2.06
   Savings deposits .........        29,907         1,270          4.25
   Certificates of deposit ..        46,410         2,720          5.86
                                -----------    ----------          ----

       Total deposits .......        83,447         4,137          4.96
Borrowed Funds ..............         7,473           487          6.52
                                -----------    ----------          ----

       Total interest-bearing
         liabilities ........        90,920         4,624          5.09
                                               ----------          ----

Noninterest-bearing
  liabilities ...............        16,592
                                -----------

       Total liabilities ....       107,512
Shareholders' equity ........         9,139
                                -----------

       Total liabilities
         and shareholders'
         equity .............   $   116,651
                                ===========

Net interest income/interest
  rate spread(3) ............                 $     5,106         3.72%
                                              ===========   ===========

Net interest margin(4) ......                                     4.62%
                                                            ===========

Ratio of interest-earning
   assets to interest-bearing
   liabilities ..............                                    121.5%
                                                            ===========

(1)      Amount is net of deferred loan fees and includes nonperforming loans.

(2) Average balance is shown using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance.

(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest bearing liabilities.

(4) Net interest margin represents net interest income divided by average interest-earning assets.

                              RATE/VOLUME ANALYSIS

The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected CNBC's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to separately reflect the changes due to volume and the changes due to rate.

                                                      YEAR ENDED                       YEAR ENDED
                                                   DECEMBER 31,1999                 DECEMBER 31, 1998
                                                     COMPARED TO                      COMPARED TO
                                                     YEAR ENDED                       YEAR ENDED
                                                 DECEMBER 31, 1998                DECEMBER 31, 1997
                                           ---------------------------      ------------------------------
                                                  INCREASE/(DECREASE)              INCREASE/(DECREASE)
                                                       DUE TO                           DUE TO
                                           ---------------------------      ------------------------------
                                           VOLUME       RATE       NET      VOLUME       RATE         NET
                                           ------       ----       ---      ------       ----         ---
                                                                     (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Money market funds, federal funds
     sold and interest-earning deposits   $   151    $   (61)   $    90    $   357   $     1    $   358
   Securities available for sale, net .       142        (18)       124         94        (5)        89
   Loans receivable, net(1) ...........     2,927       (716)     2,211      2,757      (207)     2,550
                                          -------    -------    -------    -------   -------    -------

         Total interest-earning assets      3,220       (795)     2,425      3,208      (211)     2,997

INTEREST-BEARING LIABILITIES:
   Deposits:
   NOW deposits .......................        (3)       (41)       (44)        64       (19)        45
   Savings deposits ...................       734       (339)       395        836        29        865
   Certificates of deposit ............       482       (202)       280        609       (51)       558
                                          -------    -------    -------    -------   -------    -------

         Total deposits ...............     1,213       (582)       631      1,509       (41)     1,468
   Borrowed funds .....................       275        (62)       213        123         6        129
                                          -------    -------    -------    -------   -------    -------
         Total interest-bearing
           liabilities ................     1,488       (644)       844      1,632       (35)     1,597
                                          -------    -------    -------    -------   -------    -------
Net Interest Income ...................   $ 1,732    $  (151)   $ 1,581    $ 1,576   $  (176)   $ 1,400
                                          =======    =======    =======    =======   =======    =======

-----------------------------------------------------------------------------------------------------

(1)  Amount is net of deferred loan fees and includes nonperforming loans.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion presents an analysis of CNBC's financial condition and results of operations as of and for the year ended December 31, 1999 compared to December 31, 1998. This discussion is designed to provide the reader with a more comprehensive review of the operating results and financial position than could be obtained from reading the financial statements alone. This analysis should be read in conjunction with the financial statements and related footnotes and the selected financial data included elsewhere in this document.

When used in this discussion or future filings by CNBC with the Securities and Exchange Commission or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. CNBC wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect CNBC's financial performance and could cause CNBC's actual results for future periods to differ materially from those anticipated or projected. CNBC does not undertake, and specifically disclaims, any obligation to publicly release any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

CNBC is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. In addition, CNBC is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1999 AND DECEMBER 31, 1998

Total assets increased $28 million, or 15.9% to $203 million at December 31, 1999. The largest component of this increase was an increase of $27 million in net loans outstanding.

The increase in loans was comprised primarily of a $12 million increase in real estate investment loans and a $14 million increase in business loans. These increases were slightly above Commerce National's budgeted growth goals. Management attributes much of this growth to the continuing consolidation of its competitors, which has resulted in a higher demand for Commerce National's more personal and responsive services. The central Ohio economy continues to be strong, especially in residential and commercial real estate construction. Management anticipates loan growth in the next 12 to 18 months will be slower than what it has experienced during the last two years. Competition continues to grow more intense and the central Ohio economy is beginning to show signs of slower growth. In addition to the establishment of new offices from existing banks, several new banks have started operation in central Ohio. However, management believes that the continuing consolidation and Commerce National's relatively small market share should provide additional growth opportunities for Commerce National.

The primary increase in liabilities was an $18 million increase in deposit accounts. Savings balances grew $7 million as a result of Commerce National's small business focus and available cash management products for its customers. Certificates of deposit grew $14 million, with $10 million of this growth achieved through solicitation of deposits on the national rate-listing network to which Commerce National subscribes. Balances for interest-bearing demand accounts actually decreased $5 million as a result of significantly lower title company deposits at year-end 1999 versus 1998.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999, COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

Net income for the year ended December 31, 1999 was $2,398,000, a 31.5% increase over the $1,824,000 reported in 1998. The increase in net income was primarily driven by a $1,581,000 increase in net interest income and a $113,000 increase in noninterest income, offset by a $769,000 increase in operating expenses and a $321,000 increase in federal income tax expense.

The 24.3% increase in net interest income was primarily the result of an increase in average loans outstanding of 26% for 1999 compared with 1998. Loan growth was most significant in the business and real estate investment loan categories, which reflects Commerce National's business focus and an expanding local economy. Management attributes Commerce National's loan growth to a number of factors, including:

         - Referrals from existing customers who are pleased with the service quality they receive from Commerce National;

         - Primary focus of 13 of Commerce National's 43 full-time employees on business development and existing customer relationship satisfaction, which helps to insure the quality and responsiveness of service Commerce National's customers expect;

         - Continued involvement of CNBC's outside directors in business development efforts; and

         - Continuing consolidation of local competitors which is resulting in a declining focus on providing quality customer service by Commerce National's competitors.

Increased competitive pressures, along with fluctuating interest rates, resulted in a slightly lower net interest margin of 4.29% for 1999 compared with 4.35% in 1998.

Noninterest income for the year ended December 31, 1999 increased 45.5% over 1998. This increase was a result of growth in the number of deposit accounts, a $30,000 increase in fees on credit cards and merchant processing due to growth in the number of accounts and an increase in fees charged for letters of credit of $17,000. Other income for the year ended December 31, 1999 also includes a $15,000 gain on the sale of securities classified as available for sale.

The majority of the 22.1% increase in operating expenses is broken down as follows:

                  Salaries and Benefits                        $489,000
                  Occupancy and Equipment, net                  185,000
                  Data Processing                                28,000
                  Customer Courier                              (80,000)
                  Other Expenses                                173,000

The increase in salaries and benefits accounted for 63.6% of the total increase in operating expenses. In addition to normal raises and staff additions to support CNBC's growth, two major changes were implemented in 1999, which contributed to this increase. First, Commerce National terminated its contract with the third party processor of its core operating system and began processing in-house, utilizing its own AS/400 computer and check encoding and sorting equipment. New employees were added during the second and third quarters to accomplish this conversion. Data processing expenses in 1999 included approximately $50,000 in one time costs related to this conversion. The second major change involved the courier service utilized by Commerce National's customers. Since its inception, some of Commerce National's customers have utilized a deposit pickup courier service. This service was provided by a separate company, which utilized drivers who were independent contractors. Commerce National incurred the cost of this service. Commerce National received regulatory approval to establish a mobile messenger service that would utilize Bank employees instead of contracting with a separate company. Effective July 1, 1999, the courier company was acquired by Commerce National and all employees and independent drivers of the company were hired by Commerce National as employees of the Bank. This change resulted in a reclassification of this expense from "Customer Courier" to "Salaries and Benefits" and "Other Expenses". Even considering these changes, the dollar amount of revenues generated for each dollar in personnel expense increased to $3.29 in 1999 from $3.25 in 1998.

Occupancy expense increased due to a significant drop in rent income received from leasing a portion of Commerce National's main office facility. In early 1999, two tenants moved out at Commerce National's request. Commerce National utilized 2,500 square feet of the vacated space for its item and data processing areas and recently completed renovation of 8,000 square feet for its lending officers and loan operations departments. Commerce National now occupies approximately 75% of its office building.

Of the $173,000 increase in other expenses, $44,000 represented increased expenditures on direct marketing efforts of Commerce National, $16,000 represented increases in credit card processing expenses due to increased volume and $19,000 represented a reclassification of courier automobile reimbursement expense previously discussed. The remaining increases in expenses were due to Commerce National's continued growth.

Federal income tax expense was up 33.1% for the year ended December 31, 1999. The increase in federal income tax expense was the result of CNBC's increased profitability. The effective tax rate increased slightly from 34.7% for 1998 to 35.0% for 1999.


LIQUIDITY

CNBC's objective in managing liquidity is to maintain the ability to continue to meet the cash flow needs of its customers, such as new loans or deposit withdrawals, as well as its own financial commitments. The principal sources of liquidity are new deposit accounts, loan principal payments, money market mutual funds, securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, CNBC has additional sources of liquidity available to ensure that adequate funds are available as needed which include, but are not limited to, the sale of loan participations to other financial institutions, the purchase of federal funds and borrowing from the Federal Home Loan Bank. Management believes that it has the capital adequacy, profitability and reputation to meet its current and foreseeable liquidity needs.

The two primary liquidity needs of Commerce National are funding loans and net withdrawals from deposit accounts.

Net increases in loans totaled $27.3 million and $32.3 million in 1999 and 1998, respectively. These loan growth totals represented 81% and 96% of cash flows used for investing activities. Loans are primarily funded through deposit growth, supplemented by long-term borrowings. While loan growth from year-end to year-end can fluctuate, average loans outstanding to average assets has remained fairly stable, ranging from 83%-86% during the last four years. Commerce National's commitments, as further detailed in Note 12 to the financial statements, are primarily commitments to fund loans. Monthly new loan commitments have totaled between $12 million and $24 million and result in approximately $5.5 million in new loans funded per month. Net loans grow by a smaller amount due to normal principal repayments and loan payoffs. Although Commerce National has a large amount of approved, unadvanced lines of credit, this is not a significant liquidity risk. Management has tracked the utilization percentage on its lines of credit which have ranged between 39% and 46% of the total committed lines. At December 31, 1999, utilization was 46%.

Listed below is a summary of the primary cash flows from financing activities which have funded loan growth. Deposits are broken down between those generated from Commerce National's customers located in its primary market area ("Primary") and those generated through the national rate listing network ("Brokered").

                                                              1999                      1998
                                                         --------------             -------------
                  Deposits - Primary.............           $ 7,877,000               $29,926,000
                  Deposits - Brokered............             9,711,000                 2,449,000
                  Net Borrowings.................             2,888,000                 1,824,000
                  Proceeds from Common Stock
                      Issuance...................             5,261,000                    30,000
                  Other - Net....................              (449,000)                 (328,000)
                                                         --------------             -------------

                  Total Funds Provided...........           $25,288,000               $33,901,000
                                                         ==============             =============

Although Commerce National has experienced net deposit growth since its inception, deposit balances fluctuate during the month and seasonally in the first quarter of the year. At December 31, 1999, Commerce National had $39 million in available short-term funding sources to mitigate any risks from changes in deposit account balances, which represented 40% of checking and savings deposits which can be immediately withdrawn. These sources are detailed as follows:

              Cash and short-term investments..........................               $ 7,803,000
              Unused borrowing capacity with the
                  Federal Home Loan Bank...............................                21,195,000
              Federal funds lines of credit with other banks...........                 4,900,000
              Unpledged investment securities..........................                 5,083,000
                                                                                      -----------
              Total....................................................               $38,981,000
                                                                                      ===========

Commerce National also has collateral pledged to the Federal Reserve Bank that would allow borrowings at the discount window of $40,547,000. No borrowings were outstanding at December 31, 1999.

Additionally, Commerce National could accept approximately $15 million in additional brokered certificates of deposit before it would reach its internally set maximum of 30% of total deposits.

CAPITAL RESOURCES

CNBC and Commerce National are both subject to regulatory capital requirements. These requirements measure capital levels utilizing three different calculations. Based on these calculations, CNBC and Commerce National are assigned to a capital category which, among other things, dictates certain business practices of the organization, the level of Commerce National's FDIC insurance premiums and which process is followed in obtaining regulatory approvals necessary for branch applications, mergers and similar transactions. CNBC's capital requirements are measured on a combined basis with Commerce National, using consolidated totals. Commerce National is measured independently. In April, 1999, CNBC raised $4.85 million in new capital funds through a public offering to support its recent growth and improve its capital position. This public offering was completed in less than one month without the assistance of a broker. As of December 31, 1999, CNBC and Commerce National were classified in the "well capitalized" category. It is management's policy to manage the growth of Commerce National and provide for the appropriate capital resources that will result in Commerce National maintaining its classification as a "well capitalized" institution. Similarly, it is management's policy to maintain the classification of CNBC as either "adequately capitalized" or "well capitalized." For further information on capital requirements, see Note 14 to the Consolidated Financial Statements.


INFLATION

Substantially all of CNBC's assets and liabilities relate to banking activities and are monetary in nature. The consolidated financial statements and related financial data are presented in accordance with Generally Accepted Accounting Principles ("GAAP"). GAAP currently requires CNBC to measure several of CNBC's assets and liabilities in terms of historical dollars. Changes in the value of money due to rising inflation can cause purchasing power loss.

Management's opinion is that a movement in interest rates affects the financial condition and results of operations to a greater degree than changes in the rate of inflation. It should be noted that interest rates and inflation do effect each other, but do not always move in correlation with each other. CNBC's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on performance.


YEAR 2000

CNBC experienced no problems in their computer application systems, nor has management been made aware of any system problems of CNBC's major customers and vendors, related to Year 2000 issues. In addition, CNBC did not experience unusual deposit withdrawals related to the Year 2000. CNBC does not expect to incur any material costs in 2000 associated with Year 2000 issues.

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of CNBC trades infrequently and is not traded on any established securities market, although the stock is listed on the Over-The-Counter Bulletin Board (OTCBB) under the symbol CNBD. In 1999 and 1998, parties interested in buying or selling CNBC's stock were generally referred to Sweney Cartwright & Co. Beginning in 2000, two brokers offer a bid price for CNBC's stock, Stifel, Nicolaus & Company and Sweney Cartwright & Co.

Information below is the range of high and low transaction prices as reported by Sweney Cartwright & Co. These transactions are without retail mark-up, mark-down or commission. Sweney Cartwright & Co. conducted substantially all of the dealer transactions in 1999 and 1998. Actual volume reported by Sweney, Cartwright & Co. was 18,796 and 7,050 shares for 1999 and 1998, respectively.

                                                   1999                       1998
                                                   ----                       ----

                  1st Qtr.                    $27.00 to $29.50          $25.00 to $25.00
                  2nd Qtr.                    $29.00 to $32.00          $25.00 to $25.00
                  3rd Qtr.                    $32.00 to $33.25          $27.00 to $29.50
                  4th Qtr.                    $31.50 to $33.00          $26.00 to $28.25

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for CNBC's stock, these prices may not reflect the prices at which the stock would trade in an active market.

CNBC has 2,000,000 authorized and 1,324,532 outstanding shares of common stock held by approximately 431 shareholders at December 31, 1999. CNBC has 153,021 options and 33,710 warrants outstanding to purchase shares of its common stock or securities convertible into shares of common stock. CNBC declared cash dividends of $0.20 per share in June and December of 1999 and $0.17 per share in June and December of 1998, resulting in a total amount of $0.40 and $0.34 per share in 1999 and 1998.

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF CNBC BANCORP:

We have audited the accompanying consolidated balance sheets of CNBC Bancorp as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of CNBC Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNBC Bancorp as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



CROWE, CHIZEK AND COMPANY, LLP

Columbus, Ohio
February 16, 2000

                                  CNBC BANCORP
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998


ASSETS
                                                                   1999             1998
                                                                   ----             ----

Cash and Noninterest-bearing Balances .................   $   4,728,912    $   5,256,468
Interest-bearing Balances .............................         261,900        2,589,088
Federal Funds Sold ....................................       4,525,000        4,850,000
Money Market Funds ....................................       2,301,047        4,801,173
                                                          -------------    -------------
         Total Cash and Cash Equivalents ..............      11,816,859       17,496,729

Securities Available for Sale .........................      11,010,108        5,218,341
Loans, Net ............................................     175,669,537      148,880,855
Premises and Equipment ................................       2,377,459        1,943,744
Accrued Interest Receivable ...........................         998,479          825,435
Deferred Federal Income Taxes .........................         780,000          589,000
Other Assets ..........................................         275,320          159,079
                                                          -------------    -------------

Total Assets ..........................................   $ 202,927,762    $ 175,113,183
                                                          =============    =============


LIABILITIES

Deposits:
         Noninterest-bearing ..........................   $  22,426,666    $  21,013,393
         Interest-bearing .............................     146,641,616      130,466,924
                                                          -------------    -------------
                  Total Deposits ......................     169,068,282      151,480,317

Borrowings ............................................      13,572,988       10,684,892
Other Liabilities .....................................       1,181,813          976,472
                                                          -------------    -------------

Total Liabilities .....................................     183,823,083      163,141,681


SHAREHOLDERS' EQUITY

Common Stock No Par Value;
         Authorized Shares - 2,000,000
         Issued and Outstanding - 1,324,532 in 1999 and
         1,116,972 in 1998 ............................      13,672,131        8,379,375
Retained Earnings .....................................       5,453,333        3,579,127
Accumulated Other Comprehensive Income (Loss) .........         (20,785)          13,000
                                                          -------------    -------------

Total Shareholders' Equity ............................      19,104,679       11,971,502
                                                          -------------    -------------

Total Liabilities and Shareholders' Equity ............   $ 202,927,762    $ 175,113,183
                                                          =============    =============


                             See Accompanying Notes

                                  CNBC BANCORP
                         CONSOLIDATED INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                            1999          1998
                                                        -----------   -----------

INTEREST INCOME

     Loans, including Fees ..........................   $13,920,956   $11,710,276
     Taxable Securities .............................       426,374       301,732
     Money Market Funds .............................       377,352       321,505
     Federal Funds Sold .............................       259,936       202,094
     Deposits with Banks ............................       167,469       191,122
                                                        -----------   -----------

Total Interest Income ...............................    15,152,087    12,726,729

INTEREST EXPENSE

     Deposits .......................................     6,236,021     5,604,950
     Borrowings .....................................       828,757       615,537
                                                        -----------   -----------

Total Interest Expense ..............................     7,064,778     6,220,487
                                                        -----------   -----------

     Net Interest Income ............................     8,087,309     6,506,242

     Provision for Loan Losses ......................       509,252       479,732
                                                        -----------   -----------

Net Interest Income after Provision for Loan Losses .     7,578,057     6,026,510

NONINTEREST INCOME

     Service Charges on Deposits ....................       175,348       131,489
     Net Gains on Sales of Securities ...............        15,395            --
     Other Income ...................................       170,181       116,631
                                                        -----------   -----------

Total Noninterest Income ............................       360,924       248,120

NONINTEREST EXPENSES

     Salaries and Benefits ..........................     2,566,454     2,077,043
     Occupancy and Equipment, Net ...................       268,427        83,313
     Data Processing ................................       289,348       261,261
     Customer Courier ...............................        96,000       175,500
     Professional Services ..........................       138,144       154,576
     State Franchise Tax ............................       121,165       130,915
     Other Expenses .................................       770,537       598,006
                                                        -----------   -----------

Total Noninterest Expenses ..........................     4,250,075     3,480,614
                                                        -----------   -----------

Income Before Income Taxes ..........................     3,688,906     2,794,016

Income Tax Expense ..................................     1,290,601       969,530
                                                        -----------   -----------

     Net Income .....................................   $ 2,398,305   $ 1,824,486
                                                        ===========   ===========

EARNINGS PER COMMON SHARE

     Basic ..........................................   $      1.93   $      1.64
                                                        ===========   ===========

     Diluted ........................................   $      1.76   $      1.48
                                                        ===========   ===========


                             See Accompanying Notes

                                  CNBC BANCORP
                  CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                1999             1998
                                                                                ----             ----

         Net Income.........................................           $   2,398,305    $   1,824,486

         Other Comprehensive Income (Loss):

         Unrealized Holding Gains and (Losses) on
                Securities Available for Sale...............                 (35,666)          21,591
         Reclassification Adjustments for (Gains) and Losses
             Later Recognized in Net Income.................                 (15,395)               -
                                                                        ------------      -----------
         Net Unrealized Gains and (Losses)..................                 (51,061)          21,591
         Tax Expense (Benefit)..............................                 (17,276)           7,291
                                                                    ----------------   ----------------

              Total Other Comprehensive Income (Loss).......                 (33,785)          14,300
                                                                    ----------------  ---------------

              Comprehensive Income..........................           $   2,364,520     $  1,838,786
                                                                       =============     ============

                             See Accompanying Notes

                                  CNBC BANCORP
                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                            Accumulated
                                                  Number                                      Other
                                                     of         Common        Retained    Comprehensive
                                                  Shares        Stock         Earnings     Income (Loss)       Total
                                                  ------        -----         --------     -------------       -----

BALANCES AT JANUARY 1, 1998 ..............        555,890   $  8,349,051   $  2,133,913    $     (1,300)   $ 10,481,664

Two-for-one Stock Split ..................        555,890

Proceeds from Exercise of Warrants .......          5,092         28,922                                         28,922

Proceeds and Tax Benefit from Exercise
of  Stock Options ........................            100          1,402                                          1,402

Net Income ...............................                                    1,824,486                       1,824,486

Cash Dividends Declared ($.34 per Share) .                                     (379,272)                       (379,272)

Other Comprehensive Income ...............                                                       14,300          14,300
                                             ------------   ------------   ------------    ------------    ------------

BALANCES AT DECEMBER 31, 1998 ............      1,116,972      8,379,375      3,579,127          13,000      11,971,502

Proceeds from Stock Offering, Net of Costs        165,000      4,853,694                                      4,853,694

Stock Issued in Business Purchase ........          1,000         32,000                                         32,000

Proceeds from Exercise of Warrants .......         25,810        146,601                                        146,601

Proceeds and Tax Benefit from Exercise of
Stock Options ............................         15,750        260,461                                        260,461

Net Income ...............................                                    2,398,305                       2,398,305

Cash Dividends Declared  ($.40 per Share)                                      (524,099)                       (524,099)

Other Comprehensive Income (Loss) ........                                                      (33,785)        (33,785)
                                             ------------   ------------   ------------    ------------    ------------

BALANCES AT DECEMBER 31, 1999 ............      1,324,532   $ 13,672,131   $  5,453,333    $    (20,785)   $ 19,104,679
                                             ============   ============   ============    ============    ============



                             See Accompanying Notes

                                  CNBC BANCORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                  1999            1998
                                                             ------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income ...............................................   $  2,398,305    $  1,824,486
Adjustments to Reconcile Net Income to Net Cash
         Provided by Operating Activities:
                  Provision for Loan Losses ..............        509,252         479,732
                  Depreciation ...........................        226,798         150,152
                  Net Realized Gain on Securities
                       Available for Sale ................        (15,395)             --
                  Loss on Disposal of Equipment ..........             --          20,798
                  Deferred Income Taxes ..................       (173,000)       (163,000)
                  Net Amortization/Accretion on Securities          4,720           8,974
                  Federal Home Loan Bank Stock Dividend ..        (86,200)       (100,900)
                  Goodwill Amortization ..................          3,200              --
                  Changes in:
                           Interest Receivable ...........       (173,044)       (183,844)
                           Other Assets ..................        (88,165)         70,030
                           Other Liabilities .............        130,320          16,281
                                                             ------------    ------------

         Net Cash Provided by Operating Activities .......      2,736,791       2,122,709
                                                             ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of Securities ..................................    (10,551,032)     (3,053,836)
Maturities of Securities .................................      1,750,000       2,000,000
Sales of Securities Available for Sale ...................      3,055,079              --
Net Increase in Loans ....................................    (27,297,934)    (32,282,148)
Purchase of Premises and Equipment .......................       (660,513)       (251,314)
                                                             ------------    ------------

         Net Cash Flows Used in Investing Activities .....    (33,704,400)    (33,587,298)
                                                             ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES

Net Increase in Deposits .................................     17,587,965      32,374,904
Net Proceeds from Issuance of Common Stock ...............      5,260,756          30,324
Maturities of Federal Home Loan Bank Advances ............       (250,000)     (1,250,000)
Advances from Federal Home Loan Bank .....................      4,000,000       3,750,000
Principal Payments on Federal Home Loan Bank Advances ....       (750,109)       (675,590)
Net Proceeds from Loan Payable ...........................      1,000,000              --
Repayment of Loans Payable ...............................     (1,111,795)             --
Dividends Paid ...........................................       (449,078)       (328,353)
                                                             ------------    ------------

         Net Cash Flows Provided by Financing Activities .     25,287,739      33,901,285
                                                             ------------    ------------

         Net Change in Cash and Cash Equivalents .........     (5,679,870)      2,436,696
Cash and Cash Equivalents at Beginning of Year ...........     17,496,729      15,060,033
                                                             ------------    ------------
Cash and Cash Equivalents at End of Year .................   $ 11,816,859    $ 17,496,729
                                                             ============    ============

Cash Paid During the Year for
         Interest ........................................   $  6,988,039    $  6,168,368
         Income Taxes ....................................      1,320,000       1,125,000

Supplemental Noncash Disclosures:
         Stock Issued for Business Purchase ..............   $     32,000    $         --

                             See Accompanying Notes

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the financial statements.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CNBC Bancorp ("Bancorp") and its wholly-owned subsidiary, Commerce National Bank ("Bank"), together referred to as "the Corporation". All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS: Revenues and assets are derived from the banking industry, serving primarily small business customers in the central Ohio region. Banking deposit products include checking and savings accounts and certificates of deposit. Business loans are secured by real estate, accounts receivable, inventory, equipment and other types of collateral and are expected to be repaid from cash flows from operations of businesses. Personal loans are secured by real estate, stocks and other collateral. A small portion of loans are unsecured. Management considers the Corporation to operate primarily in one segment, banking.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes certain estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Future results could differ from these estimates. The allowance for loan losses, fair values of financial instruments and status of contingencies are more susceptible to change.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity. Available for sale securities are reported at fair value, with unrealized gains or losses reported in other comprehensive income or loss and shareholders' equity, net of tax. Trading securities are reported at fair value with unrealized gains or losses included in earnings.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan origination fees and costs and the allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income on loans is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term. The accrual of interest on loans will be suspended when a loan is 90 days or more past due, unless the loan is well collateralized or in the process of collection. When a loan is placed on nonaccrual status, accrued and unpaid interest at risk is charged against income. Payments received on nonaccrual loans will be applied against principal until recovery of the remaining balance is reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses increased by recording a provision for loan losses, which is charged to current expense, and receiving recoveries on loans previously charged-off. The allowance for loan losses is decreased by loan charge-offs. Management estimates the allowance balance required based on known and inherent risks in the nature and volume of the loan portfolio, assessment of individual borrower's ability to repay their loans including the value of any collateral, current economic conditions, and past loan loss experience. Many of these factors are subjective and may change over time. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR LOAN LOSSES (CONTINUED): A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual basis for other loans. Loans considered to be impaired are reduced to the present value of expected future cash flows, or to the fair value of collateral securing the loan if repayment is expected solely from the collateral, by allocating a portion of the allowance for loan losses to such loans. Loans are evaluated for impaired status when payments are past due 90 days or more or when management's grading system indicates a doubtful classification. Interest received on impaired loans that are not on nonaccrual status is recorded as interest income.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred, and major improvements are capitalized. Assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

EMPLOYEE BENEFITS: A trusteed 401(k) savings plan covers all employees who have attained the age of 20 1/2 and work a minimum of 1,000 hours per calendar year. An employer contribution for each participant equal to three percent of the participant's compensation is made annually. The plan also allows employee contributions, with contributions up to six percent of the participant's compensation matched 50 percent by the employer. Expense related to the plan was $99,600 and $84,200 in 1999 and 1998. No post-retirement benefits other than the 401(k) plan are provided to employees.

STOCK COMPENSATION: Employee compensation expense under stock options is reported only if options are granted below the market value of the stock on the grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

INCOME TAXES: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FINANCIAL INSTRUMENTS: Financial Instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

EARNINGS PER SHARE: Basic EPS is net income divided by the weighted-average number of common shares outstanding. Diluted EPS is the weighted-average number of common shares outstanding during the year and the assumed exercise of dilutive stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Bancorp's common stock. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The calculation for weighted average shares is as follows:

                                              1999        1998
                                           ---------   ---------

Weighted average shares for basic EPS .. 1,245,675 1,113,952 Add dilutive effect of:
   Exercise of warrants ................      44,830      46,318
   Exercise of stock options ...........      73,222      68,458
                                           ---------   ---------

Weighted averages shares for diluted EPS   1,363,727   1,228,728
                                           =========   =========

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STATEMENTS OF CASH FLOWS: Cash and cash equivalents include cash and noninterest-bearing and interest-bearing balances with other financial institutions, federal funds sold and money market funds. Money market funds consist of investments in money market mutual funds that buy and sell at a constant $1 per share value; therefore, cost and fair value are the same. Cash flows are reported net for customer loan and deposit transactions.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of shareholders' equity.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: The Bank was required to have $1,105,000 and $1,061,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 1999 and 1998. These balances do not earn interest.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Bancorp or by the Bancorp to shareholders.

RECLASSIFICATIONS: Certain items in the financial statements have been reclassified to conform with the current presentation.


NOTE 2 - MONEY MARKET FUNDS

Balances in money market funds were as follows:

                                              1999         1998
                                          ----------   ----------

Liquid Cash Trust (LCT) ...............   $  241,171   $2,138,164
Automated Government Money Trust (AGMT)    1,264,551    2,263,223
Money Market Flex Fund ................      795,325      399,786
                                          ----------   ----------

Total .................................   $2,301,047   $4,801,173
                                          ==========   ==========

LCT has approximately $213 million in assets which consist of federal funds sold to banks and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

AGMT has approximately $1.9 billion in assets which consist of short term U.S. Treasury obligations and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

The Flex Fund has approximately $230 million in assets which consist of commercial paper, corporate bonds, and U.S. Government Agency securities.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 3 - SECURITIES AVAILABLE FOR SALE

Securities available for sale were as follows:

                                 Amortized    Unrealized     Unrealized        Fair
                                   Cost      Gross Gains   Gross Losses       Value
                                   ----      -----------   ------------       -----

December 31, 1999

U.S. Agency Securities .....   $ 9,493,870   $        --   $   (31,462)   $ 9,462,408
Federal Reserve Bank Stock .       271,800            --            --        271,800
Federal Home Loan Bank Stock     1,275,900            --            --      1,275,900
                               -----------   -----------   -----------    -----------

Total ......................   $11,041,570   $        --   $   (31,462)   $11,010,108
                               ===========   ===========   ===========    ===========


December 31, 1998

U.S. Treasury Securities ...   $ 3,791,342   $    21,848   $    (2,249)   $ 3,810,941
Federal Reserve Bank Stock .       217,700            --            --        217,700
Federal Home Loan Bank Stock     1,189,700            --            --      1,189,700
                               -----------   -----------   -----------    -----------

Total ......................   $ 5,198,742   $    21,848   $    (2,249)   $ 5,218,341
                               ===========   ===========   ===========    ===========

Contractual maturities of debt securities were as follows:

                               December 31, 1999
                               -----------------

                            Amortized         Fair
                                 Cost        Value
                                 ----        -----

Due Within One Year ....   $6,000,504   $5,985,975
Due in One to Five Years    3,493,366    3,476,433
                           ----------   ----------
Total Debt Securities ..   $9,493,870   $9,462,408
                           ==========   ==========

Proceeds from sales of investment securities during the year ended December 31, 1999, were $3,055,079. Gross gains of $18,230 and gross losses of $2,835 were realized on these sales. No sales of securities occurred in 1998.

At December 31, 1999 and 1998, there were no holdings of securities of any one issuer, other than the U.S. Government or U.S. Government agencies, in an amount greater than 10 percent of shareholders' equity.

Securities pledged at December 31, 1999 and 1998 had a carrying amount of $4,379,000 and $2,003,000, and were pledged to secure public funds or other obligations.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 4 - LOANS

Loans at year-end were as follows:
                                                    1999             1998
                                               -------------    -------------

Residential Real Estate Loans ..............   $  22,888,949    $  21,234,368
Real Estate Construction Loans .............       6,440,586        9,903,512
Real Estate Investment Loans ...............      75,806,467       63,607,025
Business Loans .............................      60,291,928       46,203,996
Personal Loans .............................      13,091,809       10,215,288
                                               -------------    -------------
         Subtotal ..........................     178,519,739      151,164,189
Allowance for Loan Losses ..................      (2,550,000)      (2,055,000)
Net Deferred Loan Origination Fees and Costs        (300,202)        (228,334)
                                               -------------    -------------

Net Loans ..................................   $ 175,669,537    $ 148,880,855
                                               =============    =============

Activity in the allowance for loan
losses for the year was as follows:

                                                        1999             1998
                                               -------------    -------------

Beginning Balance ..........................   $   2,055,000    $   1,600,000
Loan Loss Provision ........................         509,252          479,732
Loans Charged-Off ..........................         (43,279)         (24,732)
Recoveries on Loans Previously Charged-Off .          29,027               --
                                               -------------    -------------
Ending Balance .............................   $   2,550,000    $   2,055,000
                                               =============    =============

Impaired loans were as follows:

                                                        1999             1998
                                               -------------    -------------
Impaired Loans with No Allowance
for Losses Allocated .......................   $          --    $      80,025
Impaired Loans with Allowance
for Loan Losses Allocated ..................         558,303          386,741
                                               -------------    -------------
Total ......................................   $     558,303    $     466,766
                                               =============    =============

Amount of Allowance for Loan Losses
Allocated to Impaired Loan Balance .........   $     230,000    $      75,000

Average Investment in
Impaired Loans .............................         320,941          256,780

Interest Income Recognized
During Impairment ..........................          27,033           14,830
Cash Basis Interest Income
Recognized on Impaired Loans ...............          24,894           14,059

Nonperforming loans were as follows:

                                                        1999             1998
                                               -------------    -------------
Loans Past Due Over 90 Days
and Accruing Interest ......................   $          --    $          --
Nonaccrual Loans ...........................              --           80,025

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 5 - RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors and their affiliates at year-end 1999 and 1998 were $9,293,000 and $9,350,000. Loans to principal officers, directors and their affiliates in 1999 were as follows:

Beginning of Year................................             $   6,807,000

New Loans........................................                   423,000
Repayments.......................................                (1,907,000)
Changes in Directors and their Affiliations......                    33,000
                                                           ----------------
End of Year......................................             $   5,356,000
                                                              =============

At December 31, 1999, there were unadvanced lines of credit of $3,100,000 and letters of credit of $1,000,000 outstanding to principal officers, directors and their affiliates. These commitments are included in Note 12, Commitments and Contingencies.


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment was as follows:

                                                                       1999                1998
                                                                       ----                ----

Land and Building................................             $   1,907,859       $   1,663,819
Equipment, Software and Furniture................                 1,204,524             800,741
                                                              -------------       -------------
                                                                  3,112,383           2,464,560
Less Accumulated Depreciation....................                  (734,924)           (520,816)
                                                              -------------       -------------

Premises and Equipment, Net......................             $   2,377,459       $   1,943,744
                                                              =============       =============

At December 31,1999, the Bank occupies approximately 75 percent of the building it owns, with a portion of the remaining space leased to other businesses. Rental income received during the years ended December 31, 1999 and 1998 totaled $88,968 and $236,614.


NOTE 7 - DEPOSITS

Interest-bearing deposits were as follows:

                                                                       1999                1998
                                                                       ----                ----

Interest-bearing Demand..........................              $  9,216,329        $ 14,232,748
Savings..........................................                65,761,990          58,690,625
Time, Balances Under $100,000....................                38,457,477          30,571,254
Time, Balances $100,000 and Over.................                33,205,820          26,972,297
                                                               ------------        ------------

Total Interest-bearing Deposits..................              $146,641,616        $130,466,924
                                                               ============        ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 7 - DEPOSITS (CONTINUED)

Total deposit accounts with balances of $100,000 and over, including non interest-bearing demand accounts, totaled $96,560,000 and $89,660,000 at December 31, 1999 and 1998. The Bank accepts time deposits from customers outside its primary market area, which are primarily solicited through a national rate-listing network. The total balances of these time deposits were $40,112,000 and $30,401,000 at December 31, 1999 and 1998. At December 31, 1999
and 1998, the average weighted remaining maturity of these deposits was 13.9 months and 9.6 months, and the weighted average interest rate paid was 5.79 percent and 5.98 percent.

Stated maturities of time deposits were as follows:


         2000                    $43,637,000
         2001                     19,703,000
         2002                      7,745,000
         2003                         91,000
         2004                        479,000
         2005 and thereafter           8,000
                                 -----------
         Total                   $71,663,000
                                 ===========


NOTE 8 - BORROWINGS

Borrowings were as follows:

                                                                       1999                1998
                                                                       ----                ----

FHLB Term Advances...............................               $ 4,250,000         $ 4,500,000
FHLB Mortgage Matched Advances...................                 3,434,783           4,184,892
FHLB Convertible Fixed Rate Advances.............                 4,000,000                   -
Loan Payable.....................................                 1,888,205           2,000,000
                                                                -----------         -----------

Total............................................               $13,572,988         $10,684,892
                                                                ===========         ===========

Term advances, mortgage matched advances and convertible fixed rate advances from The Federal Home Loan Bank ("FHLB") are used as a longer term funding source. Mortgage matched advances with original maturities ranging from 10 to 20 years are utilized to fund specific fixed rate loans with certain prepayment of principal permitted without penalty. Interest rates on mortgage-matched advances ranged from 5.55 percent to 7.70 percent at December 31, 1999 and amortize through September, 2017. Term advances cannot be prepaid without penalty. Interest rates on term advances ranged from 5.38 percent to 6.20 percent at December 31, 1999 and mature between June, 2000 and January, 2008. Interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then are convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. Interest rates on the convertible advances ranged from 4.68 percent to 5.03 percent at December 31, 1999, are convertible between January 2002 and January 2004 and mature January 2009.

Additionally, an $8 million cash management advance revolving line of credit was approved with the FHLB. At December 31, 1999 and 1998, no advances were outstanding on the line. Minimum collateral for FHLB advances outstanding at December 31, 1999 and 1998 totaled $17,527,175 and $13,027,338 and consists of a blanket pledge of all first mortgage loans secured by 1-4 family residential properties and all FHLB stock.

At December 31, 1999, $50,684,000 of business and commercial real estate loans are pledged to the Federal Reserve Bank ("FRB") as collateral for advances from the FRB. No borrowings were outstanding at December 31, 1999.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 8 - BORROWINGS (CONTINUED)

On May 1, 1997, the Bancorp borrowed $2,000,000 from another financial institution. The proceeds were utilized to purchase subordinated notes of the Bank. Only interest payments are required for the first two years. On May 1, 1999, the rate adjusted to a fixed interest rate of 7.55%. The Bancorp is required to make equal monthly principal and interest payments of $28,162, calculated on a 96-month amortization. The loan is unsecured; however, the Bancorp has agreed not to pledge its ownership interest in the Bank stock during the term of the loan.

At December 31, 1999, required principal payments on all borrowings were as follows:

                                   Principal                 Average
                                    Payments              Interest Rate
                                    --------              -------------

         2000                    $ 1,396,329                      6.41%
         2001                      1,688,784                      5.92%
         2002                      1,640,070                      5.92%
         2003                      1,637,647                      5.95%
         2004                        784,974                      6.94%
         2005 & thereafter         6,425,184                      5.55%
                                 -----------
         Total                   $13,572,988
                                 ===========


NOTE 9 - INCOME TAXES

Income tax expense was as follows:

                                                                   1999             1998
                                                                   ----             ----

Current..........................................            $1,463,601       $1,132,530
Deferred ........................................              (173,000)        (163,000)
                                                             ----------       ----------
Total Income Tax Expense.........................            $1,290,601       $  969,530
                                                             ==========       ==========

The income tax benefit from the exercise of non-qualified stock options was recognized for financial reporting purposes by crediting additional paid-in capital $126,500 in 1999 and $720 in 1998.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                   1999             1998
                                                                   ----             ----

Tax Expense at Statutory Rate of 34%.............            $1,254,228      $   949,965
         Increase in Taxes Resulting from
            Nondeductible Expenses...............                36,373           19,565
                                                             ----------      -----------
                Income Tax Expense...............            $1,290,601      $   969,530
                                                             ==========      ===========

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 9 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities at year-end were as follows:

                                               1999         1998
                                          ---------    ---------
Deferred Tax Assets
         Allowance for Loan Losses ....   $ 856,000    $ 688,000
         Deferred Compensation Expense      120,000       91,000
         Deferred Loan Origination Fees      11,000       17,000
         Other ........................      11,000           --
                                          ---------    ---------
                Total .................     998,000      796,000

Deferred Tax Liabilities
         Cash Basis Reporting .........     (24,000)     (48,000)
         Nontaxable Stock Dividend ....    (128,000)     (98,000)
         Accumulated Depreciation .....     (32,000)     (32,000)
         Other ........................     (34,000)     (29,000)
                                          ---------    ---------
                Total .................    (218,000)    (207,000)
                                          ---------    ---------
                Total, Net ............   $ 780,000    $ 589,000
                                          =========    =========

There was no deferred tax asset valuation allowance at December 31, 1999 or 1998.


NOTE 10 - COMMON STOCK WARRANTS

In connection with the initial stock offering in 1991, warrants were issued to all shareholders. Each warrant is freely transferable and entitles the holder to purchase a share of common stock at $5.68 per share. The warrants will expire on October 11, 2000, and are subject to adjustment for stock splits, stock dividends, and similar transactions. At December 31, 1999 and 1998, 33,710 and 59,520 warrants were issued and outstanding. In 1999 and 1998, 25,810 and 5,092 warrants were exercised.

NOTE 11 - STOCK OPTION PLANS

The Bancorp's 1996 and 1999 Stock Option plans provide non-qualified and incentive stock options to reward employees and directors and to provide them with an additional equity interest in the Bancorp. Options granted prior to 1996 have a 20 year expiration and were 100 percent vested on the grant date. Options granted in 1996 and later were issued with a 10 year expiration with vesting occurring over either a 3- or 5-year period, depending on the employee's years of service. At December 31, 1999 and 1998, 27,389 and 13,330 shares were authorized for future grants. Information about option grants follows.

                                  Number    Weighted-average
                                of Options  Exercise Price

Outstanding, Beginning of 1998    156,980    $   8.69
Granted ......................      5,950       27.44
Exercised ....................       (100)       6.82
                                  --------
Outstanding, End of 1998 .....    162,830        9.37
Granted ......................      8,713       31.56
Exercised ....................    (15,750)       8.51
Forfeited ....................     (2,772)      22.59
                                 --------
Outstanding, End of 1999 .....    153,021       10.51
                                 ========

Options exercisable totaled 137,075 and 146,006 at December 31, 1999 and 1998 at weighted average exercise prices of $8.54 and $8.03, respectively.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 11 - STOCK OPTION PLANS (CONTINUED)

The following pro forma information presents net income and earnings per share had Statement of Financial Accounting Standards No. 123's fair value method been used to measure compensation cost for stock option plans. No compensation cost was recognized for stock option plans for 1999 or 1998.

                                                  1999            1998
                                         -------------   -------------

Net Income as Reported ...............   $   2,398,305   $   1,824,486
Pro Forma Net Income .................   $   2,370,396   $   1,804,926

Basic Earnings per Share as Reported .   $        1.93   $        1.64
Pro Forma Basic Earnings Per Share ...   $        1.90   $        1.62

Diluted Earnings per Share as Reported   $        1.76   $        1.48
Pro Forma Diluted Earnings per Share .   $        1.74   $        1.47

All options are granted at the market price of the stock on the date of grant. For options granted during 1999 and 1998, the weighted-average fair values at grant date were calculated to be $11.93 and $7.21.

The fair value of options granted during 1999 and 1998 is estimated using the following weighted-average information: risk-free interest rate of 6.04% and 4.65%, expected life of 10 years, 17.20% volatility of stock price for 1999, no volatility was measured for 1998 as the Corporation was not a registrant, and an expected dividend yield of 1.23% and 1.20%.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                         Weighted-Average
            Range of                                                            Remaining        Weighted-Average
     Exercise Prices          Outstanding             Exercisable        Contractual Life          Exercise Price
     ---------------          -----------             -----------        ----------------          --------------
    $ 5.68 - $ 7.27              73,300                 73,300                12.5 Years                  $ 6.82
    $ 8.18 - $10.75              51,150                 51,150                14.6 Years                  $ 8.67
    $15.38 - $20.00              15,568                 11,334                 7.4 Years                  $17.23
    $27.50 - $32.50              13,003                  1,291                 9.5 Years                  $30.46


NOTE 12 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows:

                                                                   1999             1998
                                                                   ----             ----

Approved, Unadvanced Lines of  Credit............          $ 33,753,000      $30,853,000
Unadvanced Draw Notes............................             4,689,000        6,223,000
New Loan Commitments:
         Secured by Real Estate..................            12,719,000       11,593,000
         Other...................................             6,029,000        3,155,000
Letters of Credit................................             1,939,000        1,327,000
Available Lines for Credit Cards.................             1,537,000        1,182,000

At year-end 1999, and included above, commitments to make fixed-rate loans at current market rates totaled $1,165,000, with rates ranging from 8.0% to 9.0%. Also included above are $7,236,000 of five-year adjustable rate loans with fixed starting rates ranging from 7.25% to 8.75%. Fixed rate loan commitments were not material at December 31, 1998.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments and the related carrying values were as follows at year-end.

                                                            1999                      1998
                                                            ----                      ----
                                                  Carrying         Fair     Carrying         Fair
                                                     Value        Value        Value        Value
                                                     -----        -----        -----        -----
Financial Assets                                                   (In Thousands)

Cash and Cash Equivalents...................     $  11,817    $  11,817    $  17,497    $  17,497
Securities Available for Sale...............        11,010       11,010        5,218        5,218
Loans, Net of Allowance for Loan Losses.....       175,670      173,524      148,881      150,600
Accrued Interest Receivable.................           998          998          825          825

Financial Liabilities

Demand and Savings Deposits.................    $  (97,404)  $  (97,404)  $  (93,937)  $  (93,937)
Time Deposits...............................       (71,663)     (71,072)     (57,544)     (57,845)
Borrowings..................................       (13,573)     (12,693)     (10,685)     (10,913)
Accrued Interest Payable....................          (321)        (321)        (244)        (244)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Carrying value is considered to approximate fair value for accrued interest receivable, for deposit liabilities subject to immediate withdrawal, and for accrued interest payable. The fair values of loans, time deposits, and borrowings are approximated by calculating the sum of the carrying value for amounts that contractually reprice at intervals less than six months and the present value of cash flows using an estimated market discount interest rate for amounts that reprice less frequently than every six months. The fair value of off-balance-sheet items is based on the current fees or costs that would be charged to enter into or terminate such arrangements. These amounts are not material at December 31, 1999 or 1998.

While these estimates are based on management's judgment of the appropriate evaluation factors, there is no assurance that were such items liquidated the estimated fair values would necessarily have been realized. The estimated fair values should not be considered to apply at subsequent dates.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 14 - REGULATORY MATTERS

The Bank and the Bancorp are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five regulatory capital classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. These terms are not intended to represent overall financial condition. The Bank met the requirements of a well capitalized institution as defined above, at December 31, 1999 and 1998. If the Bank's capital classification were to change to adequately capitalized, it would need to obtain regulatory approval to continue to accept brokered deposits.

Actual and required capital amounts and ratios are presented below at year-end.

                                                                                                         To Be Well
                                                                                                      Capitalized Under
                                                                                  For Capital         Prompt Corrective
                                                          Actual              Adequacy Purposes       Action Provisions
                                                          ------              -----------------       -----------------
                                                    Amount      Ratio         Amount       Ratio      Amount        Ratio
                                                    ------      -----         ------       -----      ------        -----

                                                                             (Dollars in Millions)
1999
Total Capital to Risk Weighted Assets
     CNBC...................................         $21.2      12.6%          $13.4        8.0%        $16.8       10.0%
     Commerce National......................         $22.2      13.3%          $13.4        8.0%        $16.8       10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC...................................         $19.1      11.4%           $6.7        4.0%        $10.1        6.0%
     Commerce National......................         $13.8       8.2%           $6.7        4.0%        $10.1        6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC...................................         $19.1       9.1%           $8.4        4.0%        $10.5        5.0%
     Commerce National......................         $13.8       6.6%           $8.4        4.0%        $10.5        5.0%

1998
Total Capital to Risk Weighted Assets
     CNBC...................................         $13.7       9.5%          $11.5        8.0%        $14.4       10.0%
     Commerce National......................         $15.2      10.6%          $11.5        8.0%        $14.4       10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC...................................         $11.9       8.3%           $5.8        4.0%         $8.7        6.0%
     Commerce National......................         $10.0       6.9%           $5.8        4.0%         $8.6        6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC...................................         $11.9       7.0%           $6.8        4.0%         $8.5        5.0%
     Commerce National......................         $10.0       5.9%           $6.8        4.0%         $8.5        5.0%

The Office of the Comptroller of the Currency ("OCC") must approve the declaration of any dividends for the Bank in excess of available retained earnings and in excess of the sum of profits for the year combined with the Bank's retained earnings from the two preceding years, less any required transfer to surplus. In addition, dividends may not reduce capital levels below the minimum regulatory requirements disclosed above. Under the most restrictive of these requirements, Bancorp estimates retained earnings available for payment of dividends by the Bank to the Bancorp approximates $3,300,000 in order to maintain the well capitalized status at year-end 1999.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The following are condensed parent company only financial statements for CNBC Bancorp.

CONDENSED BALANCE SHEETS
                                                        1999            1998
                                                ------------    ------------
ASSETS
Cash and Cash Equivalents ...................   $    830,457    $    347,044
Investment in subsidiary:
     Equity .................................     13,819,105      10,027,355
     Subordinated Notes .....................      6,300,000       3,700,000
Dividend Receivable from Subsidiary .........        250,000              --
Other Assets ................................        105,092         119,405
                                                ------------    ------------

         Total Assets .......................   $ 21,304,654    $ 14,193,804
                                                ============    ============

LIABILITIES
Loan Payable ................................   $  1,888,205    $  2,000,000
Other Liabilities ...........................        311,770         222,302
                                                ------------    ------------

         Total Liabilities ..................      2,199,975       2,222,302

SHAREHOLDERS' EQUITY
Common Stock ................................     13,672,131       8,379,375
Retained Earnings ...........................      5,453,333       3,579,127
Accumulated Other Comprehensive Income (Loss)        (20,785)         13,000
                                                ------------    ------------

         Total Shareholders' Equity .........     19,104,679      11,971,502
                                                ------------    ------------

         Total Liabilities and
         Shareholders' Equity ...............   $ 21,304,654    $ 14,193,804
                                                ============    ============

CONDENSED INCOME STATEMENTS
                                                        1999            1998
                                                ------------    ------------
Income
     Dividends from Subsidiary ..............   $    250,000    $    400,000
     Interest Income ........................        401,761         271,192
     Other Income ...........................         16,545          12,990
                                                ------------    ------------
         Total Income .......................        668,306         684,182
Expenses
     Interest Expense .......................        148,892         152,146
     Other Expense ..........................         82,509          47,741
                                                ------------    ------------
         Total Expenses .....................        231,401         199,887
                                                ------------    ------------
Income Before Income Taxes and Equity in
Undistributed Net Income of Subsidiary ......        436,905         484,295
Income Tax Expense ..........................         64,135          24,730
                                                ------------    ------------
Income Before Equity in Undistributed Net
Income of Subsidiary ........................        372,770         459,565
Undistributed Net Income of Subsidiary ......      2,025,535       1,364,921
                                                ------------    ------------
Net Income ..................................   $  2,398,305    $  1,824,486
                                                ============    ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

                                                        1999           1998
                                                 -----------    -----------

Cash Flows from Operating Activities
     Net Income ..............................   $ 2,398,305    $ 1,824,486
     Adjustments to Reconcile Net Income to
       Net Cash from Operating Activities
        Undistributed Net Income of Subsidiary    (2,025,535)    (1,364,921)
        Amortization .........................        26,567          8,040
        Change in Other Assets and Liabilities      (215,807)        (5,167)
                                                 -----------    -----------
         Net Cash from Operating Activities ..       183,530        462,438

Cash Flows from Investing Activities
     Purchase of Subordinated Notes ..........    (6,300,000)            --
     Investment in Subsidiary ................    (1,800,000)            --
     Repayment of Subordinated Notes .........     3,700,000             --
                                                 -----------    -----------
         Net Cash from Investing Activities ..    (4,400,000)            --

Cash Flows from Financing Activities
     Cash Dividends Paid  to Shareholders ....      (449,078)      (328,353)
     Proceeds from Loan Payable ..............     1,000,000             --
     Repayment of Loans Payable ..............    (1,111,795)            --
     Proceeds from Stock Issuance ............     5,260,756         30,324
                                                 -----------    -----------
         Net Cash from Financing Activities ..     4,699,883       (298,029)
                                                 -----------    -----------

Net Change in Cash and Cash Equivalents ......       483,413        164,409

Cash and Cash Equivalents
     Beginning of Year .......................       347,044        182,635
                                                 -----------    -----------
     End of Year .............................   $   830,457    $   347,044
                                                 ===========    ===========

Supplemental Noncash Disclosure:
     Stock Issued for Business Purchase ......   $    32,000    $        --

                DIRECTORS AND EXECUTIVE OFFICERS OF CNBC BANCORP

The following information is furnished with respect to directors and executive officers of CNBC as of December 31, 1999:

DIRECTORS
---------

NAME                                   POSITION
----                                   --------

Thomas D. McAuliffe                    Chairman of the Board, President and
                                            Chief Executive Officer, Commerce National Bank
Loreto (Larry ) V. Canini              President, Canini and Pelecchia, Inc.
                                           (Residential construction and development company)
Mark S. Corna                          President, Corna/Kokosing Construction Company
                                           (Commercial construction company)
Jameson Crane, Jr.                     Vice President, Investments Fairwood Investments Co.
                                           (Thermo plastic extrusions manufacturer)
Judith A. DeVillers                    Chief Executive Officer, EXCO Company
                                           (Site development and excavating contractor)
George A. Gummer                       Owner, G. A. Gummer & Assoc.
                                           (Investment advisory services)
William L. Hoy                         Chief Executive Officer , Columbus Sign Company
                                           (Sign manufacturing and design company)
Douglas W. James (1)                   Retired, Danka Industries
                                           (Business equipment sales company)
Donald R. Kenney                       Chairman, Triangle Real Estate Services, Inc.
                                           (Real estate development)
Daniel M. Mahoney                      Vice President, Senior Lending Officer, Commerce
                                            National Bank
Samuel E. McDaniel                     President, McDaniel's Painting and Construction, Inc.
                                           (General contractor)
Kent K. Rinker (2)                     Investment Broker, Financial Assets Corp.
                                           (Brokerage and investments)
Richard F. Ruhl                        Owner, Dick Ruhl Ford Sales, Inc.
                                           (Automotive sales)
David J. Ryan                          Retired, Rimrock Corporation
                                           (Industrial automation equipment manufacturer)
Peter C. Taub (1)                      President, Atlas Industrial Holdings, LLC
                                           (Industrial construction company)
John A. Tonti                          President, West Penn Foods, Inc.
                                           (Restaurant franchisee operating company)
Alan R. Weiler                         Chief Executive Officer, Archer-Meek-Weiler
                                            Agency, Inc.
                                           (Insurance agency)
Michael Wren (1)                       Owner, Michael Wren and Associates
                                           (Engineering consulting firm)

(1) Serve as CNBC directors only.
(2) Serves only as a nonelected advisory director of CNBC only.


EXECUTIVE OFFICERS
------------------

NAME                                   POSITION AT COMMERCE NATIONAL BANK
----                                   ----------------------------------

Thomas D. McAuliffe                    President and Chief Executive Officer
John A. Romelfanger                    Chief Operating Officer and Chief Financial Officer
Daniel M. Mahoney                      Principal and Senior Lending Officer
William G. Huddle                      Principal and Senior Lending Officer
Pamela S. Miller                       Controller and Loan Review Officer

FORM 10-KSB

A COPY OF CNBC'S 1999 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE UPON WRITTEN REQUEST TO SHAREHOLDERS WITHOUT CHARGE. TO OBTAIN A COPY, DIRECT YOUR WRITTEN REQUEST TO JOHN A. ROMELFANGER, TREASURER, 100 E. WILSON BRIDGE RD., WORTHINGTON, OHIO 43085.