Form 10KSB, Exhibit 13
period 2000-12-31
CNBC BANCORP /OH
filed 2001-03-29
CIK 1050078

                                                                      Exhibit 13


                         CNBC BANCORP 2000 ANNUAL REPORT
                                 TO SHAREHOLDERS



                                      INDEX

                        CONSOLIDATED FINANCIAL STATEMENTS
                    AND MANAGEMENT'S DISCUSSION AND ANALYSIS


         Selected Financial Data.......................................................................    2

         Description of Business.......................................................................    3

         Average Balance Sheet and Rate Volume Analysis................................................    4

         Management's Discussion and Analysis of Financial Condition
                    and Results of Operations..........................................................    6

         Market for Common Equity and Related Shareholder Matters......................................   13

         Report of Independent Auditors................................................................   14

         Consolidated Financial Statements.............................................................   15

         Directors and Executive Officers of CNBC Bancorp..............................................   35

                             SELECTED FINANCIAL DATA

                                                                        YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------
                                                 2000         1999             1998             1997          1996
-----------------------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SELECTED OPERATING DATA:

Interest income ........................   $    18,904     $    15,152     $    12,727     $     9,730     $     7,679
Interest expense .......................         9,474           7,065           6,221           4,624           3,704
                                           -----------     -----------     -----------     -----------     -----------
Net interest income ....................         9,430           8,087           6,506           5,106           3,975
Provision for loan losses ..............          (412)           (509)           (480)           (386)           (254)
Noninterest income .....................           542             361             248             189             161
Noninterest expenses ...................        (4,960)         (4,250)         (3,481)         (2,769)         (2,246)
Income tax expense .....................        (1,590)         (1,291)           (969)           (745)           (573)
                                           -----------     -----------     -----------     -----------     -----------
Net income .............................   $     3,010     $     2,398     $     1,824     $     1,395     $     1,063
                                           ===========     ===========     ===========     ===========     ===========


SELECTED PER SHARE DATA: (1)

Basic earnings per common share ........   $      2.25     $      1.93     $      1.64     $      1.31     $      1.02
Diluted earnings per common share ......   $      2.12     $      1.76     $      1.48     $      1.21     $       .95
Dividends declared per common
   share ...............................           .48     $       .40     $       .34     $       .25     $      .175
Book value per share ...................   $     15.82     $     14.42     $     10.72     $      9.43     $      7.88
Shares outstanding .....................     1,360,058       1,324,532       1,116,972       1,111,780       1,053,654


SELECTED OPERATING RATIOS:

Return on average assets ...............          1.31%           1.21%           1.16%           1.20%           1.14%
Return on average shareholders' equity .         14.70%          14.82%          16.12%          15.18%          13.38%
Dividend payout (2) ....................         22.64%          22.73%          22.97%          20.66%          18.42%
Average equity to average assets .......          8.92%           8.16%           7.20%           7.83%           8.50%


SELECTED FINANCIAL CONDITION DATA:

Total Assets ...........................   $   263,900     $   202,928     $   175,113     $   139,325     $   104,207
Loans, net .............................       217,436         175,670         148,881         117,078          85,087
Securities available-for-sale ..........         7,100          11,010           5,218           4,051           3,130
Deposits ...............................       218,875         169,068         151,480         119,105          90,377
Borrowed funds .........................        22,170          13,573          10,685           8,860           4,884
Shareholders' equity ...................        21,510          19,105          11,972          10,482           8,297

(1) As adjusted for stock splits and dividends
(2) Dividends per share divided by diluted earnings per share

                             DESCRIPTION OF BUSINESS

CNBC Bancorp ("CNBC") was incorporated in Ohio on August 23, 1996. CNBC was formed for the purpose of reorganizing Commerce National Bank ("Commerce National"), a national bank established in 1991, to become its wholly-owned subsidiary and for CNBC to become a bank holding company under the Bank Holding Company Act of 1956, as amended. This reorganization was completed effective November 30, 1996. Effective in April, 2000, CNBC became a financial holding company, as defined by the Gramm-Leach-Bliley Act. As a financial holding company, CNBC has the ability to expand the types of businesses it or its wholly-owned subsidiaries can engage in. As a condition of remaining a financial holding company, Commerce National must remain a "well capitalized" bank and continue to achieve at least a satisfactory Community Reinvestment Act rating. Effective June 1, 2000, CNBC acquired The Puppel Companies, which was renamed CNBC Retirement Services, Inc. ("CRS, Inc.") and is a wholly-owned subsidiary of CNBC.

Substantially all of the consolidated revenues and net income are generated by the business activities of Commerce National. Commerce National is a full service national bank primarily serving small to medium-sized businesses located in the Columbus, Ohio metropolitan area. Commerce National has experienced steady growth in asset size, number of customers served and net income over the past five years. Services provided by CRS, Inc. include investment, administrative and accounting services to business and personal retirement plans.

Commerce National's only office is located at 100 East Wilson Bridge Road, Worthington, Ohio, which is located directly north of Columbus near the intersection of Rt. 23 and I-270. Commerce National and CRS, Inc. utilize approximately 20,000 square feet of its office building, with the remaining 5,000 square feet leased to two unrelated businesses.

Banking deposit products offered include checking accounts, NOW accounts, savings accounts and certificates of deposit for both businesses and individuals. Loan products include residential and commercial real estate loans, business lines of credit, business term loans and consumer home equity lines of credit. Commerce National participates in many government sponsored lending programs including the Small Business Administration and Columbus Countywide Development Corporation. Commerce National also offers business and consumer credit cards and business credit card processing services.

Banking services include providing courier pickup of banking transactions, daily processing of deposit transactions through its wholesale lockbox department, telephone banking, PC banking, wire transfers and direct deposit payroll and electronic tax payments. Commerce National began offering Internet banking services to its existing customers in early 2001.

The market served by Commerce National is dominated by four large national bank holding companies which control over 75% of the deposits in Franklin County. Total banking deposits approximate $15 billion, with Commerce National having about a 1% market share. While its larger competitors have a significant influence on the pricing of loans and deposits, Commerce National has had a history of delivering high quality service, which is its primary competitive advantage in obtaining new customers and retaining existing customers.

CNBC is a bank holding company and a financial holding company subject to the supervision of and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). CNBC is required to file periodic reports with the Federal Reserve.

Commerce National is a nationally chartered bank and is subject to the direct supervision and regulation and is regularly examined by the Office of the Comptroller of the Currency. Additionally, Commerce National is a member of the Federal Reserve System and its deposits are insured by the FDIC to applicable limits.

  DISTRIBUTION OF BALANCE SHEET ITEMS; INTEREST RATES AND INTEREST DIFFERENTIAL

The following tables set forth certain information relating to CNBC's average balance sheets and the statements of income for the years ended December 31, 2000, 1999, and 1998, and reflect the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                            2000                         1999                           1998
                                 ------------------------   ---------------------------    -------------------------------
                                 AVERAGE             AVERAGE  AVERAGE            AVERAGE   AVERAGE              AVERAGE
                                 BALANCE  INTEREST YIELD/COST BALANCE  INTEREST YIELD/COST BALANCE    INTEREST  YIELD/COST
                                 -------  -------- ---------- -------  -------- ---------- -------    --------  ----------
                                                        (DOLLARS IN THOUSANDS)
ASSETS:
Interest-earning assets:
   Money market funds,
     federal funds sold
     and interest-earning
     deposits ................  $ 14,251  $    865   6.07%  $ 16,451  $   805      4.89%   $ 13,444   $    715    5.32%
   Securities available
     for sale, net(2) ........     8,549       558   6.51      7,689      426      5.53       5,149        302    5.87
   Loans, net(1) .............   196,482    17,481   8.90    165,444   13,921      8.41     131,048     11,710    8.94
                                --------  --------   ----   --------  -------      ----    --------   --------    ----

       Total interest-earning
              assets .........   219,282    18,904   8.62    189,584   15,152      7.99     149,641     12,727    8.51

Noninterest-earning
  assets .....................    10,149                       8,779                          7,739
                                --------                    --------                       --------

       Total assets ..........  $229,431                    $198,363                       $157,380
                                ========                    ========                       ========

LIABILITIES AND
  SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:
   NOW deposits ..............  $ 10,997       204   1.86   $ 10,365      148      1.43    $ 10,544        192    1.82
   Savings deposits ..........    69,755     3,245   4.65     68,076    2,530      3.72      49,191      2,135    4.34
   Certificates of deposit ...    84,189     5,026   5.97     65,725    3,558      5.41      56,975      3,278    5.75
                                --------  --------   ----   --------      ---      ----    --------   --------    ----

       Total deposits ........   164,941     8,475   5.14    144,166    6,236      4.33     116,710      5,605    4.80
Borrowed Funds ...............    16,634       999   6.01     13,868      829      5.98       9,348        616    6.59
                                --------  --------   ----   --------      ---      ----    --------   --------    ----

       Total interest-bearing
         liabilities .........   181,575     9,474   5.22    158,034    7,065      4.47     126,058      6,221    4.94
                                          --------   ----               -----      ----               --------    ----

Noninterest-bearing
  liabilities ................    27,384                      24,150                         19,992
                                --------                    --------                       --------

       Total liabilities .....   208,959                     182,184                        146,050
Shareholders' equity .........    20,472                      16,179                         11,330
                                --------                    --------                       --------

       Total liabilities
         and shareholders'
         equity ..............  $229,431                    $198,363                       $157,380
                                ========                    ========                       ========

Net interest income/interest
  rate spread(3) .............            $  9,430   3.40%            $ 8,087      3.52%                $6,506    3.57%
                                          ========  =====             =======     =====                 ======    ====

Net interest margin(4) .......                       4.30%                         4.27%                          4.35%
                                                    =====                         =====                           ====

Ratio of interest-earning
   assets to interest-bearing
   liabilities ...............                      120.8%                        120.0%                         118.7%
                                                    =====                         =====                          =====

----------------------------------------------------------------------------------------------------------------------

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



                                                           YEAR ENDED                       YEAR ENDED
                                                        DECEMBER 31, 2000                DECEMBER 31, 1999
                                                           COMPARED TO                      COMPARED TO
                                                           YEAR ENDED                       YEAR ENDED
                                                        DECEMBER 31, 1999                DECEMBER 31, 1998
                                                   ---------------------------      ----------------------
                                                       INCREASE/(DECREASE)              INCREASE/(DECREASE)
                                                             DUE TO                           DUE TO
                                                   ---------------------------      ----------------------
                                                     VOLUME    RATE    NET            VOLUME      RATE    NET
                                                     ------    ----    ---            ------      ----    ---
                                                                     (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Money market funds, federal funds
     sold and interest-earning deposits.....        $  (117) $  177   $   60         $   151     $  (61) $   90
   Securities available for sale, net.......             51      81      132             142        (18)    124
   Loans receivable, net(1).................          2,726     834    3,560           2,927       (716)  2,211
                                                     ------  ------   ------          ------     ------  ------

         Total interest-earning assets......          2,660   1,092    3,752           3,220       (795)  2,425

INTEREST-BEARING LIABILITIES:
   Deposits:
   NOW deposits.............................              9      47       56              (3)       (41)    (44)
   Savings deposits.........................             64     651      715             734       (339)    395
   Certificates of deposit..................          1,075     393    1,468             482       (202)    280
                                                     ------  ------   ------          ------     ------  ------

         Total deposits.....................          1,148   1,091    2,239           1,213       (582)    631
   Borrowed funds...........................            166       4      170             275        (62)    213
                                                     ------  ------   ------          ------     ------  ------
         Total interest-bearing
           liabilities......................          1,314   1,095    2,409           1,488       (644)    844
                                                     ------  ------   ------          ------     ------  ------
Net Interest Income.........................         $1,346  $   (3)  $1,343          $1,732     $ (151) $1,581
                                                     ======  ======   ======          ======     ======  ======

------------------------------------------------------------------------------

(1)  Amount is net of deferred loan fees and includes nonperforming loans.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion presents an analysis of CNBC's financial condition and results of operations as of and for the year ended December 31, 2000 compared to December 31, 1999. This discussion is designed to provide the reader with a more comprehensive review of the operating results and financial position than could be obtained from reading the financial statements alone. This analysis should be read in conjunction with the financial statements and related footnotes and the selected financial data included elsewhere in this document.

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

CNBC is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as may be discussed herein. In addition, CNBC is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND DECEMBER 31, 1999

Total assets increased $61 million, or 30.0% to $264 million at December 31, 2000. The two largest components of this increase were an increase in cash and cash equivalents of $22 million and an increase of $42 million in net loans outstanding.

The increase in cash and cash equivalents at December 31, 2000, was due to increased liquidity from strong deposit growth. The cash and cash equivalents balance at December 31, 2000 is consistent with historical levels as management has maintained approximately 10% of total assets in cash and cash equivalents to provide adequate liquidity for fluctuations in business customers' lines of credit and demand deposit accounts. Cash balances at December 31, 1999 were unusually low due to a general slowdown in business deposit activity, apparently the result of concerns about potential Year 2000 computer problems.

The $42 million increase in net loans outstanding was comprised primarily of a $29 million increase in real estate investment loans and a $10 million increase in business loans. While end of year loan balances grew 23.8%, average loans outstanding increased only 18.8%, which was less than the 26.2% experienced in 1999. Management attributes a lower growth in average loans to increased competition, a conscious strategy to sell portions of investment real estate loans to other banks to control Commerce National's asset/liability rate sensitivity and funding needs and a concentration of the growth was experienced in the third and fourth quarters of the year. Management believes opportunities are good for continued growth between 10% and 20% due to Commerce National's small business focus and personal service, a diversified local economy, and the continuing consolidation of its competitors.

At December 31, 2000, the allowance for loan losses was $2.8 million, or 1.25% of total loans outstanding compared to an allowance at December 31, 1999 of $2.6 million, or 1.43% of total loans outstanding. This decrease was due to the growth in the loan portfolio from year-end December 31, 1999 to 2000. CNBC maintains an allowance for loan losses at a level adequate to absorb management's estimate of probable losses inherent in the loan portfolio. Management performs an analysis of the loan portfolio on a quarterly basis to assess the adequacy of the allowance for loan losses. The allowance balance and the provision charged to expense are determined by management based upon past loan loss experience, economic conditions, and various other circumstances that are subject to change over time. The collectibility of certain specific loans is evaluated based upon factors including the financial position of the borrower, the estimated market value of the collateral at the current time, guarantees, and CNBC's collateral position versus other creditors. Historical loss information and local economic conditions are considered in establishing allowances on the remaining portfolio. The allowance is reduced by charging off loans deemed uncollectible by management and increased by provisions charged to expense and recoveries of previous charge-offs. Collection efforts continue for loans which have been charged-off.

While management of CNBC places a strong emphasis on loan underwriting and loan review procedures and has, to date, experienced low levels of loan charge-offs, management has continued to increase the balance in its allowance for loan losses due to its loan growth. Several factors make it more difficult for CNBC to quantify its allowance for loan losses than other banks. These factors are as follows:

         - Due to its small business focus, CNBC's average loan size is much larger than other similarly sized financial companies;

         - Since its inception, CNBC has grown substantially, especially in recent years and, loan quality problems typically take some time to materialize; and

         - CNBC's short history makes projecting loan losses based on historical experience less reliable than other financial organizations, which is one of the measurement techniques utilized by the industry in assessing allowance for loan loss levels.

The primary funding source for the asset growth during 2000 was a $50 million increase in deposit accounts and a $9 million increase in borrowings. Savings and interest-bearing demand balances grew $15 million as a result of Commerce National's small business focus and available cash management products for its customers. Certificates of deposit grew $31 million, with $10 million of this growth achieved through solicitation of brokered certificates of deposit. Approximately $19 million of this growth is in certificates of deposit over $100,000, with a mix of balances attributable to new customers and existing customers. As interest rates increased during 2000, some customers transferred deposit balances from savings accounts to certificates of deposit that generally carry higher interest rates. Actual annual average balances outstanding for savings accounts were virtually unchanged from 1999 reflecting this trend.

Borrowings increased $9 million during 2000, with an increase in Federal Home Loan Bank advances. New advances include $6 million at fixed rates and $4 million that have 3 and 5 year fixed rates that may convert to a variable rate depending on market conditions and ten-year terms.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000, COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

Net income for the year ended December 31, 2000 was $3,010,000, a 25.5% increase over the $2,398,000 reported in 1999. The increase in net income was primarily driven by a $1,343,000 increase in net interest income and a $181,000 increase in noninterest income, offset by a $710,000 increase in noninterest expenses and a $300,000 increase in federal income tax expense.

The 16.6% increase in net interest income was primarily the result of an increase in average loans outstanding of 18.8% for 2000 compared with 1999. Loan growth was most significant in the business and real estate investment loan categories, which reflects Commerce National's business focus and an expanding local economy.

CNBC also had a slightly higher percentage of its earning assets invested in loans, which earn higher rates of interest than investments, in 2000 as compared to 1999. Management successfully implemented a more controlled growth plan which included increasing the amount of loans sold to other financial institutions, which improved the net yield earned and lowered higher cost funding needs. This strategy resulted in a slightly higher net interest margin of 4.30% for 2000 compared with 4.27% in 1999.

The provision for loan losses decreased $97,000, or 19.1%, over the prior year. This decrease was due to the overall slower average growth in the loan portfolio. Trends in nonperforming and impaired loans have been increasing slightly from prior years, however they are still considered low in comparison to other financial institutions.

Noninterest income for the year ended December 31, 2000 increased 50.2% over 1999. The largest component of this increase was retirement plan administration fees assessed by CRS, Inc. Fees on credit cards and merchant processing also increased $37,000 due to growth in the number of accounts. The increase was partially offset by a slight decrease in deposit account fees and a $15,000 gain on the sale of securities recognized in 1999.

Noninterst expenses increased 16.7% over the prior year. This increase is detailed as follows:

                  Salaries and Benefits                         $ 636,000
                  Occupancy and Equipment, net                     93,000
                  Data Processing                                (129,000)
                  Customer Courier                                (96,000)
                  State Franchise Tax                              49,000
                  Professional Services                            57,000
                  Other Expenses                                   99,000

The increase in salaries and benefits accounted for substantially all of the increase in operating expenses. In addition to normal raises and staff additions to support CNBC's growth, three major changes were implemented in 1999 and 2000 which contributed to this increase, two of which reduced expenses in other categories. The first change involved the courier messenger service utilized by Commerce National's customers. Since its inception, selected Commerce National customers have utilized a deposit pickup service that was paid for by Commerce National. A separate courier company previously provided this service. In 1999, Commerce National received regulatory approval to establish a mobile messenger service that would utilize bank employees instead of contracting with a separate company. Effective in July 1999, the courier company was acquired by Commerce National. All employees and independent drivers of the courier company were hired by Commerce National. This change effectively reclassified the "Customer Courier" expense to "Salaries and Benefits" (for wages paid) and "Other Expenses" (for mileage reimbursement). The second change was the conversion of Commerce National's data processing and proof operations area from a third party processor to in-house effective in April and August 1999. This change effectively reclassified a portion of Commerce National's data processing expense to "Salaries and Benefits", but overall lowered costs by an estimated $40,000 per year. It also changed the general nature of data processing costs from primarily a variable cost that increased as Commerce National grew to a mostly fixed cost. Finally, the acquisition of CRS, Inc. in June 2000 added three additional full-time employees and one part-time employee. Due to Commerce National's growth, it has also recently hired full time employees to fill the positions of loan review specialist and internal auditor, both of which were previously part time positions.

Occupancy expense increased due to a drop in rent income received from leasing a portion of Commerce National's main office facility. In early 1999, two tenants occupying approximately 40% of the building moved out at Commerce National's request. This change was necessary to allow room for expansion to meet Commerce National's needs for facilities. Commerce National utilized 2,500 square feet of the vacated space for its item and data processing areas and completed renovation of 8,000 square feet for its lending officers and loan operations departments. CRS, Inc. also occupies approximately 1,200 square feet. At year-end, CNBC occupied approximately 80% of its 24,750 square foot office building. In early 2001, one of the two remaining tenants moved out and Commerce National absorbed this additional space to allow for future growth in its employee base.

Data processing expenses decreased 44.6% during 2000 as compared to 1999. During the third quarter of 1999, Commerce National terminated its contract with the third party processor of its core operating system and began processing in-house, utilizing its own AS/400 computer. This category of expenses includes depreciation of equipment and fees paid to software providers. Personnel expense related to data processing is included in "Salaries and Benefits" expense.

The increase in state franchise taxes is a result of CNBC's increased capital level due to retained earnings of Commerce National and one-time refunds that were received in 1999 for prior year amended tax returns.

Professional fees increased as a result of consulting fees paid for assistance in the implementation and evaluation of CNBC's internet e-mail system and internet banking system, including a detailed security systems audit. Management estimates that ongoing expenses for these new systems will approximate $20,000 per year, or about 40% of what was incurred in 2000.

Of the $99,000 increase in other expenses, $20,000 represented increased expenditures on direct marketing efforts of Commerce National, $18,000 in additional employee education and training expenses, $17,000 in increased FDIC premiums, $13,000 in increased software maintenance fees and $22,000 represented a reclassification of courier automobile reimbursement expense previously discussed. Remaining increases in expenses were due to Commerce National's continued growth. Management anticipates that operating expenses will continue to grow proportionately with CNBC's asset growth.

Federal income tax expense was up 23.2% for the year ended December 31, 2000. The increase in federal income tax expense was the result of CNBC's increased profitability. The effective tax rate decreased slightly from 35.0% for 1999 to 34.6% for 2000.


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

Net increases in loans totaled $42 million and $27 million in 2000 and 1999, respectively. These loan growth totals represented 109% and 81%, respectively, of cash flows used for investing activities. Loans are primarily funded through deposit growth, supplemented by long-term borrowings. While loan growth from year-end to year-end can fluctuate, average loans outstanding to average assets has remained fairly stable, ranging from 83% to 86% during the last four years. Commerce National's commitments, as further detailed in Note 12 to the financial statements, are primarily commitments to fund loans. Monthly new loan commitments have totaled between $11 million and $32 million and resulted in an average of $6 million in new loans funded per month. Net loans grow by a smaller amount due to normal principal repayments and loan payoffs. Although Commerce National has a large amount of approved, unadvanced lines of credit, this is not considered a significant liquidity risk. Management has tracked the utilization percentage on its lines of credit which has ranged between 42% and 49% of the total committed lines. At December 31, 2000 and 1999, utilization on lines of credit was 46%.

Listed below is a summary of the primary cash flows from financing activities which have funded loan growth. Deposits are broken down between those generated from Commerce National's customers located in its primary market area ("Primary") and those generated through the national rate-listing network ("Brokered").


                                                                2000                     1999
                                                            -----------               -----------
                  Deposits - Primary.............          $ 39,346,000               $ 7,877,000
                  Deposits - Brokered............            10,460,000                 9,711,000
                  Net Borrowings.................             8,597,000                 2,888,000
                  Proceeds from Common Stock
                      Issuance...................               427,000                 5,261,000
                  Purchase of Treasury Stock.....              (423,000)                        -
                  Other - Net....................              (585,000)                 (449,000)
                                                            -----------               -----------

                  Total Funds Provided...........           $57,822,000               $25,288,000
                                                            ===========               ===========

Although Commerce National has experienced net deposit growth since its inception, deposit balances fluctuate during the month and seasonally in the first quarter of the year. At December 31, 2000, Commerce National had $56 million in available short-term funding sources to mitigate any risks from changes in deposit account balances, which represented 47% of checking and savings deposits which can be immediately withdrawn. These sources are detailed as follows:

              Cash and short-term investments..........................              $ 25,602,000
              Unused borrowing capacity with the
                  Federal Home Loan Bank...............................                22,453,000
              Federal funds lines of credit with other banks...........                 5,900,000
              Unpledged investment securities..........................                   432,000
                                                                                      -----------
              Total....................................................               $54,387,000
                                                                                      ===========

Commerce National also has collateral pledged to the Federal Reserve Bank that would allow borrowings at the discount window of $48,107,000. No borrowings were outstanding at December 31, 2000. Commerce National has never had any outstanding discount window borrowings from the Federal Reserve.

Additionally, Commerce National could accept approximately $15 million in additional brokered certificates of deposit before it would reach its internally set maximum of 30% of total deposits. Commerce National's funding from brokered certificates of deposit has consistently ranged from 20% to 24% for the last three years.


MANAGEMENT OF INTEREST RATE RISK

The principal objective of Commerce National's asset/liability management ("A/L mgt") is to provide for a stable net interest margin which is the primary component of Commerce National's revenues. The objective of A/L mgt is to monitor the amount of assets with variable and fixed rates and fund them with similar liabilities. This process affects loan pricing and prepayment decisions as well as deposit and borrowing interest rates. Guidelines for A/L mgt have been established by the Funds Management Committee of the Board of Directors and a review is completed on a monthly basis.

The following gap table summarized Commerce National's dollar amount of assets and liabilities, in thousands which either mature or have an interest rate which will adjust within the timeframes noted. At December 31, 2000, total interest-earning assets exceed interest-bearing liabilities by $33 million. These assets are funded by non-interest bearing checking account balances and Commerce National's capital.

                   WITHIN       91 DAYS    OVER 1 YEAR  OVER 3 YEARS
CATEGORY          90 DAYS      TO 1 YEAR   TO 3 YEARS   TO 5 YEARS  OVER 5 YEARS
--------          -------      ---------   ----------   ----------  ------------

Assets
Loans........... $  69,182     $  38,377    $  65,953    $  42,961    $   3,723
Investments.....    26,404         3,501        1,955            0          272
                 ---------     ---------    ---------    ---------    ---------
Totals.......... $  95,586     $  41,878    $  67,908    $  42,961    $   3,995

Liabilities
Deposits........ $ 127,179     $  34,017    $  28,530    $   2,718    $       0
Borrowings......        72         3,216        6,576          576       16,352
                 ---------     ---------    ---------    ---------    ---------
Total........... $ 127,251     $  37,233    $  35,106    $   3,294    $  16,352
                 ---------     ---------    ---------    ---------    ---------
Net Position.... $ (31,665)    $   4,645    $  32,802    $  39,667    $ (12,357)
                 =========     =========    =========    =========    =========

At December 31, 2000, 84% of Commerce National's loans had interest rates which adjust at least once every five years. Approximately 51% of these variable rate loans will re-price in one year or less. Variable rate loans primarily use either prime rate or U.S. Treasury rates as the index which dictates changes in the loan interest rate. Deposits and borrowings interest rates are primarily influenced by changes in U.S. Treasury rates and U.S. Government agency rates.

Commerce National uses an interest rate risk projection model which calculates the potential change in its net interest income over the succeeding one-year period which would result from an instantaneous and sustained interest rate change of plus or minus 1.00% and 2.00%. Different assumptions are made regarding anticipated loan prepayments depending on the direction and magnitude of the interest rate change. At December 31, 2000, management's projection model estimates that Commerce National's net interest income over the succeeding one-year period would be affected as follows:

                                                                         POTENTIAL CHANGE IN
                                                                   BUDGETED NET INTEREST INCOME
                                                                           (IN THOUSANDS)
         CHANGES IN INTEREST RATES                             DOLLAR CHANGE         PERCENTAGE CHANGE
         -------------------------                             -------------         -----------------
         Up 2.00%                                                 $(468)                  (5.41)%
         Up 1.00%                                                 $(231)                  (2.67)%
         Down 1.00%                                               $ 198                    2.29%
         Down 2.00%                                               $ 278                    3.21%


CAPITAL RESOURCES

CNBC and Commerce National are both subject to regulatory capital requirements. These requirements measure capital levels utilizing three different calculations. Based on these calculations, CNBC and Commerce National are assigned to a capital category which, among other things, dictates certain business practices of the organizations, the level of Commerce National's FDIC insurance premiums and the process that is followed in obtaining regulatory approvals necessary for branch applications, mergers and similar transactions. CNBC's capital requirements are measured on a combined basis with Commerce National, using consolidated totals. Commerce National is measured independently. In April 1999, CNBC raised $4.85 million in new capital funds through a public offering to support its growth and improve its capital position. This public offering was completed in less than one month without the assistance of a broker. As of December 31, 2000, both CNBC and Commerce National were classified in the "well capitalized" category. It is management's policy to manage the growth of Commerce National and provide for the appropriate capital resources that will result in Commerce National maintaining its classification as a "well capitalized" institution. Similarly, it is management's policy to maintain the classification of CNBC as either "adequately capitalized" or "well capitalized." For further information on capital requirements, see Note 14 to the Consolidated Financial Statements.

In February 2001, CNBC participated in a pooled transaction involving the issuance of Trust Preferred Securities. These securities carry a tax-deductible interest rate of 10.2% and qualify for inclusion in Tier 1 capital. A total of $4 million in securities was issued, resulting in $3.85 million in net proceeds to CNBC. CNBC immediately injected $2.0 million of the proceeds into Commerce National as subordinated debentures. If these Trust Preferred Securities and subordinated debentures would have been outstanding at year-end 2000, the adjusted capital ratios of CNBC Bancorp (consolidated) and Commerce National are as follows:

                                                              CNBC Bancorp          Commerce National
                                                              ------------          -----------------
         Tier 1 Capital to Average Assets                        10.1%                   6.4%
         Tier 1 Capital to Risk-Weighted Assets                  11.4%                   7.2%
         Total Capital to Risk-Weighted Assets                   12.6%                  12.2%

Remaining proceeds will be used for general corporate purposes including the possible funding needs for a stock repurchase program for up to 50,000 shares, which was approved by the CNBC Bancorp board in January, 2001. As of February 28, 2001, 11,500 shares had been repurchased under the program.

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

Management's opinion is that a movement in interest rates affects the financial condition and results of operations to a greater degree than changes in the rate of inflation. It should be noted that interest rates and inflation do affect each other, but do not always move in correlation with each other. CNBC's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on performance.

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of CNBC is not traded on any established securities market, although the stock is listed on the Over-The-Counter Bulletin Board (OTCBB) under the symbol CNBD. In 2000, several brokers offered a bid price for CNBC's stock, including Stifel, Nicolaus & Company and Sweney Cartwright & Co., both of whom have local offices in Central Ohio. In 1999, parties interested in buying or selling CNBC's stock were generally referred to Sweney Cartwright & Co.

Information below is the range of high and low transaction prices as reported by Sweney Cartwright & Co. These transactions are without retail mark-up, mark-down or commission. Sweney Cartwright & Co. conducted substantially all of the dealer transactions in 1999. Actual volume reported by Sweney, Cartwright & Co. was 26,871 and 7,050 shares for 2000 and 1999, respectively.

                                          2000                       1999
                                          ----                       ----

                  1st  Qtr.          $29.25 to $33.00          $27.00 to $29.50
                  2nd Qtr.           $29.50 to $31.00          $29.00 to $32.00
                  3rd Qtr.           $30.00 to $33.00          $32.00 to $33.25
                  4th Qtr.           $28.25 to $31.25          $31.50 to $33.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for CNBC's stock, these prices may not reflect the prices at which the stock would trade in a more active market.

CNBC has 2,000,000 authorized and 1,360,058 outstanding shares of common stock held by approximately 405 shareholders at December 31, 2000. At year-end, CNBC has 145,858 options outstanding to purchase shares of its common stock. CNBC declared cash dividends of $0.24 per share in June and December of 2000 and $0.20 per share in June and December of 1999, resulting in total dividends declared of $0.48 and $0.40 per share in 2000 and 1999.

Subject to shareholder approval of an increase in its authorized common shares at its April, 2001 annual meeting, CNBC anticipates filing an application with the National Association of Securities Dealers to upgrade its common stock classification from an OTC Bulletin Board ("OTCBB") listing to a NASD SmallCap Market listing. The OTCBB is a regulated quotation service that provides real-time quotes, last-sale prices and volume information for stocks not listed or traded on either the NASD National or SmallCap markets. Currently about 1,300 companies are listed on the NASD SmallCap Market. Listed companies must meet various capital and corporate governance requirements.

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF CNBC BANCORP:

We have audited the accompanying consolidated balance sheets of CNBC Bancorp as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of CNBC Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNBC Bancorp as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



CROWE, CHIZEK AND COMPANY LLP

Columbus, Ohio
February 14, 2001

                                  CNBC BANCORP
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999


                                                       2000               1999
                                                       ----               ----
ASSETS

Cash and Noninterest-bearing Balances .......     $   9,107,952      $   4,728,912
Interest-bearing Balances ...................           651,350            261,900
Federal Funds Sold ..........................         7,000,000          4,525,000
Money Market Funds ..........................        17,380,994          2,301,047
                                                  -------------      -------------
         Total Cash and Cash Equivalents ....        34,140,296         11,816,859

Securities Available for Sale ...............         7,100,324         11,010,108
Loans, Net ..................................       217,435,649        175,669,537
Premises and Equipment ......................         2,432,078          2,377,459
Accrued Interest Receivable .................         1,229,957            998,479
Deferred Federal Income Taxes ...............           820,000            780,000
Other Assets ................................           741,468            275,320
                                                  -------------      -------------

Total Assets ................................     $ 263,899,772      $ 202,927,762
                                                  =============      =============


LIABILITIES

Deposits:
         Noninterest-bearing ................     $  26,856,234      $  22,426,666
         Interest-bearing ...................       192,018,536        146,641,616
                                                  -------------      -------------
                  Total Deposits ............       218,874,770        169,068,282

Borrowings ..................................        22,169,773         13,572,988
Other Liabilities ...........................         1,345,457          1,181,813
                                                  -------------      -------------

Total Liabilities ...........................       242,390,000        183,823,083


SHAREHOLDERS' EQUITY

Common Stock No Par Value;
         Authorized Shares - 2,000,000
         Issued - 1,362,058 in 2000 and
         1,324,532 in 1999 ..................        14,030,897         13,672,131
Retained Earnings ...........................         7,521,199          5,453,333
Treasury Stock, 2,000 Shares at Cost in 2000            (60,000)              --
Accumulated Other Comprehensive Income (Loss)            17,676            (20,785)
                                                  -------------      -------------

Total Shareholders' Equity ..................        21,509,772         19,104,679
                                                  -------------      -------------

Total Liabilities and Shareholders' Equity ..     $ 263,899,772      $ 202,927,762
                                                  =============      =============




           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                         CONSOLIDATED INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                   2000            1999
                                                                   ----            ----
INTEREST INCOME

        Loans, including Fees ............................     $17,480,817     $13,920,956
        Taxable Securities ...............................         557,555         426,374
        Money Market Funds ...............................         589,379         377,352
        Federal Funds Sold ...............................         151,907         259,936
        Deposits with Banks ..............................         124,093         167,469
                                                                ----------     -----------

Total Interest Income ....................................      18,903,751      15,152,087

INTEREST EXPENSE

        Deposits .........................................       8,474,384       6,236,021
        Borrowings .......................................         999,278         828,757
                                                                ----------     -----------

Total Interest Expense ...................................       9,473,662       7,064,778
                                                                ----------     -----------

        Net Interest Income ..............................       9,430,089       8,087,309

        Provision for Loan Losses ........................         412,050         509,252
                                                                ----------     -----------

Net Interest Income after Provision for Loan Losses ......       9,018,039       7,578,057

NONINTEREST INCOME

        Service Charges on Deposits ......................         155,795         175,348
        Retirement Plan Investment and Administrative Fees         157,501               -
        Net Gains on Sales of Securities .................               -          15,395
        Other Income .....................................         228,701         170,181
                                                                ----------     -----------

Total Noninterest Income .................................         541,997         360,924

NONINTEREST EXPENSES

        Salaries and Benefits ............................       3,202,975       2,566,454
        Occupancy and Equipment, Net .....................         361,867         268,427
        Data Processing ..................................         160,267         289,348
        Customer Courier .................................               -          96,000
        Professional Services ............................         195,826         138,144
        State Franchise Tax ..............................         169,708         121,165
        Other Expenses ...................................         869,358         770,537
                                                                ----------     -----------

Total Noninterest Expenses ...............................       4,960,001       4,250,075
                                                                ----------     -----------

Income Before Income Taxes ...............................       4,600,035       3,688,906

Income Tax Expense .......................................       1,590,300       1,290,601
                                                                ----------     -----------

        Net Income .......................................      $3,009,735     $ 2,398,305
                                                                ==========     ===========

EARNINGS PER COMMON SHARE

        Basic ............................................      $     2.25     $      1.93
                                                                ==========     ===========

        Diluted ..........................................      $     2.12     $      1.76
                                                                ==========     ===========


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                  CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                            2000           1999
                                                            ----           ----

Net Income ........................................     $ 3,009,735     $ 2,398,305

Other Comprehensive Income (Loss):

Unrealized Holding Gains and (Losses) on
       Securities Available for Sale ..............          58,244         (35,666)
Reclassification Adjustments for (Gains) and Losses
    Later Recognized in Net Income ................               -         (15,395)
                                                        -----------     -----------
Net Unrealized Gains and (Losses) .................          58,244         (51,061)
Tax Expense (Benefit) .............................          19,783         (17,276)
                                                        -----------     -----------

     Total Other Comprehensive Income (Loss) ......          38,461         (33,785)
                                                        -----------     -----------

     Comprehensive Income .........................     $ 3,048,196     $ 2,364,520
                                                        ===========     ===========
























           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                                   Accumulated
                                               Number                                                    Other
                                                   of       Common      Retained     Treasury    Comprehensive
                                               Shares        Stock      Earnings        Stock     Income (Loss)           Total
                                           ----------  -----------    ----------   ----------    -------------      -----------

BALANCES AT JANUARY 1, 1999.............    1,116,972   $8,379,375    $3,579,127     $      -       $   13,000      $11,971,502

Proceeds from Stock Offering, Net of Costs    165,000    4,853,694                                                    4,853,694

Stock Issued in Business Purchase.......        1,000       32,000                                                       32,000

Proceeds from Exercise of Warrants......       25,810      146,601                                                      146,601

Proceeds and Tax Benefit from Exercise of
Stock Options...........................       15,750      260,461                                                      260,461

Net Income..............................                               2,398,305                                      2,398,305

Cash Dividends Declared  ($.40 per Share)                               (524,099)                                      (524,099)

Other Comprehensive Income (Loss).......                                                               (33,785)         (33,785)
                                           ----------  -----------    ----------   ----------        ---------      -----------

BALANCES AT DECEMBER 31, 1999...........    1,324,532   13,672,131     5,453,333            -          (20,785)      19,104,679

Treasury Shares Purchased...............      (14,000)                               (423,000)                         (423,000)

Proceeds from Exercise of Warrants .....       33,702      147,350      (192,284)     236,360                           191,426

Proceeds and Tax Benefit from Exercise
of Stock Options .......................       15,774      209,916      (102,511)     126,640                           234,045

Net Income..............................                               3,009,735                                      3,009,735

Cash Dividends Declared ($.48 per Share)                                (647,074)                                      (647,074)

Other Comprehensive Income..............                                                                38,461           38,461

Stock Issued as Employee Compensation ..           50        1,500                                                        1,500
                                           ----------  -----------    ----------   ----------        ---------      -----------


BALANCES AT DECEMBER 31, 2000...........    1,360,058  $14,030,897    $7,521,199   $  (60,000)       $  17,676      $21,509,772
                                           ==========  ===========    ==========   ==========        =========      ===========














           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                   2000             1999
                                                                   ----             ----

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income ...............................................     $  3,009,735      $  2,398,305
Adjustments to Reconcile Net Income to Net Cash
         Provided by Operating Activities:
                  Provision for Loan Losses ..............          412,050           509,252
                  Depreciation ...........................          309,178           226,798
                  Net Realized Gain on Securities
                       Available for Sale ................                -           (15,395)
                  Deferred Income Taxes ..................          (60,000)         (173,000)
                  Net Amortization/Accretion on Securities          (21,822)            4,720
                  Federal Home Loan Bank Stock Dividend ..          (96,200)          (86,200)
                  Goodwill Amortization ..................            6,620             3,200
                  Changes in:
                           Interest Receivable ...........         (231,478)         (173,044)
                           Other Assets ..................         (332,551)          (88,165)
                           Other Liabilities .............          102,136           130,320
                                                               ------------      ------------

         Net Cash Provided by Operating Activities .......        3,097,668         2,736,791
                                                               ------------      ------------


CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of Securities ..................................       (3,463,950)      (10,551,032)
Maturities of Securities .................................        7,550,000         1,750,000
Sales of Securities Available for Sale ...................                -         3,055,079
Purchase of CNBC Retirement Services, Inc. ...............         (150,000)                -
Net Increase in Loans ....................................      (42,178,162)      (27,297,934)
Purchase of Premises and Equipment .......................         (353,797)         (660,513)
                                                               ------------      ------------

         Net Cash Flows Used in Investing Activities .....      (38,595,909)      (33,704,400)
                                                               ------------      ------------


CASH FLOWS FROM FINANCING ACTIVITIES

Net Increase in Deposits .................................       49,806,488        17,587,965
Purchase of Treasury Shares ..............................         (423,000)                -
Net Proceeds from Issuance of Common Stock ...............          426,971         5,260,756
Maturities of Federal Home Loan Bank Advances ............         (750,000)         (250,000)
Advances from Federal Home Loan Bank .....................       10,000,000         4,000,000
Principal Payments on Federal Home Loan Bank Advances ....         (451,489)         (750,109)
Net Proceeds from Loan Payable ...........................                -         1,000,000
Repayment of Loans Payable ...............................         (201,726)       (1,111,795)
Dividends Paid ...........................................         (585,566)         (449,078)
                                                               ------------      ------------

         Net Cash Flows Provided by Financing Activities .       57,821,678        25,287,739
                                                               ------------      ------------

         Net Change in Cash and Cash Equivalents .........       22,323,437        (5,679,870)
Cash and Cash Equivalents at Beginning of Year ...........       11,816,859        17,496,729
                                                               ------------      ------------
Cash and Cash Equivalents at End of Year .................     $ 34,140,296      $ 11,816,859
                                                               ============      ============

Cash Paid During the Year for
         Interest ........................................     $  9,361,031      $  6,988,039
         Income Taxes ....................................        1,600,000         1,320,000

Supplemental Noncash Disclosures:
         Stock Issued for Business Purchase ..............     $          -      $     32,000

           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the financial statements.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CNBC Bancorp ("CNBC") and its wholly-owned subsidiaries, Commerce National Bank ("Commerce National") and CNBC Retirement Services, Inc. ("CRS, Inc."), together referred to as the "Corporation". All significant intercompany balances and transactions have been eliminated in consolidation.

Bancorp acquired CRS, Inc. effective June 1, 2000. The acquisition was accounted for as a purchase.

NATURE OF OPERATIONS: Revenues and assets are primarily derived from the banking industry, serving small business customers in the central Ohio region. Banking deposit products include checking and savings accounts and certificates of deposit. Business loans are secured by real estate, accounts receivable, inventory, equipment and other types of collateral and are expected to be repaid from cash flows from operations of the businesses. Personal loans are secured by real estate, stocks and other collateral. A small portion of loans are unsecured. Management considers the Corporation to operate primarily in one business segment, banking.

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

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold prior to maturity. Available for sale securities are reported at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss. Other securities such as Federal Home Loan Bank and Federal Reserve Bank stock are carried at cost. Trading securities are reported at fair value with unrealized gains or losses included in earnings.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan origination fees and costs and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

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

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance for probable incurred credit losses increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, current economic conditions, and other factors. Many of these factors are subjective and may change over time. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed.

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

EMPLOYEE BENEFITS: A trusteed 401(k) savings plan covers all employees who have attained the age of 20 1/2 and work a minimum of 1,000 hours per calendar year. An employer contribution for each participant equal to three percent of the participant's compensation is made annually. The plan also allows employee contributions, with contributions up to six percent of the participant's compensation matched 50 percent by the employer. Expense related to the plan was $92,400 and $99,600 in 2000 and 1999. No post-retirement benefits other than the 401(k) plan are provided to employees.

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

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER COMMON SHARE: Basic Earnings per Share ("EPS") is net income divided by the weighted-average number of common shares outstanding. Diluted EPS is the weighted-average number of common shares outstanding during the year and the assumed exercise of dilutive stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the average market price of CNBC's common stock. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The calculation for weighted average shares is as follows:

                                                    2000              1999
                                                    ----              ----

Weighted average shares for basic EPS.........    1,340,619         1,245,675
Add dilutive effect of:
   Assumed exercises of warrants..............       14,682            44,830
   Assumed exercises of stock options.........       62,036            73,222
                                                 ----------         ---------

Weighted averages shares for diluted EPS......   1,417,337          1,363,727
                                                 ==========         =========

Stock options for 7,053 shares of common stock were not considered in computing diluted earnings per common share for 2000 because they were antidilutive.

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

NEW ACCOUNTING PRONOUNCEMENT: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated hedges, changes in fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on January 1, 2001 had no effect on the Corporation's financial statements as no derivatives are currently held.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH: Commerce National was required to have $1,264,000 and $1,105,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2000 and 1999. These balances do not earn interest.

DIVIDEND RESTRICTION: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Commerce National to CNBC or by CNBC to its shareholders.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS: Certain items in the financial statements have been reclassified to conform with the current presentation.


NOTE 2 - MONEY MARKET FUNDS

Balances in money market funds were as follows:

                                                       2000             1999
                                                       ----             ----

Liquid Cash Trust (LCT) ....................       $ 8,102,164       $   241,171
Automated Government Money Trust (AGMT) ....         8,905,032         1,264,551
Money Market Flex Fund .....................           373,798           795,325
                                                   -----------       -----------

Total ......................................       $17,380,994       $ 2,301,047
                                                   ===========       ===========

LCT has approximately $228 million in assets which consist of federal funds sold to banks and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

AGMT has approximately $1.7 billion in assets which consist of short term U.S. Treasury obligations and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

The Flex Fund has approximately $232 million in assets which consist of commercial paper, corporate bonds, and U.S. Government Agency securities.


NOTE 3 - SECURITIES AVAILABLE FOR SALE

Securities available for sale were as follows:

                                                     Gross         Gross
                                    Amortized   Unrealized    Unrealized             Fair
                                         Cost        Gains        Losses            Value
                                 ------------     -------       ---------     ------------
December 31, 2000

U.S. Agency Securities .......   $  5,429,642     $ 28,380     $  (1,598)     $ 5,456,424
Federal Reserve Bank Stock....        271,800            -             -          271,800
Federal Home Loan Bank Stock..      1,372,100            -             -        1,372,100
                                 ------------     --------      ---------     ------------
Total ........................   $  7,073,542     $ 28,380     $  (1,598)     $ 7,100,324
                                 ============     ========      =========     ============


December 31, 1999

U.S. Agency Securities .......   $  9,493,870     $      -      $ (31,462)    $ 9,462,408
Federal Reserve Bank Stock....        271,800            -             -          271,800
Federal Home Loan Bank Stock..      1,275,900            -             -        1,275,900
                                 ------------     --------      ---------     ------------

Total ........................   $ 11,041,570     $      -      $ (31,462)    $ 11,010,108
                                 ============     ========      =========     ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 3 - SECURITIES AVAILABLE FOR SALE (CONTINUED)

Contractual maturities of debt securities were as follows:

                                                         December 31, 2000
                                                         -----------------

                                                   Amortized               Fair
                                                        Cost              Value
                                                        ----              -----

Due Within One Year ....................          $3,498,339         $3,500,995
Due in One to Five Years ...............           1,931,303          1,955,429
                                                  ----------         ----------
Total Debt Securities ..................          $5,429,642         $5,456,424
                                                  ==========         ==========


No sales of securities occurred in 2000. Proceeds from sales of investment securities during the year ended December 31, 1999, were $3,055,079. Gross gains of $18,230 and gross losses of $2,835 were realized on these sales.

At December 31, 2000 and 1999, there were no holdings of securities of any one issuer, other than the U.S. Government or U.S. Government agencies, in an amount greater than 10 percent of shareholders' equity.

Securities pledged at December 31, 2000 and 1999 had a carrying amount of $5,001,000 and $4,379,000, and were pledged to secure public funds or other obligations.


NOTE 4 - LOANS

Loans at year-end were as follows:

                                                               2000               1999
                                                               ----               ----

Residential Real Estate Loans....................    $   25,591,579     $   22,888,949
Real Estate Construction Loans...................         6,712,955          6,440,586
Real Estate Investment Loans:
   Commercial Real Estate........................        55,700,774         45,019,417
   Investment Residential Real Estate............        39,486,711         24,550,362
   Investment Multi-Family Real Estate...........        15,361,448         12,324,136
Business Loans...................................        64,487,080         54,204,480
Personal Loans...................................        13,257,976         13,091,809
                                                       ------------       ------------
         Subtotal................................       220,598,523        178,519,739
Allowance for Loan Losses........................        (2,760,000)        (2,550,000)
Net Deferred Loan Origination Fees and Costs.....          (402,874)          (300,202)
                                                       ------------       ------------

Net Loans........................................      $217,435,649       $175,669,537
                                                       ============       ============

Activity in the allowance for loan losses for the year was as follows:

                                                               2000               1999
                                                               ----               ----

Beginning Balance................................    $    2,550,000     $    2,055,000
Loan Loss Provision..............................           412,050            509,252
Loans Charged-Off................................          (313,062)           (43,279)
Recoveries on Loans Previously Charged-Off.......           111,012             29,027
                                                       ------------       ------------
Ending Balance...................................    $    2,760,000     $    2,550,000
                                                     ==============     ==============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 4 - LOANS (CONTINUED)

Impaired loans were as follows:

                                                    2000           1999
                                                    ----           ----
Impaired Loans with No Allowance
for Losses Allocated ....................     $  297,307     $        -
Impaired Loans with Allowance
for Loan Losses Allocated ...............        921,027        558,303
                                              ----------     ----------
Total ...................................     $1,218,334     $  558,303
                                              ==========     ==========

Amount of Allowance for Loan Losses
Allocated to Impaired Loan Balance ......     $  177,000     $  230,000

Average Investment in
Impaired Loans ..........................        707,886        320,941

Interest Income Recognized
During Impairment .......................         65,344         27,033
Cash Basis Interest Income
Recognized on Impaired Loans ............         57,309         24,894

Nonperforming loans were as follows:

                                                    2000           1999
                                                    ----           ----
Loans Past Due Over 90 Days
and Accruing Interest ...................     $        -     $        -
Nonaccrual Loans ........................        162,699              -


NOTE 5 - RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors and their affiliates at year-end 2000 and 1999 were $11,617,000 and $9,293,000. Loan balances to principal officers, directors and their affiliates in 2000 were as follows:

Beginning of Year................................             $   5,356,000
New Loans........................................                 1,945,000
Repayments.......................................                (2,476,000)
Changes in Directors and their Affiliations......                  (150,000)
                                                             --------------
End of Year......................................             $   4,675,000
                                                              =============

At December 31, 2000, there were unadvanced lines of credit of $3,931,000 and letters of credit of $1,624,000 outstanding to principal officers, directors and their affiliates. These commitments are included in Note 12, Commitments and Contingencies.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment was as follows:

                                                        2000              1999
                                                        ----              ----

Land and Building ........................       $ 1,989,947        $ 1,907,859
Equipment, Software and Furniture ........         1,486,233          1,204,524
                                                 -----------        -----------
                                                   3,476,180          3,112,383
Less Accumulated Depreciation ............        (1,044,102)          (734,924)
                                                 -----------        -----------

Premises and Equipment, Net ..............       $ 2,432,078        $ 2,377,459
                                                 ===========        ===========

At December 31, 2000, the Corporation occupied approximately 80 percent of the building owned by Commerce National, with a portion of the remaining space leased to other businesses. Rental income received during the years ended December 31, 2000 and 1999 totaled $63,459 and $88,968.


NOTE 7 - DEPOSITS

Interest-bearing deposits were as follows:

                                                       2000               1999
                                                       ----               ----

Interest-bearing Demand ..................     $ 17,726,364       $  9,216,329
Savings ..................................       71,955,397         65,761,990
Time, Balances Under $100,000 ............       41,909,195         38,457,477
Time, Balances $100,000 and Over .........       60,427,580         33,205,820
                                               ------------       ------------

Total Interest-bearing Deposits ..........     $192,018,536       $146,641,616
                                               ============       ============

Total deposit accounts with balances of $100,000 and over, including noninterest-bearing demand accounts, totaled $140,775,000 and $96,560,000 at December 31, 2000 and 1999. Commerce National accepts time deposits from customers outside its primary market area, which are primarily solicited through a national rate-listing network. The total balances of these time deposits were $50,572,000 and $40,112,000 at December 31, 2000 and 1999. At December 31, 2000
and 1999, the average weighted remaining maturity of these deposits was 13.9 months, and the weighted average interest rate paid was 6.12 percent and 5.79 percent.

Stated maturities of time deposits were as follows:


         2001                   $ 71,088,000
         2002                     21,441,000
         2003                      7,090,000
         2004                        567,000
         2005                      2,151,000
                             ---------------
         Total                  $102,337,000
                                ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 8 - BORROWINGS

Borrowings were as follows:
                                                          2000             1999
                                                          ----             ----

FHLB Term Advances .........................       $ 9,500,000      $ 4,250,000
FHLB Mortgage Matched Advances .............         2,983,294        3,434,783
FHLB Convertible Fixed Rate Advances .......         8,000,000        4,000,000
Loan Payable ...............................         1,686,479        1,888,205
                                                   -----------      -----------

Total ......................................       $22,169,773      $13,572,988
                                                   ===========      ===========

Term advances, mortgage matched advances and convertible fixed rate advances from The Federal Home Loan Bank ("FHLB") are used as a longer term funding source. Mortgage matched advances with original maturities ranging from 10 to 20 years are utilized to fund specific fixed rate loans with certain prepayment of principal permitted without penalty. Interest rates on mortgage-matched advances ranged from 5.55 percent to 7.70 percent at December 31, 2000 and amortize through September 2017. Term advances cannot be prepaid without penalty. Interest rates on term advances ranged from 5.38 percent to 6.71 percent at December 31, 2000 and mature between June 2000 and January 2008. Interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then are convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. Interest rates on the convertible advances ranged from 4.68 percent to 6.84 percent at December 31, 2000, are convertible between January 2002 and June 2005 and mature between January 2009 and June 2010.

Additionally, a $10 million cash management advance revolving line of credit was approved with the FHLB. At December 31, 2000 and 1999, no advances were outstanding on the line. Minimum collateral for FHLB advances outstanding at December 31, 2000 and 1999 totaled $27,720,901 and $17,527,175 and consists of a blanket pledge of all first mortgage loans secured by 1-4 family residential properties and all FHLB stock.

At December 31, 2000 and 1999, $60,133,000 and $50,684,000 of business and commercial real estate loans are pledged to the Federal Reserve Bank ("FRB") as collateral for advances from the FRB. At December 31, 2000 and 1999, no borrowings were outstanding with the FRB.

On May 1, 1997, CNBC borrowed $2,000,000 from another financial institution. The proceeds were utilized to purchase subordinated notes of Commerce National. Only interest payments were required for the first two years. On May 1, 1999, the rate adjusted to an interest rate of 7.55%, fixed for five years. CNBC is required to make equal monthly principal and interest payments of $28,162, calculated on a 96-month amortization. The loan is unsecured; however, CNBC has agreed not to pledge its ownership interest in Commerce National's stock during the term of the loan.

At December 31, 2000, required principal payments on all borrowings were as follows:

                                   Principal                    Average
                                    Payments              Interest Rate
                                    --------              -------------

         2001                    $ 3,688,784                      6.35%
         2002                      3,640,070                      6.34%
         2003                      3,637,647                      6.36%
         2004                        784,974                      6.94%
         2005                        619,967                      6.94%
         2006 & thereafter         9,798,331                      5.93%
                                 -----------
         Total                   $22,169,773
                                 ===========

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 9 - INCOME TAXES

Income tax expense was as follows:

                                                      2000                 1999
                                                      ----                 ----

Current ..............................         $ 1,650,300          $ 1,463,601
Deferred .............................             (60,000)            (173,000)
                                               -----------          -----------
Total Income Tax Expense .............         $ 1,590,300          $ 1,290,601
                                               ===========          ===========

The income tax benefit from the exercise of non-qualified stock options was recognized for financial reporting purposes by crediting additional paid-in capital for $122,646 in 2000 and $126,500 in 1999.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                           2000             1999
                                                           ----             ----

Tax Expense at Statutory Rate of 34% .........       $1,564,012       $1,254,228
         Increase in Taxes Resulting from
            Nondeductible Expenses ...........           26,288           36,373
                                                     ----------       ----------
                Income Tax Expense ...........       $1,590,300       $1,290,601
                                                     ==========       ==========

Deferred tax assets and liabilities at year-end were as follows:

                                                         2000              1999
                                                         ----              ----
Deferred Tax Assets
         Allowance for Loan Losses .........      $   909,000       $   856,000
         Deferred Compensation Expense .....          143,000           120,000
         Deferred Loan Origination Fees ....            8,000            11,000
         Other .............................           11,000            11,000
                                                  -----------       -----------
                Total ......................        1,071,000           998,000

Deferred Tax Liabilities
         Nontaxable Stock Dividend .........         (160,000)         (128,000)
         Accumulated Depreciation ..........          (34,000)          (32,000)
         Other .............................          (57,000)          (58,000)
                                                  -----------       -----------
                Total ......................         (251,000)         (218,000)
                                                  -----------       -----------
                Total, Net .................      $   820,000       $   780,000
                                                  ===========       ===========

There was no deferred tax asset valuation allowance at December 31, 2000 or 1999.


NOTE 10 - COMMON STOCK WARRANTS

In connection with the initial stock offering in 1991, warrants were issued to all shareholders. Each warrant was freely transferable and entitled the holder to purchase a share of common stock at $5.68 per share. The warrants expired on October 11, 2000. At December 31, 1999, 33,710 warrants were issued and outstanding. In 2000 and 1999, 33,702 and 25,810 warrants were exercised.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 11 - STOCK OPTION PLANS

CNBC's 1996 and 1999 Stock Option plans provide non-qualified and incentive stock options to reward employees and directors and to provide them with an additional equity interest in CNBC. Options granted prior to 1996 have a 20 year expiration and were 100 percent vested on the grant date. Options granted in 1996 and later were issued with a 10 year expiration with vesting occurring over either a 3 or 5 year period, depending on the employee's years of service. At December 31, 2000 and 1999, 18,778 and 27,389 shares were authorized for future grants. Information about option grants follows.

                                                        Number          Weighted-average
                                                    of Options            Exercise Price

Outstanding, Beginning of 1999 ..............           162,830           $    9.37
Granted .....................................             8,713               31.56
Exercised ...................................           (15,750)               8.51
Forfeited ...................................            (2,772)              22.59
                                                        -------
Outstanding, End of 1999 ....................           153,021               10.51
Granted .....................................            11,510               29.30
Exercised ...................................           (15,774)               7.21
Forfeited ...................................            (2,899)              27.43
                                                        -------
Outstanding, End of 2000 ....................           145,858               12.01
                                                        =======

Options exercisable totaled 126,525 and 137,075 at December 31, 2000 and 1999 at weighted average exercise prices of $9.42 and $8.54, respectively.

The following pro forma information presents net income and earnings per share considering the effect of Statement of Financial Accounting Standards No. 123's fair value method to measure compensation cost for stock option plans. No compensation cost was recognized for stock option plans for 2000 or 1999.

                                                    2000              1999
                                                    ----              ----

Net Income as Reported                        $3,009,735        $2,398,305
Pro Forma Net Income                          $2,974,534        $2,370,396

Basic Earnings per Share as Reported          $     2.25        $     1.93
Pro Forma Basic Earnings Per Share            $     2.22        $     1.90

Diluted Earnings per Share as Reported        $     2.12        $     1.76
Pro Forma Diluted Earnings per Share          $     2.10        $     1.74

All options are granted at the market price of the stock on the date of grant. For options granted during 2000 and 1999, the weighted-average fair values at grant date were calculated to be $9.16 and $11.93.

The fair value of options granted during 2000 and 1999 is estimated using the following weighted-average information: risk-free interest rate of 5.25% and 6.04%, expected life of 10 years, 17.04% and 17.20% volatility of stock price and an expected dividend yield of 1.66% and 1.23%.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 11 - STOCK OPTION PLANS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2000:

                             Weighted-Average
   Range of                      Remaining    Weighted-Average
Exercise Prices   Outstanding Contractual Life Exercise Price Exercisable
---------------   ----------- ---------------- -------------- -----------

$ 5.68 - $ 7.27      59,700       11.6 Years       $ 6.92      59,700
$ 8.18 - $10.75      49,800       13.6 Years       $ 8.66      49,800
$15.38 - $20.00      14,049        6.4 Years       $17.19      12,625
$27.50 - $29.50      15,256        9.3 Years       $28.75       2,772
$30.50 - $32.50       7,053        9.0 Years       $32.25       1,628


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

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows:

                                                        2000             1999
                                                        ----             ----

Approved, Unadvanced Lines of Credit.........   $ 40,587,000      $33,753,000
Unadvanced Draw Notes........................     13,572,000        4,689,000
New Loan Commitments:
         Secured by Real Estate..............     14,129,000       12,719,000
         Other...............................      5,825,000        6,029,000
Letters of Credit............................      3,684,000        1,939,000
Available Lines for Credit Cards.............      2,037,000        1,537,000

At year-end 2000 and 1999, and included above, commitments to make fixed-rate loans at current market rates totaled $820,000 and $1,165,000, with rates ranging from 8.50% to 10.00% and 8.00% to 9.00%, respectively. Also included above are $4,404,000 and $7,236,000 of five-year adjustable rate loans with starting rates ranging from 8.00 to 9.50% and 7.25% to 8.75%, respectively.

Employment agreements exist for certain officers of CNBC, Commerce National and CRS, Inc. The agreements provide for a term of employment for up to ten years and a salary and performance review not less often than annually, as well as inclusion of the employee in any formally established employee benefit plan for which such personnel are eligible. The employment agreements also contain certain provisions with respect to a change in control.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments and the related carrying values were as follows at year-end.


                                                            2000                      1999
                                                            ----                      ----
                                                  Carrying         Fair     Carrying         Fair
                                                     Value        Value        Value        Value
                                                     -----        -----        -----        -----
Financial Assets                                                   (In Thousands)

Cash and Cash Equivalents...................     $  34,140    $  34,140    $  11,817    $  11,817
Securities Available for Sale...............         7,100        7,100       11,010       11,010
Loans, Net of Allowance for Loan Losses.....       217,436      214,887      175,670      173,524
Accrued Interest Receivable.................         1,230        1,230          998          998

Financial Liabilities

Demand and Savings Deposits.................   $  (116,538) $  (116,538)  $  (97,404)  $  (97,404)
Time Deposits...............................      (102,337)    (102,978)     (71,663)     (71,072)
Borrowings..................................       (22,170)     (21,746)     (13,573)     (12,693)
Accrued Interest Payable....................          (434)        (434)        (321)        (321)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Carrying value is considered to approximate fair value for accrued interest receivable, for deposit liabilities subject to immediate withdrawal, and for accrued interest payable. The fair values of loans, time deposits, and borrowings are approximated by calculating the sum of the carrying value for amounts that contractually reprice at intervals less than six months and the present value of cash flows using an estimated market discount interest rate for amounts that reprice less frequently than every six months. The fair value of off-balance-sheet items is based on the current fees or costs that would be charged to enter into or terminate such arrangements. These amounts are not material at December 31, 2000 or 1999.

While these estimates are based on management's judgment of the appropriate evaluation factors, there is no assurance that were such items liquidated the estimated fair values would necessarily have been realized. The estimated fair values should not be considered to apply at subsequent dates.


NOTE 14 - REGULATORY MATTERS

Commerce National and CNBC are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five regulatory capital classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. These terms are not intended to represent overall financial condition. Commerce National met the requirements of a well capitalized institution as defined above, at December 31, 2000 and 1999. If Commerce National's capital classification were to change to adequately capitalized, it would need to obtain regulatory approval to continue to accept brokered deposits.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 14 - REGULATORY MATTERS (CONTINUED)

Actual and required capital amounts and ratios are presented below at year-end.

                                                                                                          To Be Well
                                                                                                       Capitalized Under
                                                                               For Capital             Prompt Corrective
                                                          Actual              Adequacy Purposes        Action Provisions
                                                          ------              -----------------        -----------------
                                                    Amount      Ratio         Amount       Ratio      Amount        Ratio
                                                    ------      -----         ------       -----      ------        -----

                                                                             (Dollars in Millions)
2000
Total Capital to Risk Weighted Assets
     CNBC...................................         $24.2      10.9%          $17.8        8.0%        $22.3       10.0%
     Commerce National......................         $25.1      11.3%          $17.8        8.0%        $22.2       10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC...................................         $21.5       9.6%           $8.9        4.0%        $13.4        6.0%
     Commerce National......................         $16.0       7.2%           $8.9        4.0%        $13.3        6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC...................................         $21.5       8.5%          $10.1        4.0%        $12.6        5.0%
     Commerce National......................         $16.0       6.4%          $10.0        4.0%        $12.5        5.0%

1999
Total Capital to Risk Weighted Assets
     CNBC...................................         $21.2      12.6%          $13.4        8.0%        $16.8       10.0%
     Commerce National......................         $22.2      13.3%          $13.4        8.0%        $16.8       10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC...................................         $19.1      11.4%           $6.7        4.0%        $10.1        6.0%
     Commerce National......................         $13.8       8.2%           $6.7        4.0%        $10.1        6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC...................................         $19.1       9.1%           $8.4        4.0%        $10.5        5.0%
     Commerce National......................         $13.8       6.6%           $8.4        4.0%        $10.5        5.0%

The Office of the Comptroller of the Currency ("OCC") must approve the declaration of any dividends for Commerce National in excess of available retained earnings and in excess of the sum of profits for the year combined with Commerce National's retained earnings from the two preceding years, less any required transfer to surplus. In addition, dividends may not reduce capital levels below the minimum regulatory requirements disclosed above. Under the most restrictive of these requirements, CNBC estimates retained earnings available for payment of dividends by Commerce National to CNBC approximates $2,700,000 in order to maintain the well capitalized status at year-end 2000.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The following are condensed parent company only financial statements for CNBC Bancorp.


CONDENSED BALANCE SHEETS
                                                                   2000             1999
                                                                   ----             ----
ASSETS
Cash and Cash Equivalents........................          $    507,820     $    830,457
Investment in Bank Subsidiary:
     Equity......................................            16,048,216       13,819,105
     Subordinated Notes..........................             6,300,000        6,300,000
Investment in Nonbank Subsidiary.................               105,708                -
Dividend Receivable from Bank Subsidiary.........               325,000          250,000
Loan Receivable From Nonbank Subsidiary..........                25,000                -
Other Assets.....................................               538,332          105,092
                                                           ------------     ------------

         Total Assets............................           $23,850,076      $21,304,654
                                                           ============     ============

LIABILITIES
Loan Payable.....................................          $  1,686,479     $  1,888,205
Other Liabilities................................               653,825          311,770
                                                           ------------     ------------

         Total Liabilities.......................             2,340,304        2,199,975

TOTAL SHAREHOLDERS' EQUITY.......................            21,509,772       19,104,679
                                                           ------------     ------------

         Total Liabilities and
         Shareholders' Equity....................           $23,850,076      $21,304,654
                                                           ============     ============




CONDENSED INCOME STATEMENTS

                                                                   2000             1999
                                                                   ----             ----
Income
     Dividends from Bank Subsidiary..............         $     675,000    $     250,000
     Interest Income.............................               451,854          401,761
     Other Income................................                 4,296           16,545
                                                           ------------     ------------
         Total Income............................             1,131,150          668,306
Expenses
     Interest Expense............................               134,889          148,892
     Other Expense...............................                43,384           82,509
                                                           ------------     ------------
         Total Expenses..........................               178,273          231,401
                                                           ------------     ------------
Income Before Income Taxes and Equity in
Undistributed Net Income of Subsidiaries.........               952,877          436,905
Income Tax Expense...............................                89,500           64,135
                                                           ------------     ------------
Income Before Equity in Undistributed Net
Income of Subsidiaries...........................               863,377          372,770
Undistributed Net Income of Subsidiaries.........             2,146,358        2,025,535
                                                           ------------     ------------
Net Income.......................................          $  3,009,735     $  2,398,305
                                                           ============     ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS


                                                              2000             1999
                                                              ----             ----

Cash Flows from Operating Activities
     Net Income ..................................     $ 3,009,735      $ 2,398,305
     Adjustments to Reconcile Net Income to
       Net Cash from Operating Activities
        Undistributed Net Income of Subsidiaries .      (2,146,358)      (2,025,535)
        Amortization .............................           6,400           26,567
        Change in Other Assets and Liabilities ...        (259,093)        (215,807)
                                                       -----------      -----------
         Net Cash from Operating Activities ......         610,684          183,530

Cash Flows from Investing Activities
     Purchase of Subordinated Notes ..............               -       (6,300,000)
     Investment in Bank Subsidiary ...............               -       (1,800,000)
     Purchase of CNBC Retirement Services, Inc. ..        (150,000)               -
     Repayment of Subordinated Notes .............               -        3,700,000
                                                       -----------      -----------
         Net Cash from Investing Activities ......        (150,000)      (4,400,000)

Cash Flows from Financing Activities
     Cash Dividends Paid to Shareholders .........        (585,566)        (449,078)
     Proceeds from Loan Payable ..................               -        1,000,000
     Repayment of Loans Payable ..................        (201,726)      (1,111,795)
     Proceeds from Stock Issuance ................         426,971        5,260,756
       Purchase of Treasury Shares ...............        (423,000)               -
                                                       -----------      -----------
         Net Cash from Financing Activities ......        (783,321)       4,699,883
                                                       -----------      -----------

Net Change in Cash and Cash Equivalents ..........        (322,637)         483,413

Cash and Cash Equivalents
     Beginning of Year ...........................         830,457          347,044
                                                       -----------      -----------
     End of Year .................................     $   507,820      $   830,457
                                                       ===========      ===========

Supplemental Noncash Disclosure:
     Stock Issued for Business Purchase ..........     $         -      $    32,000

                DIRECTORS AND EXECUTIVE OFFICERS OF CNBC BANCORP

The following information is furnished with respect to directors and executive officers of CNBC and Commerce National as of December 31, 2000. Unless noted otherwise, all serve as directors of both organizations.

DIRECTORS
---------

NAME                                   POSITION
----                                   --------

Thomas D. McAuliffe                    Chairman of the Board, President and
                                            Chief Executive Officer, Commerce National Bank
Loreto (Larry ) V. Canini              President, Canini and Pelecchia, Inc.
                                           (Residential construction and development company)
Mark S. Corna                          President, Corna/Kokosing Construction Company
                                           (Commercial construction company)
Jameson Crane, Jr.                     Vice President, Investments, Fairwood Investments Co.
                                           (Thermo plastic extrusions manufacturer)
Judith A. DeVillers                    Chief Executive Officer, EXCO Company
                                           (Site development and excavating contractor)
George A. Gummer                       Owner, G. A. Gummer & Assoc.
                                           (Investment advisory services)
William L. Hoy                         Chief Executive Officer, Columbus Sign Company
                                           (Sign manufacturing and design company)
Douglas W. James (1)                   Retired, Danka Industries
                                           (Business equipment sales company)
Donald R. Kenney                       Chairman, Triangle Real Estate Services, Inc.
                                           (Real estate development)
Samuel E. McDaniel                     President, McDaniel's Painting and Construction, Inc.
                                           (General contractor)
Kent K. Rinker (2)                     Investment Broker, Legg Mason Wood Walker, Inc.
                                           (Brokerage and investments)
John A. Romelfanger                    Chief Operating Officer and Chief Financial Officer,
                                           Commerce National Bank
Richard F. Ruhl                        Retired, Dick Ruhl Ford Sales, Inc.
                                           (Automotive sales)
David J. Ryan                          Retired, Rimrock Corporation
                                           (Industrial automation equipment manufacturer)
Peter C. Taub (1)                      President, Atlas Industrial Holdings, LLC
                                           (Industrial construction company)
John A. Tonti                          President, West Penn Foods, Inc.
                                           (Restaurant franchisee operating company)
Alan R. Weiler                         Chief Executive Officer, Archer-Meek-Weiler
                                           Agency, Inc.
                                           (Insurance agency)
Michael Wren                           Owner, Michael Wren and Associates
                                           (Engineering consulting firm)

(1) Serve as CNBC directors only.
(2) Serves only as a non-elected advisory director of CNBC.


EXECUTIVE OFFICERS

NAME                                   POSITION AT COMMERCE NATIONAL BANK
----                                   ----------------------------------
Thomas D. McAuliffe                    President and Chief Executive Officer
John A. Romelfanger                    Chief Operating Officer and Chief Financial Officer
Pamela S. Miller                       Controller and Loan Review Officer
Mark J. Sbrochi                        Chief Credit Officer

FORM 10-KSB

A COPY OF CNBC'S 2000 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE UPON WRITTEN REQUEST TO SHAREHOLDERS WITHOUT CHARGE. TO OBTAIN A COPY, DIRECT YOUR WRITTEN REQUEST TO JOHN A. ROMELFANGER, SECRETARY AND TREASURER, 100 E. WILSON BRIDGE RD., WORTHINGTON, OHIO 43085.