Form 10KSB40, Exhibit 13
period 2001-12-31
CNBC BANCORP /OH
filed 2002-03-22
CIK 1050078

                                                                      Exhibit 13


                                  CNBC BANCORP
                       2001 ANNUAL REPORT TO SHAREHOLDERS



                                      INDEX

                        CONSOLIDATED FINANCIAL STATEMENTS
                    AND MANAGEMENT'S DISCUSSION AND ANALYSIS



         Selected Financial Data....................................................    2

         Description of Business....................................................    3

         Average Balance Sheet and Rate Volume Analysis.............................    4

         Management's Discussion and Analysis of Financial Condition
                     and Results of Operations......................................    6

         Market for Common Equity and Related Shareholder Matters...................   12

         Report of Independent Auditors.............................................   13

         Consolidated Financial Statements..........................................   14

         Directors and Executive Officers of CNBC Bancorp...........................   35

                             SELECTED FINANCIAL DATA


                                                                                YEAR ENDED DECEMBER 31,

                                               2001           2000            1999            1998           1997
                                               ----           ----            ----            ----           ----
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED OPERATING DATA:

Interest income.......................   $    20,713     $    18,904     $    15,152     $    12,727     $     9,730
Interest expense......................         9,819           9,474           7,065           6,221           4,624
                                         -----------     -----------     -----------     -----------     -----------
Net interest income...................        10,894           9,430           8,087           6,506           5,106
Provision for loan losses.............          (660)           (412)           (509)           (480)           (386)
Noninterest income....................           798             542             361             248             189
Noninterest expenses..................        (5,918)         (4,960)         (4,250)         (3,481)         (2,769)
Income tax expense....................        (1,778)         (1,590)         (1,291)           (969)           (745)
                                         -----------     -----------     -----------     -----------     -----------
Net income............................   $     3,336     $     3,010     $     2,398     $     1,824     $     1,395
                                         ===========     ===========     ===========     ===========     ===========

SELECTED PER SHARE DATA: (1)

Basic earnings per common share.......   $      1.62     $      1.50     $      1.28     $      1.09     $       .87
Diluted earnings per common share.....   $      1.57     $      1.42     $      1.17     $       .99     $       .81
Dividends declared per common
     share............................   $       .36     $       .32     $       .27     $       .23     $       .17
Book value per share..................   $     11.51     $     10.54     $      9.62     $      7.15     $      6.29
Shares outstanding....................     2,022,135       2,040,087       1,986,798       1,675,458       1,667,670

SELECTED OPERATING RATIOS:

Return on average assets..............          1.22%           1.31%           1.21%           1.16%           1.20%
Return on average shareholders' equity         14.53%          14.70%          14.82%          16.12%          15.18%
Dividend payout (2)...................         22.93%          22.64%          22.73%          22.97%          20.66%
Average equity to average assets......          8.39%           8.92%           8.16%           7.20%           7.83%

SELECTED FINANCIAL CONDITION DATA:

Total assets..........................   $   296,184     $   263,900     $   202,928     $   175,113     $   139,325
Loans, net............................       244,801         217,436         175,670         148,881         117,078
Securities available-for-sale.........         7,336           7,100          11,010           5,218           4,051
Deposits..............................       243,158         218,875         169,068         151,480         119,105
Borrowed funds........................        27,922          22,170          13,573          10,685           8,860
Shareholders' equity..................        23,284          21,510          19,105          11,972          10,482


(1) As adjusted for stock splits and dividends
(2) Dividends per share divided by diluted earnings per share

                             DESCRIPTION OF BUSINESS

CNBC Bancorp ("CNBC") was incorporated in Ohio on August 23, 1996. CNBC was formed for the purpose of reorganizing Commerce National Bank ("Commerce National"), a national bank established in 1991, to become its wholly-owned subsidiary and for CNBC to become a bank holding company under the Bank Holding Company Act of 1956, as amended. This reorganization was completed effective November 30, 1996. Effective in April 2000, CNBC became a financial holding company, as defined by the Gramm-Leach-Bliley Act. As a financial holding company, CNBC has the ability to expand the types of businesses it or its wholly-owned subsidiaries can engage in. As a condition of CNBC continuing to qualify as a financial holding company, Commerce National must remain a "well capitalized" bank and continue to achieve at least a satisfactory Community Reinvestment Act rating. Effective June 1, 2000, CNBC acquired The Puppel Companies, and formed CNBC Retirement Services, Inc. ("CRS, Inc."), a wholly-owned subsidiary of CNBC. Effective February 2001, CNBC formed CNBC Statutory Trust I, a special purpose subsidiary formed to complete the issuance of trust preferred securities. Services provided by CRS, Inc. include investment, administration and accounting services to business retirement plans and individuals.

Substantially all of CNBC's consolidated revenues and net income of CNBC are generated by the business activities of Commerce National. Commerce National is a full service national bank, primarily serving small- to medium-sized businesses located in the Columbus, Ohio metropolitan area. Commerce National has experienced steady growth in asset size, number of customers served and net income over the past five years.

Banking deposit products offered by Commerce National include checking accounts, NOW accounts, savings accounts and certificates of deposit for both businesses and individuals. Loan products include residential and commercial real estate loans, business lines of credit, business term loans and consumer home equity lines of credit. Commerce National participates in many government sponsored lending programs including the Small Business Administration and Columbus Countywide Development Corporation. Commerce National also offers business and consumer credit cards and business credit card processing services.

Commerce National's banking services include providing courier pickup of banking transactions, daily processing of deposit transactions through its wholesale lockbox department, telephone banking, PC banking, wire transfers and direct deposit payroll and electronic tax payments. Commerce National began offering Internet banking services to its existing customers in early 2001.

The market served by Commerce National is dominated by four large national bank holding companies which control over 75% of the deposits in the Columbus, Ohio metropolitan area. Total banking deposits approximate $23 billion, with Commerce National holding about a 1% market share. While its larger competitors have a significant influence on the pricing of loans and deposits, Commerce National believes that its history of delivering high quality service is its primary competitive advantage in obtaining new customers and retaining existing customers.

CNBC is a bank holding company and financial holding company subject to the supervision of and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). CNBC is required to file periodic reports with the Federal Reserve.

Commerce National is a nationally chartered bank and is subject to the direct supervision and regulation and is regularly examined by the Office of the Comptroller of the Currency. Additionally, Commerce National is a member of the Federal Reserve System and its deposits are insured by the FDIC to applicable limits.

Commerce National's only office is located at 100 East Wilson Bridge Road, Worthington, Ohio, which is located directly north of Columbus near the intersection of Rt. 23 and I-270. Commerce National and CRS, Inc. utilize approximately 22,000 square feet of this facility, which CNBC owns, with the remaining 2,500 square feet leased to an unrelated business.

  DISTRIBUTION OF BALANCE SHEET ITEMS; INTEREST RATES AND INTEREST DIFFERENTIAL

The following tables set forth certain information relating to CNBC's average balance sheets and the statements of income for the years ended December 31, 2001, 2000, and 1999, and reflect the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

                                                                 For the Year Ended December 31,
                                ---------------------------------------------------------------------------------------------------
                                             2001                             2000                               1999
                                ------------------------------   -------------------------------    -------------------------------
                                 Average    Average   Average    Average                 Average     Average              Average
                                 Balance   Interest  Yield/Cost  Balance    Interest   Yield/Cost    Balance   Interest  Yield/Cost
                                 -------   --------  ----------  -------    --------   ----------    -------   --------  ----------
                                                                      (dollars in thousands)
ASSETS:
Interest-earning assets:
  Money market funds,
    federal funds sold
    and interest-earning
    deposits ..................   $20,820    $ 771       3.70%    $14,251       $ 865       6.07%    $16,451      $ 805     4.89%
Securities available
for sale, net (2) .............     7,665      434       5.69       8,549         558       6.51       7,689        426     5.53
Loans, net (1) ................   233,965   19,508       8.34     196,482      17,481       8.90     165,444     13,921     8.41
                                 --------   ------       ----     -------     -------       ----     --------    -------    -----
        Total interest-earning
          assets ..............   262,450   20,713       7.89     219,282      18,904       8.62     189,584     15,152     7.99


Noninterest-earning
  assets ......................    11,373                          10,149                              8,779
                                 --------                        --------                           --------

Total assets ..................  $273,823                        $229,431                           $198,363
                                 ========                        ========                           ========

LIABILITIES AND
SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:

     NOW deposits ............   $ 13,355      152       1.14    $ 10,997         204       1.86    $ 10,365        148     1.43

     Savings deposits ........     76,210    2,206       2.89      69,755       3,245       4.65      68,076      2,530     3.72

     Certificates of deposit .    105,010    5,779       5.50      84,189       5,026       5.97      65,725      3,558     5.41
                                 --------   ------       ----     -------      ------       ----     -------     ------     ----



        Total deposits .......    194,575    8,137       4.18     164,941       8,475       5.14     144,166      6,236     4.33

Trust Preferred Securities ...      3,428      349      10.18           -           -          -           -          -        -

Borrowed Funds ...............     22,216    1,333       6.00      16,634         999       6.01      13,868        829     5.98
                                 --------   ------       ----     -------      ------       ----     -------     ------     ----
        Total interest-bearing
          liabilities ........    220,219    9,819       4.46     181,575       9,474       5.22     158,034      7,065     4.47
                                            ------       ----                  ------       ----                 ------     ----

Noninterest-bearing
   liabilities ...............     30,643                          27,384                             24,150
                                  -------                        --------                            -------
Total liabilities ............    250,862                         208,959                            182,184

Shareholders' equity .........     22,961                          20,472                             16,179
                                  -------                         -------                             -------
Total liabilities
and shareholders'
equity .......................   $273,823                        $229,431                           $198,363
                                 ========                        ========                           ========

Net interest income/interest
   rate spread (3) ............            $10,894       3.43%                 $9,430       3.40%                $8,087     3.52%
                                            ======       ====                  ======       ====                 ======     ====

Net interest margin (4) .......                          4.15%                              4.30%                           4.27%
                                                         ====                               ====                            ====
Ratio of interest-earning
  assets to interest-bearing
  liabilities ..................                        119.2%                             120.8%                          120.0%
                                                        =====                              =====                           =====

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


                                                               YEAR ENDED                       YEAR ENDED
                                                            DECEMBER 31, 2001                DECEMBER 31, 2000
                                                              COMPARED TO                       COMPARED TO
                                                               YEAR ENDED                       YEAR ENDED
                                                            DECEMBER 31, 2000                DECEMBER 31, 1999
                                                           -------------------              -------------------
                                                           INCREASE/(DECREASE)              INCREASE/(DECREASE)
                                                                DUE TO                           DUE TO
                                                      ------------------------          -----------------------
                                                      VOLUME     RATE      NET          VOLUME    RATE     NET
                                                      ------     ----      ---          ------    ----     ---
                                                                         (DOLLARS IN THOUSANDS)

INTEREST-EARNING ASSETS:
  Money market funds, federal funds
        sold and interest-earning deposits........  $    314   $   (408)    $   (94)     $ (117)    $  177    $   60
  Securities available for sale, net..............       (54)       (70)       (124)         51         81       132
  Loans receivable, net(1)........................     3,177     (1,150)      2,027       2,726        834     3,560
                                                    --------   --------     -------      ------     ------    ------

        Total interest-earning assets.............     3,437     (1,628)      1,809       2,660      1,092     3,752

INTEREST-BEARING LIABILITIES:
   Deposits:
   NOW deposits...................................        38        (90)        (52)          9         47        56
   Savings deposits...............................       278     (1,317)     (1,039)         64        651       715
   Certificates of deposit........................     1,169       (416)        753       1,075        393     1,468
                                                     -------    -------     -------      ------    ------    -------

      Total deposits..............................     1,485     (1,823)       (338)      1,148      1,091     2,239
   Trust Preferred Securities.....................       349        --          349          --         --        --
   Borrowed funds.................................       335         (1)        334         166          4       170
                                                     -------    -------    --------      ------     ------     -----
        liabilities...............................     2,169     (1,824)        345       1,314      1,095     2,409
                                                     -------    -------    --------      ------     ------    ------



Net Interest Income...............................   $ 1,268    $   196     $ 1,464     $ 1,346    $    (3)   $1,343
                                                      =======  ========    ========    ========     ======  ========

----------------------------------------------------------------------------------------------------------------------

(1)  Amount is net of deferred loan fees and includes nonperforming loans.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION


The following discussion presents an analysis of CNBC's financial condition and results of operations as of and for the year ended December 31, 2001 compared to December 31, 2000. This discussion is designed to provide the reader with a more comprehensive review of the operating results and financial position than could be obtained from reading the financial statements alone. This analysis should be read in conjunction with the financial statements and related footnotes and the selected financial data included elsewhere in this document.

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


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND DECEMBER 31, 2000

Total assets increased $32 million, or 12.2%, to $296 million at December 31, 2001. The two largest components of this increase were an increase in cash and cash equivalents of $5 million and an increase of $27 million in net loans outstanding.

The increase in cash and cash equivalents at December 31, 2001 was due to increased liquidity from strong deposit growth at the end of the year. The average growth in interest-bearing liabilities also exceeded average loan growth by approximately 2.2% in 2001 over 2000. The cash and cash equivalents balance is consistent with historical levels at 13.1% and 12.9% of total assets at December 31, 2001 and 2000.

The $27 million increase in net loans outstanding was comprised primarily of an $11 million increase in commercial investment and owner-occupied real estate loans and an $11 million increase in investment residential and multi-family real estate loans. With the historic low rate environment that occurred during 2001, the local investment real estate market for refinancing and purchases remained strong. The increase in net loans outstanding in 2001 was down from the $42 million increase that occurred in 2000. However, the percentage increase in average loans outstanding was greater in 2001, at 19.1%, than in 2000, at 18.8%, due to strong growth in the fourth quarter of 2000. Management believes opportunities are good for continued growth due to CNBC's small business focus, commitment to service, and a diversified local economy. This growth, however, may be at a slower pace due to the current recessionary environment.

At December 31, 2001, the allowance for loan losses was $3.3 million, or 1.33% of total loans outstanding, compared to an allowance at December 31, 2000 of $2.8 million, or 1.25% of total loans outstanding. This increase in the allowance was due to the growth in the loan portfolio from year-end December 31, 2000 to 2001 and the current economic recessionary environment. CNBC maintains an allowance for loan losses at a level adequate to absorb management's estimate of probable losses inherent in the loan portfolio. Management performs an analysis of the loan portfolio on a quarterly basis to assess the adequacy of the allowance for loan losses. The allowance balance and the provision charged to expense are determined by management based upon past loan loss experience, economic conditions, and various other circumstances that are subject to change over time. The analysis also takes into account the fact that CNBC's average loan size and level of large aggregate borrowing relationships is much higher than other similarly sized financial companies due to CNBC's small business focus. The collectibility of certain specific loans is evaluated based upon factors including the financial position of the borrower, the estimated market value of the collateral at the current time of evaluation, the existence of guarantees, and CNBC's collateral position versus other creditors. Historical loss information of CNBC and its peer banks and local economic conditions are considered in establishing allowances on the remaining its peer banks and local economic conditions are considered in establishing allowances on the remaining portfolio. The allowance is reduced by charging off loans deemed uncollectible by management and increased by provisions charged to expense and recoveries of previous charge-offs. Collection efforts continue for loans which have been charged-off. Net charge-offs for the past two years were $124,666, or .05%, of loans for December 31, 2001, compared to $202,050, or .09%, for December 31, 2000. While management of CNBC places a strong emphasis on loan underwriting and loan review procedures and CNBC has, to date, experienced low levels of loan charge-offs, management has continued to increase the balance in its allowance for loan losses due to its loan growth.

The primary funding source for the asset growth during 2001 was a $24 million increase in deposit accounts. Savings and interest-bearing demand balances grew $11 million as a result of Commerce National's small business focus and available cash management products for its customers. As interest rates decreased during 2001, some customers transferred deposit balances from certificates of deposit to savings in order to enhance their liquidity. As a result, Commerce National's local customer base of certificates of deposit decreased $6 million. Certificates of deposit grew $9 million, however, due to $15 million of growth that was achieved through solicitation of deposits on the national rate-listing network to which Commerce National subscribes. These out-of-area deposits are utilized to support CNBC's growth and are generally offered at similar rates paid on new certificates of deposit issued to local customers with balances greater than $100,000 and terms generally ranging from 12 months to 4 years.

In February 2001, CNBC participated in a pooled transaction involving the issuance of Trust Preferred Securities. These securities carry a tax-deductible interest rate of 10.2% and qualify for inclusion in Tier 1 capital. A total of $4 million in securities was issued, resulting in $3.85 million in net proceeds to CNBC. CNBC immediately contributed $2.0 million of the proceeds to Commerce National through the purchase of subordinated debentures. Remaining proceeds were used to repay CNBC debt from another financial institution and to purchase CNBC stock in accordance with a stock repurchase program, which was approved by CNBC's directors in January, 2001. The repurchase of up to 75,000 shares was approved under the plan, with 62,894 shares being repurchased throughout the year at a cost of $1,359,000.


RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001, COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Net income for the year ended December 31, 2001 was $3,335,816, a 10.8% increase over the $3,009,735 reported in 2000. The increase in net income was driven by a $1,464,000 increase in net interest income and a $255,000 increase in noninterest income, offset by a $958,000 increase in noninterest expenses, a $248,000 increase in provision for loan losses and a $187,000 increase in federal income tax expense.

The 15.5% increase in net interest income was primarily the result of an increase in average loans outstanding of 19.1% for 2001, compared to an increase in average interest-bearing deposits of 18.0%. Loan growth was most significant in the commercial real estate and residential investment and multi-family investment loan categories. Management attributes loan growth to a number of factors, including Commerce National's small business focus and personal service, a relatively strong local economy, and the historic low interest rates of 2001. The net interest spread improved slightly from 3.40% in 2000 to 3.43% in 2001 as the yield on earning assets declined at a slightly slower pace than funding costs as interest rates declined during the year. Total interest income for 2001 increased 9.6% over 2000, compared to a 3.6% increase for the same period in interest expense. The net interest margin was 4.15% for 2001, compared with 4.30% for the previous year. The margin decline in 2001 was the result of several factors, including a decrease in the percent of average loans to average earning assets for 2001 compared to 2000, a higher percentage in 2001 compared to 2000 of CNBC's funding sources in certificates of deposit and borrowings, which carry higher interest rates, greater reliance on certificates of deposit generated through a national rate listing network, and the issuance of $4 million in trust preferred securities in February of 2001. Total average earning assets as a percentage of total assets improved from 95.6% in 2000 to 95.9% in 2001.

Noninterest income for the year ended December 31, 2001 increased $255,000, or 47.13%, over 2000. This increase was the result of a $63,000 increase in service charges on deposits, mainly as a result of declining earnings credit throughout the year, a $26,000 increase in fees on credit cards and merchant processing due to growth in the number of accounts and volume of transactions processed, an increase in money fund service fees of $45,000 due to an increase in average balances maintained and an increase of $116,000 in fee income from CRS, Inc. Effective June 1, 2000, CNBC acquired The Puppel Companies, (renamed CNBC Retirement Services, Inc.) which is a wholly-owned subsidiary of CNBC. In 2001, CNBC received twelve months of fee income from CRS, Inc., versus seven months in 2000. In 2001, there were also gains of $18,000 due to calls of available for sale investment securities.

Noninterest expense increased $958,000, or 19.3%, in 2001 over 2000. Increases in salaries and benefits of $602,000 accounted for 62.8% of the total increase in operating expenses and was an 18.8% increase over 2000. In addition to normal salary increases and staff additions to support CNBC's growth, the acquisition of CRS, Inc. in June 2000 added four additional employees. Thus, 2001 contained a full year of salary expense for these employees while 2000 was only a partial year. CNBC's full time equivalent employees increased from 62 at December 31, 2000 to 69 at December 31, 2001.

Occupancy expense increased $39,000, or 10.8%, in 2001 due to a drop in rent income received from leasing a portion of Commerce National's main office facility during the first half of 2000. CNBC now occupies approximately 90% of its office building.

Professional services increased $45,000, or 23.2%, in 2001 due to investment service fees paid by CRS, Inc. for the entire year in 2001 versus seven months in 2000 and increased legal fees. The increase in legal fees was mainly the result of fees related to loan collections and consultation related to general corporate matters.

State franchise taxes increased $45,000, or 26.5%, in 2001 due to the increase in undistributed earnings of Commerce National.

The $209,000, or 24.0%, increase in other expenses in 2001 was widespread among various items, including increases in expenditures on employee education and training costs and customer check fraud losses. The remaining increases in expenses were due to Commerce National's continued growth. CNBC's efficiency ratio, computed by dividing noninterest expenses by net interest income plus noninterest income, was 50.6% for 2001 as compared to 49.7% for 2000.

Federal income tax expense was up $187,000, or 11.8%, for the year ended December 31, 2001. The increase in federal income tax expense was the result of CNBC's increased profitability. The effective tax rate increased slightly from 34.6% for 2000 to 34.8% for 2001.


LIQUIDITY

CNBC's objective in managing liquidity is to maintain the ability to continue to meet the cash flow needs of its customers, such as new loans or deposit withdrawals, as well as its own financial commitments. The principal sources of liquidity are new deposit accounts, loan principal payments, money market mutual funds, securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, CNBC has additional sources of liquidity available to ensure that adequate funds are available as needed which include, but are not limited to, the sale of loan participations to other financial institutions, the purchase of federal funds and borrowing from the Federal Home Loan Bank and Federal Reserve Bank. Management believes that it has the capital adequacy, profitability and reputation to meet its current and foreseeable liquidity needs.

The two primary liquidity needs of Commerce National are funding loans and net withdrawals from deposit accounts. Net increases in loans totaled $27.4 million and $41.8 million in 2001 and 2000, respectively. These loan growth totals represented 97% and 109%, respectively, of net cash flows used in investing activities. Loans are primarily funded through deposit growth, supplemented by long-term borrowings. While loan growth from year-end to year-end can fluctuate, average loans outstanding to average assets has remained fairly stable, ranging from 83% to 86% during the last five years. Commerce National's commitments, as further detailed in Note 13 to the financial statements, are primarily commitments to fund loans. Monthly new loan commitments for 2001 totaled between $13 million and $23 million. Net loans grew by a smaller amount due to normal principal repayments and unscheduled loan payoffs. Although Commerce National has approved but not yet advanced lines of credit aggregating $54,389,000, management does not believe this to be a significant liquidity risk. Management has tracked the utilization percentage on its lines of credit which have ranged between 36% and 46% of the total committed lines. At December 31, 2001 and 2000, utilization was 38% and 46%, respectively. The reduction in utilization in 2001 is believed to be the result of a slowdown in the economy and customers' ability to fund reduced operations internally.

Listed below is a summary of the primary net cash flows from financing activities which have funded loan growth. Deposits are broken down between those generated from Commerce National's customers located in its primary market area ("Primary") and those generated through the national rate listing network ("Brokered").


                                                                     2001             2000
                                                                 ------------    ------------
                Deposits, Primary.............................   $  8,872,000    $ 39,346,000
                Deposits, Brokered............................     15,411,000      10,460,000
                Net Borrowings................................      1,752,000       8,597,000
                Proceeds from Issuance of Trust
                    Preferred Securities......................      3,873,000              --
                Proceeds from Common Stock
                    Issuance..................................        514,000         427,000
                Purchase of Treasury Stock....................     (1,359,000)       (423,000)
                Dividends Paid................................       (699,000)       (585,000)
                                                                 ------------    ------------

                Total Funds Provided..........................   $ 28,364,000    $ 57,822,000
                                                                 ============    ============


Although Commerce National has experienced net deposit growth since its inception, deposit balances fluctuate during the month and seasonally in the first quarter of the year. At December 31, 2001, Commerce National had $68 million in available short-term funding sources to mitigate any risks from changes in deposit account balances, which represented 51% of checking and savings deposits which can be immediately withdrawn. These sources are detailed as follows:

             Cash and short-term investments                  $30,229,000
             Unused borrowing capacity with the
                 Federal Home Loan Bank                        26,930,000
             Federal funds lines of credit with other banks     8,400,000
             Unpledged investment securities                    2,008,000
                                                              -----------
             Total                                            $67,567,000
                                                              ===========

Commerce National also has collateral pledged to the Federal Reserve Bank that would allow borrowings at the discount window of $51,587,000. No borrowings were outstanding at December 31, 2001. Commerce National has never had any outstanding discount window borrowings from the Federal Reserve.

Additionally, Commerce National could accept approximately $20 million in additional brokered certificates of deposit before it would reach its internally set maximum of 30% of total deposits and borrowings.


MANAGEMENT OF INTEREST RATE RISK

The principal objective of Commerce National's asset/liability management ("A/L Mgt") is to provide for a stable net interest margin which is the primary component of Commerce National's revenues. The objective of A/L Mgt is to monitor the amount of assets with variable and fixed rates and fund them with similar liabilities. This process affects loan pricing and prepayment decisions as well as deposit and borrowing interest rates. Guidelines for A/L Mgt have been established by the Funds Management Committee of the Board of Directors and a review is completed on a quarterly basis.

The following gap table summarizes Commerce National's dollar amount of interest-earning assets and interest-bearing liabilities, in thousands, which either mature or have an interest rate which will adjust within the timeframes noted. At December 31, 2001, total interest-earning assets exceeded interest-bearing liabilities by $43.3 million. These assets are funded by noninterest-bearing checking account balances and Commerce National's capital.


                                WITHIN           91 DAYS      OVER 1 YEAR    OVER 3 YEARS
CATEGORY                        90 DAYS         TO 1 YEAR     TO 3 YEARS      TO 5 YEARS      OVER 5 YEARS
--------                       ---------       ----------     ----------     ------------     ------------
Interest-Earning Assets
Loans........................  $  79,098       $  46,787      $  68,998      $  46,566        $   6,647
Investments..................     31,834             758          3,054            990              331
                               ---------       ---------      ---------      ---------        ---------
Totals.......................  $ 110,932       $  47,545      $  72,052      $  47,556        $   6,978

Interest-bearing Liabilities
Deposits.....................  $ 135,799       $  33,188      $  36,429      $   7,082        $       0
Borrowings...................         72           3,216          8,576          1,577           15,861
                               ---------       ---------      ---------      ---------        ---------
Total........................  $ 135,871       $  36,404      $  45,005      $   8,659        $  15,861
                               ---------       ---------      ---------      ---------        ---------
Net Position.................  $ (24,939)      $  11,141      $  27,047      $  38,897        $  (8,883)
                               =========       =========      =========      =========        =========


At December 31, 2001, 85% of Commerce National's loans had interest rates that will contractually adjust at least once within a five-year time period. Approximately 53% of these variable rate loans will re-price within one year or less. Variable rate loans primarily use prime rate, U.S. Treasury rates or FHLB advance rates as the index which dictates changes in the loan interest rate. Deposits and borrowings interest rates are primarily influenced by changes in U.S. Treasury rates and U.S. Government agency rates.

Commerce National uses an interest rate risk projection model which calculates the potential change in its net interest income over the succeeding one-year period which would result from an instantaneous and sustained interest rate change of plus or minus 1.00% and 2.00%. Different assumptions are made regarding anticipated loan prepayments depending on the direction and magnitude of the interest rate change. At December 31, 2001, management's projection model estimated that Commerce National's net interest income over the succeeding one-year period would be affected as follows:


                                                                         POTENTIAL CHANGE IN
                                                                  BUDGETED NET INTEREST INCOME
                                                                         (IN THOUSANDS)
         CHANGES IN INTEREST RATES                             DOLLAR CHANGE         PERCENTAGE CHANGE
         -------------------------                             -------------         -----------------
         Up 2.00%                                                 $(265)                  (2.56)%
         Up 1.00%                                                 $(129)                  (1.25)%
         Down 1.00%                                               $  94                    0.90%
         Down 2.00%                                               $  59                    0.57%


CAPITAL RESOURCES

CNBC and Commerce National are both subject to regulatory capital requirements. These requirements measure capital levels utilizing three different calculations. Based on these calculations, CNBC and Commerce National are assigned to a capital category which, among other things, dictates certain business practices of the organization, the level of Commerce National's FDIC insurance premiums and the process that is followed in obtaining regulatory approvals necessary for branch applications, mergers and similar transactions. CNBC's capital requirements are measured on a combined basis with Commerce National, using consolidated totals. Commerce National is measured independently. As of December 31, 2001, both CNBC and Commerce National were classified in the "well capitalized" category. It is management's policy to manage the growth of Commerce National and provide for the appropriate capital resources that will result in Commerce National maintaining its classification as a "well capitalized" institution. Similarly, it is management's policy to maintain the classification of CNBC as either "adequately capitalized" or "well capitalized." For further information on capital requirements, see Note 15 to the Consolidated Financial Statements.

CNBC received additional capital of $512,000 in 2001 and $425,000 in 2000 from the exercise of stock options and warrants.

In 2000 and 2001, CNBC approved common stock repurchase programs. Stock repurchased pursuant to these programs may be used for general corporate purposes and may be reissued from time to time. The shares will be purchased from time to time in the open market or through private transactions at market price. CNBC repurchased 62,894 shares in 2001 and 14,000 shares in 2000 under this authorization.

In February 2001, CNBC issued $4.0 million of Obligated Mandatorily Redeemable Capital Securities through a special purpose subsidiary in a private offering. These securities are included in CNBC Bancorp's Tier 1 regulatory capital calculation; however, the interest paid is deductible for tax purposes. CNBC contributed $2.0 million of the net proceeds into Commerce National through the purchase of subordinated debentures.

On April 24, 2001, CNBC's shareholders approved an increase in its authorized shares from two million to three million, which provided the necessary shares for its Board of Directors to approve a three-for-two stock split effected in the form of a 50% stock dividend paid on May 10, 2001. All shares and per share amounts have been restated to reflect the three-for-two stock split.

In September 2001, Commerce National paid-off $2.9 million of Subordinated Notes held by CNBC. CNBC then injected $2.0 million of the proceeds into Commerce National as capital and used the remaining proceeds to pay-off borrowings from another financial institution. This capital injection effectively increased Tier One capital of Commerce National by $2.0 million, and decreased its total capital by $900,000.


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


NEW ACCOUNTING PRONOUNCEMENTS

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value as of date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not materially impact CNBC's financial statements.

      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of CNBC began trading in July 2001 on the NASDAQ SmallCap market under the symbol CNBD. Prior to this date, the stock was listed on the Over-The-Counter Bulletin Board (OTCBB). Prior to trading on the NASDAQ SmallCap market, three brokers offered a bid price for CNBC's stock: Stifel, Nicolaus & Company, Sweney Cartwright & Co. and Monroe Securities.

Information below for 2001 is the range of high and low stock prices.

Information below for 2000 is the range of high and low transaction prices as reported by Sweney, Cartwright & Co.. These transactions are without retail mark-up, mark-down or commission. Actual volume reported by Sweney, Cartwright & Co. was 26,871 in 2000.

                                         2001                       2000
                                         ----                       ----

                  1st  Qtr.         $17.50 to $20.17          $19.50 to $22.00
                  2nd Qtr.          $18.00 to $22.00          $19.67 to $20.67
                  3rd Qtr.          $18.75 to $20.85          $20.00 to $22.00
                  4th Qtr.          $18.00 to $21.00          $18.83 to $20.83


For 2000, management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported.

CNBC has 3,000,000 authorized and 2,022,135 outstanding shares of common stock held by approximately 399 shareholders at December 31, 2001. At year-end, CNBC has 183,147 options outstanding to purchase shares of its common stock. CNBC declared cash dividends of $0.18 per share in June and December of 2001 and $0.16 per share in June and December of 2000, resulting in total dividends declared of $0.36 and $0.32 per share in 2001 and 2000.

REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF CNBC BANCORP:

We have audited the accompanying consolidated balance sheets of CNBC Bancorp as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of CNBC Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNBC Bancorp as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



CROWE, CHIZEK AND COMPANY LLP

Columbus, Ohio
February 6, 2002

                                  CNBC BANCORP
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


ASSETS

                                                                   2001             2000
                                                                   ----             ----
Cash and Noninterest-bearing Balances...................     $   9,103,065    $   9,107,952
Interest-bearing Balances...............................           193,670          651,350
Federal Funds Sold......................................        10,000,000        7,000,000
Money Market Funds......................................        19,437,871       17,380,994
                                                             -------------    -------------
                 Total Cash and Cash Equivalents........        38,734,606       34,140,296

Securities Available for Sale...........................         7,335,626        7,100,324
Loans, Net..............................................       244,800,650      217,435,649
Premises and Equipment..................................         2,304,231        2,432,078
Accrued Interest Receivable.............................         1,080,106        1,229,957
Deferred Federal Income Taxes...........................           949,000          820,000
Other Assets............................................           980,200          741,468
                                                             -------------    -------------

Total Assets............................................     $ 296,184,419    $ 263,899,772
                                                             =============    =============


LIABILITIES

Deposits:
         Noninterest-bearing............................     $  31,124,719    $  26,856,234
         Interest-bearing...............................       212,033,098      192,018,536
                                                             -------------    -------------
                               Total Deposits...........       243,157,817      218,874,770

Borrowings..............................................        23,921,730       22,169,773
Obligated Mandatorily Redeemable Capital
     Securities of Subsidiary Trust.....................         4,000,000               --
Other Liabilities.......................................         1,821,271        1,345,457
                                                             -------------    -------------

Total Liabilities.......................................       272,900,818      242,390,000


SHAREHOLDERS' EQUITY

Common Stock, No Par Value:
         Authorized Shares - 3,000,000 in 2001
         and 2,000,000 in 2000
         Issued - 2,084,559 in 2001 and
         1,362,058 in 2000..............................        14,488,619       14,030,897
Retained Earnings.......................................        10,001,724        7,521,199
Treasury Stock at Cost, 62,424 Shares in 2001 and
     2,000 Shares in 2000...............................        (1,243,692)         (60,000)
Accumulated Other Comprehensive Income..................            36,950           17,676
                                                             -------------    -------------

Total Shareholders' Equity..............................        23,283,601       21,509,772
                                                             -------------    -------------

Total Liabilities and Shareholders' Equity..............     $ 296,184,419    $ 263,899,772
                                                             =============    =============


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                         CONSOLIDATED INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001.AND 2000


                                                           2001          2000
                                                           ----          ----
INTEREST INCOME

        Loans, including Fees......................    $19,508,136   $17,480,817
        Taxable Securities.........................        434,382       557,555
        Money Market Funds.........................        513,672       589,379
        Federal Funds Sold.........................        203,603       151,907
        Deposits with Banks........................         53,193       124,093
                                                       -----------   -----------

        Total Interest Income......................     20,712,986    18,903,751

INTEREST EXPENSE

        Deposits...................................      8,136,678     8,474,384
        Borrowings.................................      1,682,187       999,278
                                                       -----------   -----------

Total Interest Expense.............................      9,818,865     9,473,662
                                                       -----------   -----------

        Net Interest Income........................     10,894,121     9,430,089

Provision for Loan Losses..........................        659,666       412,050
                                                       -----------   -----------

Net Interest Income after Provision for Loan Losses     10,234,455     9,018,039

NONINTEREST INCOME

        Service Charges on Deposits................        218,651       155,795
        Retirement Plan Investment and
          Administrative Fees......................        273,451       157,501
        Net Gains on Calls of Securities...........         17,706            --
        Other Income...............................        287,629       228,701
                                                       -----------   -----------

Total Noninterest Income...........................        797,437       541,997

NONINTEREST EXPENSES

        Salaries and Benefits......................      3,804,787     3,202,975
        Occupancy and Equipment, Net...............        400,771       361,867
        Data Processing............................        178,526       160,267
        Professional Services......................        241,178       195,826
        State Franchise Tax........................        214,705       169,708
        Other Expenses.............................      1,078,284       869,358
                                                       -----------   -----------

Total Noninterest Expenses.........................      5,918,251     4,960,001
                                                       -----------   -----------

Income Before Income Taxes.........................      5,113,641     4,600,035

Income Tax Expense.................................      1,777,825     1,590,300
                                                       -----------   -----------

        Net Income.................................    $ 3,335,816   $ 3,009,735
                                                       ===========   ===========

EARNINGS PER COMMON SHARE

        Basic......................................    $      1.62   $      1.50
                                                       ===========   ===========

        Diluted....................................    $      1.57   $      1.42
                                                       ===========   ===========


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                  CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                        2001             2000
                                                        ----             ----
Net Income........................................  $ 3,335,816      $ 3,009,735

Other Comprehensive Income:

Unrealized Holding Gains on
      Securities Available for Sale...............       46,909           58,244
Reclassification Adjustments for Gains
    Later Recognized in Net Income................      (17,706)              --
                                                    -----------      -----------
Net Unrealized Gains..............................       29,203           58,244
Tax Expense.......................................        9,929           19,783
                                                    -----------      -----------

     Total Other Comprehensive Income.............       19,274           38,461
                                                    -----------      -----------

     Comprehensive Income.........................  $ 3,355,090      $ 3,048,196
                                                    ===========      ===========


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31,.2001 AND 2000


                                                                                                               Accumulated
                                                   Number                                                          Other
                                                     of          Common         Retained         Treasury      Comprehensive
                                                   Shares        Stock          Earnings           Stock       Income (Loss)
                                                   ------        ------         --------         --------      --------------
BALANCES AT JANUARY 1, 2000...................   1,324,532    $ 13,672,131    $  5,453,333    $         --    $    (20,785)

Treasury Shares Purchased.....................     (14,000)                                       (423,000)

Proceeds from Exercise of Warrants............      33,702         147,350        (192,284)        236,360

Proceeds and Tax Benefit from Exercise
     of Stock Options.........................      15,774         209,916        (102,511)        126,640

Net Income....................................                                   3,009,735

Cash Dividends Declared ($.32 per Share)......                                    (647,074)

Other Comprehensive Income....................                                                                      38,461

Stocks Issued as Employee Compensation........          50           1,500
                                                ----------    ------------    ------------    ------------    ------------

BALANCES AT DECEMBER 31, 2000.................   1,360,058      14,030,897       7,521,199         (60,000)         17,676

Treasury Shares Purchased.....................     (62,894)                                     (1,358,715)

Proceeds and Tax Benefit from Exercise
     of Stock Options.........................      34,831         456,057        (119,099)        175,023

Net Income....................................                                   3,335,816

Cash Dividends Declared ($.36 per share)......                                    (735,656)

Other Comprehensive Income....................                                                                      19,274

Three-for-Two Stock Split Effected in the
     Form of a 50% Stock Dividend, Net of
     Cash Paid in Lieu of Fractional Shares...     690,080                            (536)

Stocks Issued as Employee Compensation........          60           1,665
                                                ----------    ------------    ------------    ------------    ------------

BALANCES AT DECEMBER 31, 2001.................   2,022,135    $ 14,488,619    $ 10,001,724    $ (1,243,692)   $     36,950
                                               ===========    ============    ============    ============    ============



                                                      Total
                                                      -----
BALANCES AT JANUARY 1, 2000...................    $ 19,104,679

Treasury Shares Purchased.....................        (423,000)

Proceeds from Exercise of Warrants............         191,426

Proceeds and Tax Benefit from Exercise
     of Stock Options.........................         234,045

Net Income....................................       3,009,735

Cash Dividends Declared ($.32 per Share)......        (647,074)

Other Comprehensive Income....................          38,461

Stocks Issued as Employee Compensation........           1,500
                                                  ------------

BALANCES AT DECEMBER 31, 2000.................      21,509,772

Treasury Shares Purchased.....................      (1,358,715)

Proceeds and Tax Benefit from Exercise
     of Stock Options.........................         511,981

Net Income....................................       3,335,816

Cash Dividends Declared ($.36 per share)......        (735,656)

Other Comprehensive Income....................          19,274

Three-for-Two Stock Split Effected in the
     Form of a 50% Stock Dividend, Net of
     Cash Paid in Lieu of Fractional Shares...           (536)

Stocks Issued as Employee Compensation........          1,665
                                                  ------------

BALANCES AT DECEMBER 31, 2001.................    $ 23,283,601
                                                  ============


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                   2001             2000
                                                                   ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income...................................................  $  3,335,816    $  3,009,735
Adjustments to Reconcile Net Income to Net Cash
         Provided by Operating Activities:
                  Provision for Loan Losses..................       659,666         412,050
                  Depreciation...............................       331,919         309,178
                  Net Gain Realized from Calls of Securities
                       Available for Sale....................       (17,706)             --
                  Deferred Income Taxes......................      (139,000)        (60,000)
                  Net Amortization/Accretion on Securities...         8,858         (21,822)
                  Federal Home Loan Bank Stock Dividend......       (94,700)        (96,200)
                  Goodwill Amortization......................         6,400           6,620
                  Changes in:
                           Interest Receivable...............       149,851        (231,478)
                           Other Assets......................      (118,347)       (332,551)
                           Other Liabilities.................       438,244         102,136
                                                               ------------    ------------

         Net Cash Provided by Operating Activities...........     4,561,001       3,097,668
                                                               ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of Securities Available for Sale...................   (13,937,551)     (3,463,950)
Maturities of Securities Available for Sale..................     1,500,000       7,550,000
Calls of Securities Available for Sale.......................    12,335,000              --
Capitalization of CNBC Retirement Services, Inc..............            --        (150,000)
Net Increase in Loans........................................   (28,024,667)    (42,178,162)
Purchase of Premises and Equipment...........................      (204,071)       (353,797)
                                                               ------------    ------------

         Net Cash Flows Used in Investing Activities.........   (28,331,289)    (38,595,909)
                                                               ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES

Net Increase in Deposits.....................................    24,283,047      49,806,488
Purchase of Treasury Shares..................................    (1,358,715)       (423,000)
Net Proceeds from Issuance of Common Stock...................       513,646         426,971
Cash Paid in Lieu of Fractional Shares in Stock Split........          (536)             --
Maturities of Federal Home Loan Bank Advances................    (3,000,000)       (750,000)
Advances from Federal Home Loan Bank.........................     7,000,000      10,000,000
Principal Payments on Federal Home Loan Bank Advances........      (561,563)       (451,489)
Proceeds from Issuance of Trust Preferred Securities.........     3,873,284              --
Repayment of Loans Payable...................................    (1,686,479)       (201,726)
Dividends Paid...............................................      (698,086)       (585,566)
                                                               ------------    ------------

         Net Cash Flows Provided by Financing Activities ....    28,364,598      57,821,678
                                                               ------------    ------------

         Net Change in Cash and Cash Equivalents.............     4,594,310      22,323,437
Cash and Cash Equivalents at Beginning of Year...............    34,140,296      11,816,859
                                                               ------------    ------------
Cash and Cash Equivalents at End of Year.....................  $ 38,734,606    $ 34,140,296
                                                               ============    ============

Cash Paid During the Year for
         Interest............................................  $  9,761,891    $  9,361,031
         Income Taxes........................................     1,640,000       1,600,000


           See Accompanying Notes to Consolidated Financial Statements

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the financial statements.

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of CNBC Bancorp ("CNBC") and its wholly-owned subsidiaries, Commerce National Bank ("Commerce National"), CNBC Retirement Services, Inc. ("CRS, Inc.") and CNBC Statutory Trust I, together referred to as the "Corporation." All significant intercompany balances and transactions have been eliminated in consolidation.

CNBC acquired CRS, Inc. effective June 1, 2000. The acquisition was accounted for as a purchase.

CNBC Statutory Trust I was formed in February 2001. The trust is a special purpose subsidiary trust of CNBC and holds the trust preferred securities.

NATURE OF OPERATIONS: Revenues and assets are primarily derived from the banking industry, serving small business customers in the central Ohio region. Banking deposit products include checking and savings accounts and certificates of deposit. Business loans are secured by real estate, accounts receivable, inventory, equipment and other types of collateral and are expected to be repaid from cash flows from operations of businesses. Personal loans are secured by real estate, stocks and other collateral. A small portion of loans are unsecured. Management considers the Corporation to operate primarily in one business segment--banking.

USE OF ESTIMATES: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Future results could differ from these estimates. The allowance for loan losses, fair values of financial instruments and status of contingencies are more susceptible to change.

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

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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

EMPLOYEE BENEFITS: A trusteed 401(k) savings plan covers all employees who have attained the age of 20 1/2 and work a minimum of 1,000 hours per calendar year. An employer contribution for each participant equal to three percent of the participant's compensation is made annually. The plan also allows employee contributions, with contributions up to six percent of the participant's compensation matched 50 percent by the employer. Expense related to the plan was $132,000 and $92,400 in 2001 and 2000. The 401(k) plan is the only post-retirement benefit provided to employees, with the exception of those to executive officers as discussed in Note 12.

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

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


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

                                                         2001              2000
                                                         ----              ----

Weighted average shares for basic EPS...........    2,052,939         2,010,929
Add dilutive effect of:
   Exercise of warrants.........................            -            22,023
   Exercise of stock options....................       65,911            93,054
                                                   -----------        ---------

Weighted averages shares for diluted EPS            2,118,850         2,126,006
                                                    ==========        =========

In 2001 and 2000, 10,345 and 10,580 weighted shares of common stock under option were excluded from the diluted earnings per common share calculation, as they were antidilutive.

On April 24, 2001, the CNBC Board of Directors declared a three-for-two stock split effected in the form of a 50% stock dividend payable on May 10, 2001. All shares and per share amounts have been restated to reflect the three-for-two stock split.

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

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity.

NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not materially impact CNBC's financial statements.

LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTRICTIONS ON CASH: The Bank was required to have $1,384,000 and $1,264,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2001.and 2000. These balances do not earn interest.

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

RECLASSIFICATIONS: Certain items in the financial statements have been reclassified to conform with the current presentation.


NOTE 2 - MONEY MARKET FUNDS

Balances in money market funds were as follows:

                                                                   2001             2000
                                                                   ----             ----

Liquid Cash Trust (LCT)............................         $         -      $ 8,102,164
Automated Government Money Trust (AGMT)............           1,385,670        8,905,032
Government Obligations Fund........................          10,576,061                -
Treasury Obligations Fund..........................           6,933,459                -
Money Market Flex Fund.............................             542,681          373,798
                                                            -----------      -----------

Total                                                       $19,437,871      $17,380,994
                                                            ===========      ===========

LCT has approximately $449 million in assets which consist of federal funds sold to banks and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

AGMT has approximately $1.8 billion in assets which consist of short term U.S. Treasury obligations and repurchase agreements secured by U.S. Treasury securities which are held in safekeeping by a third-party custodian.

Government Obligations Fund has approximately $10.6 billion in assets which consist of short-term U.S. government agency securities and repurchase agreements secured by U.S. agency securities.

Treasury Obligation Fund has approximately $12.3 billion in assets which consist of short-term U.S. Treasury obligations and repurchase agreements secured by U.S. Treasury securities.

The Flex Fund has approximately $221 million in assets which consist of commercial paper, corporate bonds, and U.S. Government Agency securities.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 3 - SECURITIES AVAILABLE FOR SALE

Securities available for sale were as follows:

                                   Amortized      Unrealized       Unrealized            Fair
                                        Cost     Gross Gains     Gross Losses           Value
                                  ----------     -----------     ------------      ----------

December 31, 2001

U.S. Agency Securities........... $5,481,641      $   56,220      $     (235)      $5,537,626
Federal Reserve Bank Stock.......    331,200               -               -          331,200
Federal Home Loan Bank Stock.....  1,466,800               -               -        1,466,800
                                  ----------      ----------      ----------       ----------

Total............................ $7,279,641      $   56,220      $     (235)      $7,335,626
                                  ==========      ==========      ==========       ==========


December 31, 2000

U.S. Agency Securities........... $5,429,642      $   28,380      $   (1,598)      $5,456,424
Federal Reserve Bank Stock.......    271,800               -               -          271,800
Federal Home Loan Bank Stock.....  1,372,100               -               -        1,372,100
                                  ----------      ----------      ----------       ----------

Total............................ $7,073,542      $   28,380      $   (1,598)      $7,100,324
                                  ==========      ==========      ==========       ==========



Contractual maturities of debt securities were as follows:

.............................................            December 31, 2001
                                                        -----------------

                                                     Amortized              Fair
                                                          Cost             Value
                                                  ------------      ------------

Due Within One Year.........................      $  1,503,865      $  1,513,159
Due in One to Five Years....................         3,977,776         4,024,467
                                                  ------------      ------------
Total Debt Securities.......................      $  5,481,641      $  5,537,626
                                                  ============      ============


No sales of securities occurred in 2001 or in 2000.

At December 31, 2001 and 2000, there were no holdings of securities of any one issuer, other than the U.S. Government or U.S. Government agencies, in an amount greater than 10 percent of shareholders' equity.

Securities pledged at December 31, 2001 and 2000 had a carrying amount of $3,530,000 and $5,001,000, and were pledged to secure public funds or other obligations.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 4 - LOANS

Loans at year-end were as follows:

                                                           2001                2000
                                                  -------------       -------------

Residential Real Estate Loans................     $  22,125,862       $  25,591,579
Real Estate Construction Loans...............        11,157,283           6,712,955
Commercial Real Estate Loans.................        67,143,434          55,700,774
Investment Residential Real Estate Loans.....        47,909,549          39,486,711
Investment Multi-Family Real Estate Loans....        17,701,665          15,361,448
Business Loans...............................        68,961,721          64,487,080
Personal Loans...............................        13,629,043          13,257,976
                                                  -------------       -------------
         Subtotal............................       248,628,557         220,598,523
Allowance for Loan Losses....................        (3,295,000)         (2,760,000)
Net Deferred Loan Origination Fees and Costs.          (532,907)           (402,874)
                                                  -------------       -------------

Net Loans....................................     $ 244,800,650       $ 217,435,649
                                                  =============       =============


Activity in the allowance for loan losses for the year was as follows:


                                                           2001                2000
                                                  -------------       -------------

Beginning Balance............................     $   2,760,000       $   2,550,000
Loan Loss Provision..........................           659,666             412,050
Loans Charged-Off............................          (172,200)           (313,062)
Recoveries on Loans Previously Charged-Off...            47,534             111,012
                                                  -------------       -------------
Ending Balance...............................     $   3,295,000       $   2,760,000
                                                  =============       =============

Impaired loans were as follows:

                                                           2001                2000
                                                  -------------       -------------
Impaired Loans with No Allowance
for Losses Allocated.........................     $      30,168       $     297,307
Impaired Loans with Allowance
for Loan Losses Allocated....................           644,762             921,027
                                                  -------------       -------------
Total........................................     $     674,930       $   1,218,334
                                                  =============       =============

Amount of Allowance for Loan Losses
Allocated to Impaired Loan Balance...........     $     250,000       $     177,000

Average Investment in
Impaired Loans...............................         1,287,124             707,886

Interest Income Recognized
During Impairment............................           108,657              65,344
Cash Basis Interest Income
Recognized on Impaired Loans.................           104,500              57,309

Nonperforming loans were as follows:

                                                           2001                2000
                                                  -------------       -------------
Loans Past Due Over 90 Days
and Accruing Interest........................     $      21,450       $           -
Nonaccrual Loans.............................            30,168             162,699

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 5 - RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors and their affiliates at year-end 2001 and 2000 were $7,516,000 and $11,617,000. Loans to principal officers, directors and their affiliates in 2001 were as follows:

Beginning of Year.................      $   4,675,000
New Loans.........................          2,897,000
Repayments........................         (2,296,000)
                                        -------------
End of Year.......................      $   5,276,000
                                        =============

At December 31, 2001, there were unadvanced lines of credit of $5,066,000 and letters of credit of $348,000 outstanding to principal officers, directors and their affiliates. These commitments are included in Note 13, Commitments and Contingencies.


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment was as follows:

                                              2001              2000
                                       -----------       -----------

Land and Building..................    $ 2,037,543       $ 1,989,947
Equipment, Software and Furniture..      1,642,708         1,486,233
                                       -----------       -----------
                                         3,680,251         3,476,180
Less Accumulated Depreciation......     (1,376,020)       (1,044,102)
                                       -----------       -----------

Premises and Equipment, Net........    $ 2,304,231       $ 2,432,078
                                       ===========       ===========

At December 31, 2001, the Bank occupies approximately 90 percent of the building it owns, with a portion of the remaining space leased to other businesses. Rental income received during the years ended December 31, 2001 and 2000 totaled $35,262 and $63,459.


NOTE 7 - DEPOSITS

Interest-bearing deposits were as follows:

                                              2001              2000
                                      ------------      ------------

Interest-bearing Demand............   $ 20,718,714      $ 17,726,364
Savings............................     80,150,595        71,955,397
Time, Balances Under $100,000......     42,976,781        41,909,195
Time, Balances $100,000 and Over...     68,187,008        60,427,580
                                      ------------      ------------

Total Interest-bearing Deposits....   $212,033,098      $192,018,536
                                      ============      ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 7 - DEPOSITS (CONTINUED)

Total deposit accounts with balances of $100,000 and over, including noninterest-bearing demand accounts, totaled $160,910,000 and $140,775,000 at December 31, 2001 and 2000. The Bank accepts time deposits from customers outside its primary market area, which are primarily solicited through a national rate-listing network. The total balances of these time deposits were $65,983,000 and $50,572,000 at December 31, 2001 and 2000. At December 31, 2001
and 2000, the average weighted remaining maturity of these deposits was 16.9 months and 13.9 months, and the weighted average interest rate paid was 5.09 percent and 6.12 percent.

Stated maturities of time deposits were as follows:

         2002                   $ 67,652,000
         2003                     25,476,000
         2004                     10,953,000
         2005                      5,087,000
         2006                      1,996,000
                                ------------
         Total                  $111,164,000
                                ============


NOTE 8 - BORROWINGS

Borrowings were as follows:

                                                                       2001                2000
                                                                       ----                ----

FHLB Term Advances...............................             $  12,500,000        $  9,500,000
FHLB Mortgage Matched Advances...................                 3,421,730           2,983,294
FHLB Convertible Fixed Rate Advances.............                 8,000,000           8,000,000
Loan Payable.....................................                         -           1,686,479
                                                              -------------        ------------

Total............................................             $  23,921,730        $ 22,169,773
                                                              =============        ============

Term advances, mortgage-matched advances and convertible fixed rate advances from The Federal Home Loan Bank ("FHLB") are used as a longer term funding source. Mortgage-matched advances with original maturities ranging from 10 to 20 years are utilized to fund specific fixed rate loans with certain prepayment of principal permitted without penalty. Interest rates on mortgage-matched advances ranged from 5.31 percent to 7.70 percent at December 31, 2001 and amortize through September 2017. Term advances cannot be prepaid without penalty. Interest rates on term advances ranged from 3.49 percent to 6.70 percent at December 31, 2001 and mature between September 2002 and January 2008. Interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then are convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. Interest rates on the convertible advances ranged from 4.68 percent to 6.84 percent at December 31, 2001, are convertible between January 2002 and June 2005 and mature January 2009 and June 2010.

Additionally, a $13 million cash management advance revolving line of credit was approved with the FHLB. At December 31, 2001 and 2000, no advances were outstanding on the line. Minimum collateral for FHLB advances outstanding at December 31, 2001 and 2000 totaled $32,346,228 and $27,652,447 and consists of a blanket pledge of all first mortgage loans secured by 1-4 family residential properties and all FHLB stock.

At December 31, 2001 and 2000, $64,484,000 and $60,133,000 of business and commercial real estate loans are pledged to the Federal Reserve Bank ("FRB") as collateral for advances from the FRB. At December 31, 2001 and 2000, no borrowings were outstanding with the FRB.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 8 - BORROWINGS (CONTINUED)

At December 31, 2001, required principal payments on all borrowings were as follows:

                                   Principal                    Average
                                    Payments              Interest Rate
                                    --------              -------------

         2002                    $ 3,437,846                      6.24%
         2003                      4,423,135                      5.63%
         2004                      4,524,980                      4.13%
         2005                        372,165                      6.22%
         2006                      1,368,479                      5.19%
         2007 & thereafter         9,795,125                      5.31%
                                ------------
         Total                   $23,921,730
                                 ===========


NOTE 9 - OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF SUBSIDIARY TRUST

In February 2001, CNBC issued $4.0 million of 10.20% Obligated Mandatorily Redeemable Capital Securities through a special purpose subsidiary as part of a pooled transaction. CNBC's capital securities may be redeemed by CNBC, in whole or in part, at CNBC's option commencing February 22, 2011 at a redemption price of 105.10% of the outstanding principal amount and, thereafter, at a premium which declines annually. On or after February 22, 2021, the securities may be redeemed at face value. These securities are included in CNBC's regulatory capital calculations as Tier 1 capital.


NOTE 10 - INCOME TAXES

Income tax expense was as follows:

                                     2001              2000
                                     ----              ----

Current...................    $ 1,916,825       $ 1,650,300
Deferred..................       (139,000)          (60,000)
                              -----------       -----------
Total Income Tax Expense..    $ 1,777,825       $ 1,590,300
                              ===========       ===========

The income tax benefit from the exercise of non-qualified stock options was recognized for financial reporting purposes by crediting common stock for $223,230 in 2001 and $122,646 in 2000.

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

                                                                   2001             2000
                                                                   ----             ----

Tax Expense at Statutory Rate of 34%.............            $1,738,638       $1,564,012
         Increase in Taxes Resulting from
            Nondeductible Expenses...............                39,187           26,288
                                                             ----------       ----------
                Income Tax Expense...............            $1,777,825       $1,590,300
                                                             ==========       ==========

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 10 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities at year-end were as follows:

                                                    2001             2000
                                             -----------       -----------
Deferred Tax Assets
         Allowance for Loan Losses........   $ 1,085,000       $   909,000
         Deferred Compensation Expense....       161,000           143,000
         Deferred Loan Origination Fees...         6,000             8,000
         Other............................        18,000            11,000
                                             -----------       -----------
                Total.....................     1,270,000         1,071,000

Deferred Tax Liabilities
         Nontaxable Stock Dividend........      (193,000)         (160,000)
         Accumulated Depreciation.........       (36,000)          (34,000)
         Other............................       (92,000)          (57,000)
                                             -----------       -----------
                Total.....................      (321,000)         (251,000)
                                             -----------       -----------
                Total, Net................   $   949,000       $   820,000
                                             ===========       ===========

There was no deferred tax asset valuation allowance at December 31, 2001 or 2000.


NOTE 11 - COMMON STOCK WARRANTS

In connection with the initial stock offering in 1991, warrants were issued to all shareholders. Each warrant was freely transferable and entitled the holder to purchase a share of common stock at $5.68 per share. The warrants expired on October 11, 2000. In 2000, 33,702 warrants were exercised.


NOTE 12 - BENEFIT PLANS

CNBC's Stock Option plans provide non-qualified and incentive stock options to reward employees and directors and to provide them with an additional equity interest in CNBC. Options granted prior to 1996 have a 20-year expiration and were 100 percent vested on the grant date. Options granted in 1996 and later were issued with a 10-year expiration with vesting occurring over either a 3- or 5-year period, depending on the employee's years of service. In the event of a change in control, options become immediately exercisable in full. At December 31, 2001 and 2000, 9,904 and 28,167 shares were authorized for future grants. Information about option grants follows.

                                                        Number          Weighted-Average
                                                    of Options            Exercise Price
                                                    ----------            --------------

Outstanding, Beginning of 2000                         229,532             $   7.01
Granted                                                 17,265                19.53
Exercised                                              (23,661)                4.81
Forfeited                                               (4,349)               18.29
                                                    ----------
Outstanding, End of 2000                               218,787                 8.01
Granted                                                 19,200                19.07
Exercised                                              (50,622)                5.70
Forfeited                                               (4,218)               19.46
                                                    ----------
Outstanding, End of 2001                               183,147                 9.54
                                                     =========

Options exercisable totaled 148,745 and 189,786 at December 31, 2001 and 2000 at weighted average exercise prices of $7.28 and $6.28, respectively.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 12 - BENEFIT PLANS (CONTINUED)

The following pro forma information presents net income and earnings per share, had Statement of Financial Accounting Standards No. 123's fair value method been used to measure compensation cost for stock option plans. No compensation cost was recognized for stock option plans for 2001 or 2000.

                                                  2001            2000
                                            ----------      ----------

Net Income as Reported                      $3,335,816      $3,009,735
Pro Forma Net Income                        $3,246,301      $2,974,534

Basic Earnings per Share as Reported        $     1.62      $     1.50
Pro Forma Basic Earnings Per Share          $     1.58      $     1.48

Diluted Earnings per Share as Reported      $     1.57      $     1.42
Pro Forma Diluted Earnings per Share        $     1.53      $     1.40


All options are granted at the market price of the stock on the date of grant. For options granted during 2001 and 2000, the weighted-average fair values at grant date were calculated to be $4.87 and $6.10.

The fair value of options granted during 2001 and 2000 is estimated using the following weighted-average information: risk-free interest rate of 5.03% and 5.25%, expected life of 10 years, 13.28% and 17.04% volatility of stock price and an expected dividend yield of 1.90% and 1.66%.

The following table summarizes information about stock options outstanding at December 31, 2001:

                                                  Weighted-Average            Outstanding
           Range of                                      Remaining       Weighted-Average
    Exercise Prices            Outstanding        Contractual Life         Exercise Price          Exercisable
    ---------------            -----------        ----------------         --------------          -----------

    $ 3.79 - $ 4.85              62,620              10.5 Years                 $ 4.58                62,620
    $ 5.45 - $ 7.17              55,890              12.6 Years                 $ 5.81                55,890
    $10.25 - $13.33              16,242               5.4 Years                 $11.53                15,450
    $18.33 - $19.33              31,461               7.8 Years                 $19.01                 9,932
    $19.55 - $21.67              16,934               8.0 Years                 $20.72                 4,853

A new stock option plan for 2002 was approved in February 2002 by CNBC's Board of Directors. The plan authorizes up to 75,000 shares available for grant and is subject to shareholder approval. All other provisions of the 2002 plan are similar to the existing plan.

CNBC maintains supplemental post-retirement plans for the benefit of executive officers. The plan is designed to provide post-retirement benefits to supplement other sources of retirement income such as social security and 401(k) benefits. CNBC has either funded contributions to a deferred compensation plan or purchased insurance contracts on the lives of certain participants in the supplemental post-retirement benefit plan. The cash surrender value, net of premiums paid, or the balance in deferred compensation accounts will be paid-out over a number of years upon retirement. Additionally, CNBC's Board of Directors may defer up to 100% of director's fees under a deferred compensation plan. Amounts contributed to deferred compensation plans are deposited by CNBC to specified mutual fund and savings accounts and earn the rate of return equal to the return of the chosen funds. Deferred compensation expense related to the above plans totaled $53,000 in 2001.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 13 - COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met. Usually, the agreements have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral, if deemed appropriate at exercise of the commitment.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk was as follows:

                                                  2001             2000
                                           -----------      -----------

Approved, Unadvanced Lines of  Credit...   $54,389,000      $40,587,000
Unadvanced Draw Notes...................     6,303,000       13,572,000
New Loan Commitments:
         Secured by Real Estate.........    17,847,000       14,129,000
         Other..........................     1,920,000        5,825,000
Letters of Credit.......................     1,462,000        3,684,000
Available Lines for Credit Cards........     2,645,000        2,037,000

At year-end 2001 and 2000, and included above, commitments to make fixed-rate loans at current market rates totaled $3,418,000 and $820,000, with rates ranging from 6.25% to 8.50% and 8.50% to 10.00%, respectively. Also included above are $5,154,000 and $4,404,000 of three and five-year adjustable rate loans with fixed starting rates ranging from 6.11% to 7.88% and 8.00% to 9.50%, respectively.

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

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Estimated fair values of financial instruments and the related carrying values were as follows at year-end.

                                                        2001                          2000
                                                        ----                          ----
                                              Carrying            Fair        Carrying            Fair
                                                 Value           Value           Value           Value
                                             ---------       ---------       ---------       ---------
Financial Assets                                                   (In Thousands)

Cash and Cash Equivalents.................   $  38,735       $  38,735       $  34,140       $  34,140
Securities Available for Sale.............       7,336           7,336           7,100           7,100
Loans, Net of Allowance for Loan Losses...     244,801         247,914         217,436         214,887
Accrued Interest Receivable...............       1,080           1,080           1,230           1,230

Financial Liabilities

Demand and Savings Deposits...............   $(131,994)      $(131,994)      $(116,538)      $(116,538)
Time Deposits.............................    (111,164)       (112,287)       (102,337)       (102,978)
Borrowings................................     (23,922)        (24,773)        (22,170)        (21,746)
Trust Preferred Securities................      (4,000)         (3,981)              -               -
Accrued Interest Payable..................        (491)           (491)           (434)           (434)

For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and cash equivalents is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Carrying value is considered to approximate fair value for accrued interest receivable, for deposit liabilities subject to immediate withdrawal, and for accrued interest payable. The fair values of loans, time deposits, and borrowings are approximated by calculating the sum of the carrying value for amounts that contractually reprice at intervals less than six months and the present value of cash flows using an estimated market discount interest rate for amounts that reprice less frequently than every six months. The fair value of trust preferred securities is approximated by calculating the present value of cash flows using an estimated market discount interest rate. The fair value of off-balance-sheet items is based on the current fees or costs that would be charged to enter into or terminate such arrangements. These amounts are not material at December 31, 2001 or 2000.

While these estimates are based on management's judgment of the appropriate evaluation factors, there is no assurance that were such items liquidated the estimated fair values would necessarily have been realized. The estimated fair values should not be considered to apply at subsequent dates.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 15 - REGULATORY MATTERS

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

The prompt corrective action regulations provide five regulatory capital classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. These terms are not intended to represent overall financial condition. Commerce National and CNBC met the requirements of a well capitalized institution as defined above, at December 31, 2001 and 2000. If the Bank's capital classification were to change to adequately capitalized, it would need to obtain regulatory approval to continue to accept brokered deposits.

Actual and required capital amounts and ratios are presented below at year-end.

                                                                                                 To Be Well
                                                                                              Capitalized Under
                                                                           For Capital        Prompt Corrective
                                                       Actual           Adequacy Purposes     Action Provisions
                                                       ------           -----------------     -----------------
                                                   Amount    Ratio      Amount      Ratio     Amount      Ratio
                                                   ------    -----      ------      -----     ------      -----

                                                                             (Dollars in Millions)
2001
Total Capital to Risk Weighted Assets
     CNBC......................................    $  30.1    13.0%     $  18.5      8.0%     $  23.2     10.0%
     Commerce National.........................    $  29.3    12.7%     $  18.5      8.0%     $  23.1     10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC......................................    $  27.2    11.8%     $   9.3      4.0%     $  13.9      6.0%
     Commerce National.........................    $  21.0     9.1%     $   9.3      4.0%     $  13.9      6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC......................................    $  27.2     9.6%     $  11.4      4.0%     $  14.3      5.0%
     Commerce National.........................    $  21.0     7.4%     $  11.4      4.0%     $  14.2      5.0%

                                                                                                          2000
Total Capital to Risk Weighted Assets
     CNBC......................................    $  24.2    10.9%     $  17.8      8.0%     $  22.3     10.0%
     Commerce National.........................    $  25.1    11.3%     $  17.8      8.0%     $  22.2     10.0%
Tier 1 (Core) Capital to Risk Weighted Assets
     CNBC......................................    $  21.5     9.6%     $   8.9      4.0%     $  13.4      6.0%
     Commerce National.........................    $  16.0     7.2%     $   8.9      4.0%     $  13.3      6.0%
Tier 1 (Core) Capital to Average Assets
     CNBC......................................    $  21.5     8.5%     $  10.1      4.0%     $  12.6      5.0%
     Commerce National.........................    $  16.0     6.4%     $  10.0      4.0%     $  12.5      5.0%

The Office of the Comptroller of the Currency ("OCC") must approve the declaration of any dividends for Commerce National in excess of available retained earnings and in excess of the sum of profits for the year combined with Commerce National's retained earnings from the two preceding years, less any required transfer to surplus. In addition, dividends may not reduce capital levels below the minimum regulatory requirements disclosed above. Under the most restrictive of these requirements, CNBC estimates retained earnings available for payment of dividends by Commerce National to CNBC approximates $6,200,000 in order to maintain the well capitalized status at year-end 2001.

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The following are condensed parent company only financial statements for CNBC Bancorp.

CONDENSED BALANCE SHEETS
                                                            2001               2000
                                                    ------------       ------------
ASSETS
Cash and Cash Equivalents.......................    $    538,540       $    507,820
Investment in Bank Subsidiary:
     Equity.....................................      21,023,264         16,048,216
     Subordinated Notes.........................       5,380,000          6,300,000
Investment in Nonbank Subsidiaries..............         219,372            105,708
Dividend Receivable from Bank Subsidiary........         400,000            325,000
Loan Receivable From Nonbank Subsidiary.........          15,000             25,000
Other Assets....................................         698,945            538,332
                                                    ------------       ------------

         Total Assets...........................    $ 28,275,121       $ 23,850,076
                                                    ============       ============

LIABILITIES
Loan Payable....................................    $          -       $  1,686,479
Other Liabilities...............................         867,520            653,825
Subordinated Note Payable to CNBC
     Statutory Trust I..........................       4,124,000                  -
                                                                       ------------

         Total Liabilities......................       4,991,520          2,340,304

TOTAL SHAREHOLDERS' EQUITY......................      23,283,601         21,509,772
                                                    ------------       ------------

         Total Liabilities and
         Shareholders' Equity...................    $ 28,275,121       $ 23,850,076
                                                    ============       ============

CONDENSED INCOME STATEMENTS
                                                            2001               2000
                                                    ------------       ------------
Income
     Dividends from Bank Subsidiary.............    $    400,000       $    675,000
     Interest Income............................         542,546            451,854
     Other Income...............................          20,896              4,296
                                                    ------------       ------------
         Total Income...........................         963,442          1,131,150
Expenses
     Interest Expense...........................         442,786            134,889
     Other Expense..............................          89,405             43,384
                                                    ------------       ------------
         Total Expenses.........................         532,191            178,273
                                                    ------------       ------------
Income Before Income Taxes and Equity in
Undistributed Net Income of Subsidiaries........         431,251            952,877
Income Tax Expense..............................          10,875             89,500
                                                    ------------       ------------
Income Before Equity in Undistributed Net
Income of Subsidiaries..........................         420,376            863,377
Undistributed Net Income of Bank Subsidiary.....       2,975,774          2,190,651
Undistributed Net (Loss) of Nonbank Subsidiary..         (60,334)           (44,293)
                                                    ------------       ------------
Net Income......................................    $  3,335,816       $  3,009,735
                                                    ============       ============

                                  CNBC BANCORP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENT OF CASH FLOWS

                                                              2001              2000
                                                       -----------       -----------

Cash Flows from Operating Activities
     Net Income....................................    $ 3,335,816       $ 3,009,735
     Adjustments to Reconcile Net Income to
       Net Cash from Operating Activities
        Undistributed Net Income of Subsidiaries...     (2,915,440)       (2,146,358)
        Amortization...............................          6,400             6,400
        Change in Other Assets and Liabilities.....        (55,886)         (259,093)
                                                       -----------       -----------
         Net Cash from Operating Activities........        370,890           610,684

Cash Flows from Investing Activities
     Purchase of Subordinated Notes................     (2,000,000)                -
     Repayment of Subordinated Notes...............      2,920,000                 -
     Investment in Bank Subsidiary.................     (1,980,000)                -
     Investment in CNBC Statutory Trust I .........       (124,000)                -
     Investment in CNBC Retirement Services, Inc...        (50,000)         (150,000)
                                                       -----------       -----------
         Net Cash from Investing Activities........     (1,234,000)         (150,000)

Cash Flows from Financing Activities
     Cash Dividends Paid to Shareholders...........       (698,086)         (585,566)
     Cash Paid in Lieu of Fractional
        Shares in Stock Split......................           (536)                -
     Repayment of Loans Payable....................     (1,686,479)         (201,726)
     Issuance of Subordinated Debt to CNBC
        Statutory Trust I..........................      4,124,000                 -
     Proceeds from Stock Issuance..................        513,646           426,971
       Purchase of Treasury Shares.................     (1,358,715)         (423,000)
                                                       -----------       -----------
         Net Cash from Financing Activities........        893,830          (783,321)
                                                       -----------       -----------

Net Change in Cash and Cash Equivalents............         30,720          (322,637)

Cash and Cash Equivalents
     Beginning of Year.............................        507,820           830,457
                                                       -----------       -----------
     End of Year...................................    $   538,540       $   507,820
                                                       ===========       ===========

                DIRECTORS AND EXECUTIVE OFFICERS OF CNBC BANCORP

The following information is furnished with respect to directors and executive officers of CNBC and Commerce National as of December 31, 2001. Unless noted otherwise, all serve as directors of both organizations.

DIRECTORS
---------

NAME                                   POSITION
----                                   --------

Thomas D. McAuliffe                    Chairman of the Board and President, CNBC Bancorp;
                                            Chairman of the Board, President and Chief Executive
                                            Officer, Commerce National Bank
Loreto (Larry ) V. Canini              President, Canini and Pellecchia, Inc.
                                           (Residential construction and development company)
Mark S. Corna                          President, Corna/Kokosing Construction Company
                                           (Commercial construction company)
Jameson Crane, Jr.                     Vice President, Fairwood Investment Co.
                                           (Thermo plastic extrusions manufacturer)
Judith A. DeVillers                    President, Indec, Inc.
                                           (Interior Design)
George A. Gummer                       Owner, G. A. Gummer & Assoc., Inc.
                                           (Investment advisory services)
William L. Hoy                         Chief Executive Officer, Columbus Sign Company
                                           (Sign manufacturing and design company)
Clark Kellogg                          Sports Broadcaster, CBS Sports
                                           (Entertainment)
Donald R. Kenney                       President, Triangle Real Estate Services, Inc.
                                           (Real estate development)
Samuel E. McDaniel                     President, McDaniel's Painting and Construction, Inc.
                                           (General contractor)
Kent K. Rinker (2)                     Independent Investor
John A. Romelfanger                    Secretary, Treasurer and Vice President, CNBC Bancorp;
                                           Chief Operating Officer, Commerce National Bank
Richard F. Ruhl                        Retired, Dick Ruhl Ford Sales, Inc.
                                           (Automotive sales)
David J. Ryan                          Retired, Rimrock Corporation
                                           (Industrial automation equipment manufacturer)
Peter C. Taub (1)                      President, Atlas Industrial Holdings, LLC
                                           (Industrial construction company)
John A. Tonti                          President, West Penn Foods, Inc.
                                           (Restaurant franchisee operating company)
Alan R. Weiler                         Chairman, Archer-Meek-Weiler Agency, Inc.
                                           (Insurance agency)
Michael Wren                           Retired, M-E Engineering, Inc.
                                           (Engineering consulting firm)

(1) Serves as CNBC director only.
(2) Serves only as a non-elected advisory director of CNBC.

EXECUTIVE OFFICERS
------------------

NAME                                   POSITION AT CNBC BANCORP
----                                   ------------------------
Thomas D. McAuliffe                    Chairman of the Board and President
John A. Romelfanger                    Secretary, Treasurer and Vice President
Pamela S. Miller                       Assistant Treasurer and Vice President
Mark J. Sbrochi                        Vice President

NAME                                   POSITION AT COMMERCE NATIONAL BANK
----                                   ----------------------------------
Thomas D. McAuliffe                    Chairman of the Board, President and Chief Executive Officer
John A. Romelfanger                    Chief Operating Officer
Pamela S. Miller                       Chief Financial Officer
Mark J. Sbrochi                        Chief Credit Officer

NAME                                   POSITION AT CNBC RETIREMENT SERVICES, INC.
----                                   ------------------------------------------
Dennis D. Puppel                       President
















FORM 10-KSB

A COPY OF CNBC'S 2001 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE UPON WRITTEN REQUEST TO SHAREHOLDERS WITHOUT CHARGE. TO OBTAIN A COPY, DIRECT YOUR WRITTEN REQUEST TO PAMELA S. MILLER, ASSISTANT TREASURER, 100 E. WILSON BRIDGE RD., WORTHINGTON, OHIO 43085.